Filed pursuant to Rule 424(b)(4)
Registration No. 333-113764
9,900,000 Shares

Life Time Fitness, Inc.

Common Stock

          We are selling 4,383,577 shares of our common stock and the selling shareholders are selling 5,516,423 shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

          Prior to this firm commitment offering, there has been no public market for our common stock. The initial public offering price of our common stock is $18.50 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “LTM.”

          The underwriters have an option to purchase a maximum of 1,485,000 additional shares to cover over-allotments of shares of our common stock.

          Investing in our common stock involves risks. See “Risk Factors” on page 9.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	Life Time	the Selling
	Public	Commissions	Fitness	Shareholders

Per Share	$18.500	$1.295	$17.205	$17.205
Total	$183,150,000	$12,820,500	$75,419,442	$94,910,058

          Delivery of the shares of our common stock will be made on or about July 6, 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC	UBS Investment Bank

Piper Jaffray	William Blair & Company

The date of this prospectus is June 30, 2004.

LIFETIME FITNESS
Your answer to a healthy way of life.™

Life Time Fitness center located in Skokie, Illinois

SPORTS AND ATHLETICS
Pools available at 30 of 34 centers

PROFESSIONAL FITNESS
Fitness equipment available at all centers

FAMILY RECREATION
Children's programs available at 27 of 34 centers

RESORT AND SPA
Spas available at 26 of 34 centers

Key
Open – 34 centers
Planned opening 2004 – 5 centers
Planned opening 2005 – 6 centers
Illinois
• 7 centers
• 1 center opening 2005
Minnesota
• 14 centers
Michigan
• 5 centers
• 1 center opening 2005
Ohio
• 1 center
New Jersey
• 1 center opening 2005
Maryland
• 1 center opening 2005
Indiana
• 1 center
Virginia
• 2 centers
Arizona
• 2 centers
Texas
• 2 centers
• 5 centers opening 2004
• 2 centers opening 2005

Indoor waterslides available at 24 of 34 centers

Fitness equipment available at all centers

Child care available at 31of 34 centers

Family locker rooms available at 26 of 34 centers

LIFETIME
FITNESS
LIFETIME
FITNESS
Your answer to a healthy way of life.℠
Life Time Fitness center located in
Savage, Minnesota

Basketball available at 29 of 34 centers

Fitness equipment available at all centers

Children's activities available at 27 of 34 centers

Spas available at 26 of 34 centers

      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until July 25, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

(i)

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PROSPECTUS SUMMARY

      The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements.

      We operate distinctive and large sports, athletic, fitness and family recreation centers. As of June 5, 2004, we operated 34 centers primarily in suburban locations across eight states under the LIFE TIME FITNESS® brand. In addition to traditional health club offerings, most of our centers include an expansive selection of premium amenities and services, such as swimming pools, basketball and racquet courts, child care centers and spas, in a resort-like setting. We believe our centers provide a unique experience at a compelling value for our members, resulting in a high number of memberships per center.

      Over the past 12 years, as we have opened new centers, we have refined the size and design of our centers. Of our 34 centers, we consider 25 to be of our large format design, and of these 25 centers, we consider 13 to be of our current model design. Although the size and design of our centers may vary, our business strategy and operating processes remain consistent across all of our centers. Each of our current model centers targets 11,500 memberships by offering approximately 105,000 square feet of health, fitness and family recreation programs and services. Most of the centers that we have opened since 2000 conform to our current model center, and each of these centers has delivered growth in membership levels, revenue and profitability across a range of geographic markets.

      Throughout our history, we have consistently increased our revenue by opening new centers, increasing the number of memberships per existing center and focusing on the sale of additional products and services in our centers. For each of the fiscal years from 2000 to 2003, we experienced annual revenue growth of 74%, 45%, 43% and 32%, respectively, with revenue of $256.9 million in 2003; annual EBITDA growth of 92%, 54%, 35% and 63%, respectively, with EBITDA of $80.0 million in 2003; and annual net income growth of 55%, 7%, 86% and 178%, respectively, with net income of $20.6 million in 2003.

Our Competitive Strengths

We offer comprehensive and convenient programs and services.

      Our large format centers offer sports, athletic, fitness and family recreation programs and services and are conveniently located in high traffic suburban areas. Unlike traditional health clubs, these centers typically offer large indoor and outdoor family recreation pools, climbing walls and basketball and racquet courts, in addition to approximately 400 pieces of cardiovascular and resistance training equipment and an extensive offering of health and fitness classes, as well as child care, spa and dining services. We design and operate our large format centers to accommodate a large and active membership base by providing access to the centers 24 hours a day, seven days a week.

We offer a value proposition that encourages membership loyalty.

      The variety of amenities and services we offer exceeds most other health and fitness center alternatives. Our monthly membership dues typically range from $40 to $60 per month for an individual membership and from $80 to $130 per month for a couple or family membership. Our value proposition and customer-focused approach create loyalty among our members, resulting in an attrition rate that was 6.3% better than the industry average in 2001 and 5.7% better than the industry average in 2002.

We have an established and profitable economic model.

      Our economic model is based on and depends on attracting a large membership base within the first three years after opening, as well as retaining those members and maintaining tight expense control. We expect the typical membership base at our large format centers to increase from approximately 35% of targeted membership capacity at the end of the first month of operations to over 90% of targeted membership capacity by the end of the third year of operations. Average targeted membership capacity is approximately 10,500 for all of our large format centers and 11,500 for our large format centers that are current model centers. Average revenue at our 15 large format centers that were opened in 2001 or earlier exceeded $10.7 million for the year ended December 31, 2003. At these centers during the same period, EBITDA averaged 40% of revenue, including corporate, general and administrative expense of approximately 9% of revenue, and net income averaged approximately 15% of revenue. Our investment for a large format center has averaged approximately $17.8 million, and for a current model center has averaged approximately $23.5 million.

We believe we have a disciplined and sophisticated site selection and development process.

      We believe we have developed a disciplined and sophisticated process to identify specific sites for future centers. This multi-step process is based upon demographic, psychographic and competitive criteria generated from profiles of already successful centers. As a result of our strict adherence to this process, we have never closed a center, and our large format centers produced, on average, EBITDA in excess of 21% of revenue and net income of less than 1% of revenue during their first year of operation.

We have a committed and experienced senior management team.

      Our senior management team has extensive and diverse professional experience. This team is led by our Chief Executive Officer and founder, Bahram Akradi, who has worked in the health and fitness industry for over 20 years, our Chief Operating Officer, Michael Gerend, and our Chief Financial Officer, Michael Robinson. The talented senior management team brings experience from both inside and outside the health and fitness industry and has been instrumental in building and growing our company.

Our Growth Strategy

Drive membership growth.

      New Centers. We opened four centers in 2003, and we plan to open six large format centers in 2004 in both new and existing markets, five of which will be current model centers and the first of which opened in June. We plan to open six current model centers in 2005 in both new and existing markets. We believe, based upon our data, that there is the potential for adding at least 225 additional current model centers throughout the U.S. in existing as well as new markets.

      Existing Centers. Of our 34 centers, the nine that we opened in 2002 and 2003 averaged 65% of targeted membership capacity as of December 31, 2003. We expect the continuing ramp in memberships at these centers to contribute significantly to our growth in 2004 as these centers ramp toward our goal of 90% of targeted membership capacity by the end of their third year of operations. We also plan to continue to drive membership growth at other centers that are not yet at targeted capacity.

Increase revenue per membership.

      From 1999 to 2003, we increased revenue per membership from $659 to $1,089. We believe the revenue from sales of our in-center products and services will grow at a faster rate than enrollment fees and membership dues. From 1999 to 2003, revenue from the sale of in-center products and services grew from $10.6 million to $54.2 million. We expect to continue to drive in-center revenue by increasing sales of our current in-center products and services and introducing new products and services, thereby increasing revenue per membership.

Leverage the LIFE TIME FITNESS brand into the broader health and wellness industry.

      Our rapidly expanding membership base has allowed us to expand the LIFE TIME FITNESS brand into other wellness-related offerings. We plan to leverage the LIFE TIME FITNESS brand into other businesses in the broader health and wellness industry. We have developed and market a line of nutritional products, we circulate 500,000 copies of each issue of our magazine, Experience Life, and we attract an international field of participants to our annual LIFE TIME FITNESS triathlon.

Risks Affecting Us

      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, if we are unable to identify and acquire suitable sites for new centers, are unable to attract and retain members or experience delays in opening new centers, we may not be able to achieve our business objectives. If our business continues to grow, the continued growth may place strains on our systems and our management team, which has never had direct responsibility for managing a publicly traded company. In addition, because of the capital-intensive nature of our business, we will need to incur additional indebtedness and, if we are not able to access additional capital, our ability to expand our business may be impaired.

      Our principal executive offices are located at 6442 City West Parkway, Eden Prairie, Minnesota 55344, and our telephone number is (952) 947-0000. Our web site is located at www.lifetimefitness.com. The information contained on our web site is not a part of this prospectus.

The Offering

Common stock offered by us	4,383,577 shares

Common stock offered by the selling shareholders	5,516,423 shares

Total	9,900,000 shares

Common stock to be outstanding after this offering	33,209,142 shares

Use of proceeds	We expect the net proceeds to us from this offering will be approximately $73.9 million, or approximately $80.7 million if the underwriters exercise their over-allotment option in full. We expect to use the net proceeds from this offering:

• to finance our growth by opening new centers; and

• for repayments of a portion of our indebtedness.

See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholders.

Proceeds to the principal shareholders	$53.8 million

Percentage of common stock owned by the principal shareholders after this offering	55.7%

New York Stock Exchange symbol	“LTM”

      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of May 31, 2004, and excludes:

•	2,966,350 shares of common stock issuable upon exercise of options outstanding under our stock option plans, at a weighted average exercise price of $5.21 per share; and

•	3,500,000 shares of common stock reserved for future issuance under our stock incentive plans, of which options to purchase 1,071,000 shares of common stock are proposed to be issued in connection with this offering at an exercise price per share equal to the price of shares sold in this offering.

      Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	all outstanding shares of our preferred stock have automatically converted into shares of common stock as a result of this offering; and

•	no outstanding options have been exercised since May 31, 2004.

Summary Consolidated Financial Data

      You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes, our “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

							Pro Forma for
				Pro Forma for			the Three
				the Year Ended	For the Three Months		Months Ended
	For the Year Ended December 31,			December 31,	Ended March 31,		March 31,

	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(In thousands, except per share data)
Statement of Operations Data:
Revenue
Center revenue
Membership dues	$94,652	$132,124	$171,596		$39,919	$49,179
Enrollment fees	13,584	18,564	20,594		4,906	4,846
In-center revenue(2)	25,191	38,270	54,237		12,931	16,919

Total center revenue	133,427	188,958	246,427		57,756	70,944
Other revenue	3,240	6,208	10,515		2,525	3,226

Total revenue	136,667	195,166	256,942		60,281	74,170
Operating expenses
Sports, fitness and family recreation center operations	74,025	102,343	131,825		30,705	39,053
Advertising and marketing	6,350	11,722	11,045		2,690	3,680
General and administrative	12,305	14,981	18,554		5,759	5,950
Other operating	4,458	10,358	16,273		3,603	4,557
Depreciation and amortization	17,280	20,801	25,264		5,833	6,947
Impairment charge(3)	—	6,952	—		—	—

Total operating expenses	114,418	167,157	202,961		48,590	60,187

Income from operations	22,249	28,009	53,981		11,691	13,983
Interest expense, net	(12,035)	(14,950)	(19,132)		(4,563)	(4,612)
Loss from extinguishment of debt(4)	(2,911)	—	—		—	—
Equity in earnings (loss) of affiliate(5)	(301)	333	762		151	253

Income before income taxes	7,002	13,392	35,611		7,279	9,624
Provision for income taxes	3,019	5,971	15,006		3,067	3,977

Net income	3,983	7,421	20,605	$20,605	4,212	5,647	$5,647
Accretion of redeemable preferred stock	6,447	7,085	6,987	—	1,723	1,737	—

Net income (loss) applicable to common shareholders	$(2,464)	$336	$13,618	$20,605	$2,489	$3,910	$5,647

Basic earnings (loss) per share	$(0.20)	$0.02	$0.85	$0.72	$0.16	$0.24	$0.20
Weighted average number of common and common equivalent shares outstanding — basic	12,360	15,054	16,072	28,701	15,984	16,156	28,785
Diluted earnings (loss) per share	$(0.20)	$0.02	$0.72	$0.68	$0.15	$0.19	$0.18
Weighted average number of common and common equivalent shares outstanding — diluted(6)	12,360	16,430	28,612	30,224	27,771	29,217	30,829

				March 31, 2004
	December 31,
						Pro Forma
	2001	2002	2003	Actual	Pro Forma(1)	As Adjusted(7)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,208	$8,860	$18,446	$2,307		$64,357
Working capital	(30,242)	(29,819)	(15,340)	(44,779)		17,271
Total assets	346,815	419,024	453,346	453,880		515,930
Total debt	176,727	231,320	233,232	219,111		207,242
Total redeemable preferred stock	96,973	99,179	106,165	107,902	$—	—
Total shareholders’ equity	13,014	18,547	32,792	36,811	144,713	218,632

				For the Three Months
	For the Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

	(In thousands, except center and membership data)
Cash Flow Data:
Net cash provided by operating activities	$32,609	$43,558	$52,576	$14,831	$20,783
Net cash used in investing activities	(63,928)	(31,350)	(24,476)	(3,223)	(19,532)
Net cash provided by (used in) financing activities	28,245	(5,556)	(18,514)	(3,442)	(17,390)
Other Data:
Comparable center revenue growth(8)	12.4%	22.3%	13.2%	13.1%	12.5%
Average revenue per membership(9)	$878	$989	$1,089	$268	$287
Average in-center revenue per membership(10)	166	200	240	59	69
EBITDA(11)	36,317	49,143	80,007	17,675	21,183
EBITDA margin(12)	26.6%	25.2%	31.1%	29.3%	28.6%
Capital expenditures(13)	$94,923	$87,432	$81,846	$12,740	$25,587
Operating Data(14):
Centers open at end of period	24	29	33	29	33
Number of memberships at end of period	173,875	215,387	249,192	229,851	267,474

(1)	The statement of operations data for the year ended December 31, 2003 and the three months ended March 31, 2004 and the balance sheet data as of March 31, 2004 reflect the pro forma effect of the conversion of all the redeemable preferred stock into shares of common stock in connection with this offering.

(2)	In-center revenue includes revenue generated at our centers from fees for personal training, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers.

(3)	For the year ended December 31, 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(4)	A loss on the extinguishment of debt of $2.9 million was recorded for the year ended December 31, 2001. The charge consisted of early extinguishment fees and the write-off of loan costs related to the original debt in connection with the refinancing of 10 of our centers.

(5)	In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(6)	The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the year ended December 31, 2001, there were no dilutive common stock equivalents. For the year ended December 31, 2002, only the shares issuable upon the exercise of stock options were dilutive. For the year ended December 31, 2003 and each of the three month periods ended March 31, 2003 and 2004, the shares issuable upon the exercise of stock options and the conversion of redeemable preferred stock were dilutive. The number of shares excluded from the computation of dilutive earnings per share was 14,247,600, 11,323,000 and 0 for the years ended December 31, 2001, 2002 and 2003, respectively, and 0 for the three months ended March 31, 2003 and 2004.

The following table summarizes the weighted average common shares for basic and diluted earnings per share computations:

	December 31,			March 31,

	2001	2002	2003	2003	2004

	(In thousands)
Weighted average number of common shares outstanding — basic	12,360	15,054	16,072	15,984	16,156
Effect of dilutive stock options	—	1,376	1,522	1,340	2,043
Effect of dilutive redeemable preferred shares outstanding	—	—	11,018	10,447	11,018

Weighted average number of common shares outstanding — dilutive	12,360	16,430	28,612	27,771	29,217

(7)	Assumes the conversion of all preferred stock into 12,629,233 shares of common stock upon completion of this offering and the sale by us of 4,383,577 shares of common stock at an initial public offering price of $18.50 per share in this offering and the application of the estimated aggregate net proceeds to us of $73.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $7.2 million. We intend to use up to $15.0 million of the net proceeds to repay amounts outstanding under our revolving credit facility and, for purposes of this table, we have assumed that we will repay $3.0 million under our revolving credit facility, which was the amount that can be repaid as of March 31, 2004. Amounts repaid under our revolving credit facility may, subject to the terms of the facility, be reborrowed by us. We also intend to use approximately $8.9 million to repay a loan under our construction facility. See “Use of Proceeds” for an explanation of how the amount of indebtedness to be repaid may vary from this table. The as adjusted balance sheet data are presented as if this offering and the application of the net proceeds from this offering occurred on March 31, 2004.

(8)	Membership dues, enrollment fees and in-center revenue for a center are included in comparable center revenue growth beginning on the first day of the thirteenth full calendar month of the center’s operation.

(9)	Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(10)	Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(11)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA:

				For the
				Three Months Ended
	For the Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(In thousands)
Net income	$3,983	$7,421	$20,605	$4,212	$5,647
Interest expense, net	12,035	14,950	19,132	4,563	4,612
Provision for income taxes	3,019	5,971	15,006	3,067	3,977
Depreciation and amortization	17,280	20,801	25,264	5,833	6,947

EBITDA	$36,317	$49,143	$80,007	$17,675	$21,183

(12)	EBITDA margin is the ratio of EBITDA to total revenue.

(13)	Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flow statement, capital expenditures include our purchases of property and equipment and property and equipment purchases financed through notes payable and capital lease obligations.

(14)	The operating data being presented in these items include the center owned by Bloomingdale LLC. See also footnote 5 for a discussion of Bloomingdale LLC. The data presented elsewhere in this section exclude the center owned by Bloomingdale LLC.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. You should also refer to the other information in this prospectus, including our financial statements and the related notes. If any of the following risks actually occurs, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

If we are unable to identify and acquire suitable sites for new sports, fitness and family recreation centers, our revenue growth rate and profits may be negatively impacted.

      To successfully expand our business, we must identify and acquire sites that meet the site selection criteria we have established. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition from other health and fitness center operators for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we are unable to identify and acquire sites for new sports, fitness and family recreation centers, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new center. For example, in 2002 we recorded an asset impairment charge of $7.0 million related to our executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building.

We may be unable to attract and retain members, which could have a negative effect on our business.

      The success of our business depends on our ability to attract and retain members, and we cannot assure you that we will be successful in our marketing efforts or that the membership levels at our centers will not materially decline, especially at those centers that have been in operation for an extended period of time. All of our members can cancel their membership at any time upon one month’s notice. In addition, we experience attrition and must continually attract new members in order to maintain our membership levels. There are numerous factors that could lead to a decline in membership levels or that could prevent us from increasing membership at newer centers where membership is generally not yet at a targeted capacity, including market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, direct and indirect competition in the areas where our centers are located, a decline in the public’s interest in health and fitness, changes in discretionary spending trends and general economic conditions. In addition, we may decide to close a center and attempt to move members of that center to a different center or we may have to temporarily relocate members if a center is closed for remodeling or due to fire, earthquake or other casualty.

Delays in new sports, fitness and family recreation center openings could materially adversely affect our financial performance.

      In order to meet our objectives, it is important that we open new centers on schedule. A significant amount of time and expenditure of capital is required to develop and construct new centers. If we are significantly delayed in opening new centers, our competitors may be able to open new clubs in the same market before we open our centers. This change in the competitive landscape could negatively impact our pre-opening sales of memberships and increase our investment costs. In addition, delays in opening new centers could hurt our ability to meet our growth objectives. Our ability to open new centers on schedule depends on a number of factors, many of which are beyond our control. These factors include:

•	obtaining acceptable financing for construction of new sites;

•	obtaining entitlements, permits and licenses necessary to complete construction of the new center on schedule;

•	recruiting, training and retaining qualified management and other personnel;

•	securing access to labor and materials necessary to develop and construct our centers;

•	delays due to material shortages, labor issues, weather conditions or other acts of god, discovery of contaminants, accidents, deaths or injunctions; and

•	general economic conditions.

Our continued growth could place strains on our management, employees, information systems and internal controls which may adversely impact our business and the value of your investment.

      Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of our sports, fitness and family recreation centers. Our past expansion has placed, and any future expansion will place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, will increase management responsibilities and will divert management attention.

The opening of new centers in existing locations may negatively impact our comparable revenue increases and our overall operating margins.

      We currently operate sports, fitness and family recreation centers in eight states. Our plans for 2004 include opening six new centers, four of which are in an existing market. With respect to existing markets, it has been our experience that opening new centers may attract some memberships away from other centers already operated by us in those markets and diminish their revenues. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our comparable center revenue increases may be lower in future periods than in the past.

      Another result of opening new centers is that our overall operating margins may be lower than they have been historically. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers to affect our operating margins at these new centers. We also expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly-entered geographic regions. As a result of the impact of these rising costs, our total center contribution and operating margins may be lower in future periods than they have been in the past.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

      As of March 31, 2004, we had total consolidated indebtedness of $219.1 million, consisting principally of obligations under construction and term notes that are secured by certain of our properties, borrowings under our revolving credit facility that are secured by certain personal property, mortgage notes that are secured by certain of our sports, fitness and family recreation centers and obligations under capital leases.

      Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for capital expenditures, working capital, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to pay the principal of, and interest on, our indebtedness, including indebtedness that we may incur in the future;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	a substantial decrease in our cash flows from operations could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our debt level may make us more vulnerable and less flexible than our competitors to a downturn in our business or the general economy; and

•	some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

      In addition to the amount of indebtedness outstanding as of March 31, 2004, we have access to an additional $133.1 million under our credit facilities. Following this offering, we will continue to have the ability to incur new debt, subject to limitations under our existing credit facilities and in our debt financing agreements. Furthermore, we have 13 centers financed by Teachers Insurance and Annuity Association of America that are subject to cross-default and cross-collateral provisions, which would allow the lender to foreclose on each of these 13 centers if there is an event of default related to one or more of these centers. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, could intensify.

Because of the capital-intensive nature of our business, we may have to incur additional indebtedness or issue new equity securities and, if we are not able to access additional capital, our ability to operate or expand our business may be impaired and our operating results could be adversely affected.

      Our business requires significant levels of capital to finance the development of additional sites for new sports, fitness and family recreation centers and the construction of our centers. If cash from available sources is insufficient, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event that we are required or choose to raise additional funds, we may be unable to do so on favorable terms or at all. Furthermore, the cost of debt financing could significantly increase, making it cost-prohibitive to borrow, which could force us to issue new equity securities. If we issue new equity securities, existing shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures. Any inability to raise additional capital when required could have an adverse effect on our business plans and operating results.

The health club industry is highly competitive and our competitors may have greater resources and name recognition than we have.

      We compete with other health and fitness centers, physical fitness and recreational facilities established by local non-profit organizations, governments, hospitals, and businesses, amenity and condominium clubs and similar non-profit organizations, local salons, cafes and businesses offering similar ancillary services, and, to a lesser extent, racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home fitness equipment industry. Competitors, which may have greater resources or greater name recognition than we have, may compete with us to attract members in our markets. Non-

profit and government organizations in our markets may be able to obtain land and construct centers at a lower cost than us and may be able to collect membership fees without paying taxes, thereby allowing them to lower their prices. This competition may limit our ability to increase membership fees, retain members, attract new members and retain qualified personnel.

Competitors could copy our business model and erode our market share, brand recognition and profitability.

      We employ a business model that could allow competitors to duplicate our successes. We cannot assure you that our competitors will not attempt to copy our business model and that this will not erode our market share and brand recognition and impair our growth rate and profitability. In response to any such competitors, we may be required to decrease our membership fees, which may reduce our operating margins and profitability.

We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our centers in any of these areas could harm our operating results.

      We currently operate multiple sports, fitness and family recreation centers in several metropolitan areas, including 14 in the Minneapolis/St. Paul market, seven in the Chicago market and five in the Detroit market, with continued planned expansion in other markets. As a result, any prolonged disruption in the operations of our centers in any of these markets, whether due to technical difficulties, power failures or destruction or damage to the centers as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

If we cannot retain our key personnel and hire additional highly qualified personnel, we may not be able to successfully manage our operations and pursue our strategic objectives.

      We are highly dependent on the services of our senior management team and other key employees at both our corporate headquarters and our centers, and on our ability to recruit, retain and motivate key personnel. Competition for such personnel is intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could materially and adversely affect us.

If our founder and chief executive officer leaves our company for any reason, it could have a material adverse effect on us.

      Our growth and development to date have been largely dependent upon the services of Bahram Akradi, our Chairman of the Board of Directors, President, Chief Executive Officer and founder. If Mr. Akradi ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws, we will be in default under the loan documents for our 13 centers financed with Teachers Insurance and Annuity Association of America. As a result, Mr. Akradi may be able to exert disproportionate control over our company because of the significant consequence of his departure. We do not have any employment or non-competition agreement with Mr. Akradi.

We could be subject to claims related to health or safety risks at our sports, fitness and family recreation centers.

      Use of our centers poses potential health or safety risks to members or guests through exertion and use of our equipment, swimming pools and other facilities and services. We cannot assure you that claims will not be asserted against us for injury or death suffered by someone using our facilities or services. In addition, the child care services we offer at our centers expose us to claims related to child care. Lastly, because we construct our own centers, we also face liability in connection with the construction of these centers.

We are subject to extensive government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.

      Various federal and state laws and regulations govern our operations, including:

•	general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale and collection of our memberships;

•	state and local health regulations;

•	federal regulation of health and nutritional products; and

•	regulation of rehabilitation service providers.

Any changes in such laws could have a material adverse effect on our financial condition and results of operations.

We have introduced other business initiatives that may not be profitable.

      In addition to our sports, fitness and family recreation centers, we have introduced other business initiatives in the areas of nutritional products, media and athletic events in order to capitalize on our brand identity and membership base. We have limited experience with these other initiatives and face significant competition against established companies with more retail experience and greater financial resources than us. We may not be able to compete effectively against these established companies, and these other business initiatives may not be profitable. In addition, we license from a third party the right to use the mark “LIFE TIME” in connection with our nutritional products, as well as the right to use certain ingredients of such products. These rights may be material to marketing and distributing our nutritional products. If these licenses are terminated for any reason, we may no longer be able to market and distribute nutritional products under the LIFE TIME FITNESS brand.

We could be subject to claims related to our nutritional products.

      The nutritional products industry is currently the source of proposed federal laws and regulations, as well as numerous lawsuits. We advertise and offer for sale proprietary nutritional products within our centers, on the Internet and through selected national retail channels. We cannot assure you that there will be no claims against us regarding the ingredients in, manufacture of or results of using our nutritional products. Furthermore, we cannot assure you that any rights we have under indemnification provisions or insurance policies will be sufficient to cover any losses that might result from such claims.

If it becomes necessary to protect or defend our intellectual property rights or if we infringe on the intellectual property rights of others, we may be required to pay royalties or fees or become involved in costly litigation.

      We may have disputes with third parties to enforce our intellectual property rights, protect our trademarks, determine the validity and scope of the proprietary rights of others or defend ourselves from claims of infringement, invalidity or unenforceability. Such disputes may require us to engage in litigation. We may incur substantial costs and a diversion of resources as a result of such disputes and litigation, even if we win. In the event that we do not win, we may have to enter into royalty or licensing agreements, we may be prevented from using the marks within certain markets in connection with goods and services that are material to our business or we may be unable to prevent a third party from using our marks. We cannot assure you that we would be able to reach an agreement on reasonable terms, if at all. In particular, although we own an incontestable federal trademark registration for use of the LIFE TIME FITNESS® mark in the field of health and fitness centers, we are aware of entities in certain locations around the country that use LIFE TIME FITNESS or a similar mark in connection with goods and services related to health and fitness. The rights of these entities in such marks may predate our rights.

Accordingly, if we open any sports, fitness and family recreation centers in the areas in which these parties operate, we may be required to pay royalties or may be prevented from using the mark in such areas.

Our business could be affected by acts of war or terrorism.

      Current world tensions could escalate, potentially leading to war or acts of terrorism. This could have unpredictable consequences on the world economy and on our business.

Risks Related to this Offering

We will face new challenges and increased costs as a public company.

      Our management team has historically operated our business as a privately held company. Our management team has never had direct responsibility for managing a publicly traded company. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws and regulations and listing requirements.

We may use the proceeds of this offering in ways with which you may disagree.

      Our management will have significant discretion in the use of a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      The initial public offering price for our common stock has been determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile.

      The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of health and fitness companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	investor perceptions of the health and fitness industry, in general, and our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	the seasonality of our business;

•	the opening of new centers;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

If you purchase shares of common stock sold in this offering, you will experience significant and immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience significant and immediate dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options to purchase common stock.

Our principal shareholders, directors and executive officers may exercise significant control over our company.

      Our principal shareholders, directors and executive officers and entities affiliated with them will own approximately 56.9% of the outstanding shares of our common stock after this offering. As a result, these shareholders, if acting together, will be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.

      Anti-takeover provisions of our articles of incorporation, bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “control share acquisitions” and “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

      We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, the terms of our revolving credit facility and certain of our debt financing agreements prohibit us from paying dividends without the consent of the lenders. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Common stock available for future sale by our shareholders may adversely affect our stock price.

      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales could also make it more difficult for us to sell shares of our common stock or equity-related securities in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

•	our estimates of future expenses, revenue and profitability;

•	trends affecting our financial condition and results of operations;

•	our ability to attract and retain members or achieve our targeted membership capacity;

•	the availability and terms of debt financing;

•	our ability to identify sites and open new centers on schedule;

•	new initiatives to enhance our brand in the areas of exercise, nutrition and education;

•	industry trends and the competitive environment;

•	the impact of losing one or more senior executive or failing to attract additional key personnel; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors.”

      In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      The net proceeds from the sale of the 4,383,577 shares of our common stock offered by us are estimated to be approximately $73.9 million, after deducting the underwriting discounts and estimated offering expenses, based upon an initial public offering price of $18.50, or approximately $80.7 million if the over-allotment option is exercised by the underwriters in full. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

      A principal purpose of this offering is to establish a public market for our common stock. We expect to use all of the net proceeds of this offering, except as described below, to finance our growth by opening additional sports, fitness and family recreation centers. This includes approximately $20 to $25 million for the purchase of land for centers we plan to open in 2005 and approximately $15 to $20 million for the construction of the center we opened in June 2004 and the five remaining centers to be opened this year. This also includes approximately $10 to $15 million for the purchase of the initial exercise equipment, furniture and fixtures for the center we opened in June 2004 and the five remaining centers to be opened this year. We expect to use a portion of the net proceeds to completely repay amounts outstanding under our revolving credit facility as soon as practicable after receiving the proceeds from this offering, which amount could range from the $3 million that could be repaid as of March 31, 2004 to $15 million. The revolving credit facility bears interest at 4.0% over LIBOR and expires on June 30, 2005. The amounts to be repaid under the revolving credit facility were borrowed within the past year and were used to fund the acquisition of land and construction of centers we plan to open in 2004 and other working capital needs. We also expect to use approximately $9 million of the net proceeds of this offering to repay a loan under the construction facility that we used to finance the development of our center in Plano, Texas. The term loan bears interest at 0.5% over the prime rate and expires on April 10, 2006.

      The amounts and timing of our actual use of proceeds will depend upon numerous factors, including our plans for the construction and opening of new centers and our ability to obtain and extend our debt financing on favorable terms. The amounts that we may allocate to the particular uses of the net proceeds of this offering may vary from the above based primarily on amounts outstanding under our revolving credit facility and the distinct timing implications between membership dues generated and when funds are needed. In addition, the amount used for any particular component of constructing and opening a new center may vary depending on increases and decreases in costs of the different components and our ability to negotiate pricing. Although we do not currently have any specific plans for other uses of the proceeds, there are other potential uses of the proceeds, including expediting future land purchases, technological investment in our current in-center and corporate businesses, investment in our current corporate headquarters, acquisitions of free-standing single unit health clubs, acquisitions of other health club companies and initial investments in additional corporate businesses. Our management will have significant flexibility and discretion in applying the net proceeds of this offering. Until we use the proceeds for a particular purpose, we plan to invest the net proceeds of this offering generally in short-term, investment-grade instruments, interest-bearing securities or direct or guaranteed obligations of the United States, but we cannot assure you that these investments will yield a favorable return.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our revolving credit facility and certain of our debt financing agreements prohibit us from paying dividends without the consent of the lenders. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (1) the filing of our amended and restated articles of incorporation to provide for authorized capital stock of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, (2) the sale by us of 4,383,577 shares of common stock at an initial public offering price of $18.50 per share in this offering and the receipt of the estimated $73.9 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $7.2 million, and (3) the conversion of all preferred stock upon the completion of this offering.

      You should read the information below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2004

		Pro Forma
	Actual	As Adjusted

	(In thousands, except
	share data)
Cash and cash equivalents	$2,307	$64,357

Restricted cash(1)	$12,459	$12,459

Total debt	$219,111	$207,242

Redeemable preferred stock:
Series B redeemable preferred stock, par value $.02 per share:
1,000,000 shares authorized, 1,000,000 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	27,352	—
Series C redeemable preferred stock, par value $.02 per share:
4,500,000 shares authorized, 4,500,000 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	57,030	—
Series D redeemable preferred stock, par value $.02 per share:
2,000,000 shares authorized, 1,946,250 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	23,520	—

Total redeemable preferred stock(2)	107,902	—

Shareholders’ equity:
Undesignated preferred stock: 2,500,000 shares authorized, none issued and outstanding, actual; 10,000,000 shares authorized, none issued and outstanding, as adjusted	—	—
Common stock, par value $.02 per share: 50,000,000 shares authorized, 16,156,332 shares issued and outstanding, actual; 50,000,000 shares authorized, 33,169,142 shares issued and outstanding, as adjusted(3)	323	663
Additional paid-in capital	17,823	199,304
Retained earnings	18,665	18,665

Total shareholders’ equity	36,811	218,632

Total capitalization	$363,824	$425,874

(1)	We are required to keep cash on deposit at certain financial institutions in accordance with certain of our credit facilities.

(2)	All redeemable preferred stock will convert into an aggregate of 12,629,233 shares of our common stock upon completion of this offering.

(3)	Excludes:

•	3,018,350 shares of common stock reserved for issuance upon exercise of outstanding stock options under our 1996 Stock Option Plan and our 1998 Stock Option Plan at a weighted average exercise price of $5.17 per share, of which options to purchase 1,485,525 shares were exercisable as of March 31, 2004; and

•	3,500,000 shares of common stock available for future issuance under our long-term incentive plan, of which options to purchase 1,071,000 shares of common stock are proposed to be issued in connection with this offering at an exercise price per share equal to the price of shares sold in this offering.

DILUTION

      Our pro forma net tangible book value as of March 31, 2004 was approximately $144.7 million, or $5.03 per share of common stock. Pro forma net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding, after giving effect to the conversion of all of our outstanding preferred stock, as of March 31, 2004.

      Dilution in pro forma net tangible book value represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma adjusted net tangible book value per share of our common stock after completion of this offering. Assuming the conversion of all preferred stock into common stock upon the completion of this offering, our sale of shares of common stock in this offering at an initial public offering price of $18.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been approximately $218.6 million, or $6.59 per share. This represents an immediate increase in pro forma net tangible book value of $1.56 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $11.91 per share to purchasers of common stock in this offering. The following table illustrates this per share dilution.

Initial public offering price per share		$18.50

Pro forma net tangible book value per share as of March 31, 2004	$5.03

Increase per share attributable to new investors	1.56

Pro forma net tangible book value per share after this offering		6.59

Dilution per share to new investors		$11.91

      The following table sets forth, as of March 31, 2004 on the pro forma basis described above, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing shareholders and by purchasers of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an initial public offering price of $18.50 per share.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders	28,785,565	86.8%	$100,251,131	55.3%	$3.48
New investors	4,383,577	13.2	$81,096,175	44.7	$18.50

Total	33,169,142	100%	$181,347,306	100%

      Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to 23,269,142, or 70.2% of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to 9,900,000, or 29.8% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders after this offering would be reduced to 22,175,506, or 66.1% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 11,385,000, or 33.9% of the total number of shares of our common stock outstanding after this offering.

      This table assumes that no options were exercised after March 31, 2004. As of March 31, 2004, there were outstanding options to purchase a total of 3,018,350 shares of common stock at a weighted average exercise price of approximately $5.17 per share. To the extent that these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2003 and 2004 and the balance sheet data as of December 31, 1999, 2000 and 2001 and March 31, 2004 are unaudited, have been derived from our internal records, have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, present fairly our consolidated financial position as of such dates and our consolidated results of operations for such periods. The unaudited interim consolidated financial statements include all adjustments, which include only normal and recurring adjustments, necessary to present fairly the data included therein. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year. See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net earnings (loss) per share.

									Pro Forma
						Pro Forma for			for the Three
						the Year Ended	For the Three Months		Months Ended
	For the Year Ended December 31,					December 31,	Ended March 31,		March 31,

	1999	2000	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(In thousands)
Statement of Operations Data:

Revenue

Center revenue

Membership dues	$37,719	$65,601	$94,652	$132,124	$171,596		$39,919	$49,179

Enrollment fees	5,935	9,195	13,584	18,564	20,594		4,906	4,846

In-center revenue(2)	10,607	18,278	25,191	38,270	54,237		12,931	16,919

Total center revenue	54,261	93,074	133,427	188,958	246,427		57,756	70,944

Other revenue	—	1,403	3,240	6,208	10,515		2,525	3,226

Total revenue	54,261	94,477	136,667	195,166	256,942		60,281	74,170

Operating expenses

Sports, fitness and family recreation center operations	29,961	51,106	74,025	102,343	131,825		30,705	39,053

Advertising and marketing	5,112	6,136	6,350	11,722	11,045		2,690	3,680

General and administrative	6,723	9,996	12,305	14,981	18,554		5,759	5,950

Other operating	167	3,337	4,458	10,358	16,273		3,603	4,557

Depreciation and amortization	4,983	10,291	17,280	20,801	25,264		5,833	6,947

Impairment charge(3)	—	—	—	6,952	—		—	—

Total operating expenses	46,946	80,866	114,418	167,157	202,961		48,590	60,187

Income from operations	7,315	13,611	22,249	28,009	53,981		11,691	13,983

Interest expense, net	(3,222)	(7,861)	(12,035)	(14,950)	(19,132)		(4,563)	(4,612)

Loss from extinguishment of debt(4)	—	—	(2,911)	—	—		—	—

Equity in earnings (loss) of affiliate(5)	—	(347)	(301)	333	762		151	253

Income before income taxes	4,093	5,403	7,002	13,392	35,611		7,279	9,624

Provision for income taxes	1,694	1,681	3,019	5,971	15,006		3,067	3,977

Net income	2,399	3,722	3,983	7,421	20,605	$20,605	4,212	5,647	$5,647

Accretion of redeemable preferred stock	1,971	3,490	6,447	7,085	6,987	—	1,723	1,737	—

Net income (loss) applicable to common shareholders	$428	$232	$(2,464)	$336	$13,618	$20,605	$2,489	$3,910	$5,647

									Pro Forma
						Pro Forma for			for the Three
						the Year Ended	For the Three Months		Months Ended
	For the Year Ended December 31,					December 31,	Ended March 31,		March 31,

	1999	2000	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(In thousands, except per share data)
Basic earnings (loss) per share	$0.04	$0.02	$(0.20)	$0.02	$0.85	$0.72	$0.16	$0.24	$0.20

Weighted average number of common and common equivalent shares outstanding — basic	10,531	10,602	12,360	15,054	16,072	28,701	15,984	16,156	28,785

Diluted earnings (loss) per share	$0.04	$0.02	$(0.20)	$0.02	$0.72	$0.68	$0.15	$0.19	$0.18

Weighted average number of common and common equivalent shares outstanding — diluted(6)	12,077	12,251	12,360	16,430	28,612	30,224	27,771	29,217	30,829

							Pro Forma
	December 31,					March 31,	March 31,

	1999	2000	2001	2002	2003	2004	2004(1)

	(In thousands)
Balance Sheet Data (end of period):

Cash and cash equivalents	$842	$5,192	$2,208	$8,860	$18,446	$2,307

Working capital	(23,309)	(25,057)	(30,242)	(29,819)	(15,340)	(44,779)

Total assets	155,744	264,516	346,815	419,024	453,346	453,880

Total debt	83,364	128,710	176,727	231,320	233,232	219,111

Total redeemable preferred stock	29,806	75,719	96,973	99,179	106,165	107,902	$—

Total shareholders’ equity	9,749	10,826	13,014	18,547	32,792	36,811	144,713

						For the Three Months
	For the Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except center and membership data)
Cash Flow Data:
Net cash provided by operating activities	$13,733	$16,350	$32,609	$43,558	$52,576	$14,831	$20,783

Net cash used in investing activities	(39,800)	(56,875)	(63,928)	(31,350)	(24,476)	(3,223)	(19,532)

Net cash provided by (used in) financing activities	16,240	44,964	28,245	(5,556)	(18,514)	(3,442)	(17,390)

Other Data:

Comparable center revenue growth(7)	17.0%	16.1%	12.4%	22.3%	13.2%	13.1%	12.5%

Average revenue per membership(8)	$659	$794	$878	$989	$1,089	$268	$287

Average in-center revenue per membership(9)	129	156	166	200	240	59	69

EBITDA(10)	12,298	23,555	36,317	49,143	80,007	17,675	21,183

EBITDA margin(11)	22.7%	24.9%	26.6%	25.2%	31.1%	29.3%	28.6%

Capital expenditures(12)	$77,500	$105,763	$94,923	$87,432	$81,846	$12,740	$25,587

Operating Data(13):

Centers open at end of period	14	18	24	29	33	29	33

Number of memberships at end of period	97,631	133,480	173,875	215,387	249,192	229,851	267,474

(1)	The statement of operations data for the year ended December 31, 2003 and the three months ended March 31, 2004 and the balance sheet data as of March 31, 2004 reflect the pro forma effect of the conversion of all the redeemable preferred stock into shares of common stock in connection with this offering.

(2)	In-center revenue includes revenue generated at our centers from fees for personal training, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers.

(3)	For the year ended December 31, 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(4)	A loss on the extinguishment of debt of $2.9 million was recorded for the year ended December 31, 2001. The charge consisted of early extinguishment fees and the write-off of loan costs related to the original debt in connection with the refinancing of 10 of our centers.

(5)	In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(6)	The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the year ended December 31, 2001, there were no dilutive common stock equivalents. For the year ended December 31, 2002, only the shares issuable upon the exercise of stock options were dilutive. For the year ended December 31, 2003 and each of the three month periods ended March 31, 2003 and 2004, the shares issuable upon the exercise of stock options and the conversion of redeemable preferred stock were dilutive. The number of shares excluded from the computation of dilutive earnings per share was 14,247,600, 11,323,000 and 0 for the years ended December 31, 2001, 2002 and 2003, respectively, and 0 for the three months ended March 31, 2003 and 2004.

The following table summarizes the weighted average common shares for basic and diluted earnings per share computations:

				Three Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

	(In thousands)
Weighted average number of common shares outstanding — basic	12,360	15,054	16,072	15,984	16,156
Effect of dilutive stock options	—	1,376	1,522	1,340	2,043
Effect of dilutive redeemable preferred shares outstanding	—	—	11,018	10,447	11,018

Weighted average number of common shares outstanding — dilutive	12,360	16,430	28,612	27,771	29,217

(7)	Membership dues, enrollment fees and in-center revenue for a center are included in comparable center revenue growth beginning on the first day of the thirteenth full calendar month of the center’s operation.

(8)	Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(9)	Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(10)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA:

						For the
						Three Months Ended
	For the Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Net income	$2,399	$3,722	$3,983	$7,421	$20,605	$4,212	$5,647
Interest expense, net	3,222	7,861	12,035	14,950	19,132	4,563	4,612
Provision for income taxes	1,694	1,681	3,019	5,971	15,006	3,067	3,977
Depreciation and amortization	4,983	10,291	17,280	20,801	25,264	5,833	6,947

EBITDA	$12,298	$23,555	$36,317	$49,143	$80,007	$17,675	$21,183

(11)	EBITDA margin is the ratio of EBITDA to total revenue.

(12)	Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flows statement, capital expenditures include our purchases of property and equipment and property and equipment purchases financed through notes payable and capital lease obligations.

(13)	The operating data being presented in these items include the center owned by Bloomingdale LLC. See also footnote 5 for a discussion of Bloomingdale LLC. The data presented elsewhere in this section exclude the center owned by Bloomingdale LLC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” beginning on page 9 of this prospectus.

Overview

      We operate sports, fitness and family recreation centers. As of June 5, 2004, we operated 34 centers primarily in suburban locations across eight states under the LIFE TIME FITNESS brand. We commenced operations in 1992 by opening centers in the Minneapolis and St. Paul, Minnesota area. During this period of initial growth, we refined the format and model of our center while building our membership base, infrastructure and management team. As a result, several of the centers that opened during our early years have designs that differ from our current model center.

      Of our 34 centers, 25 are of our large format design. These 25 centers are distinguished by their size, which averages 95,000 square feet, their location in suburban areas, their complete offering of services and amenities and their similar look and feel. In 2000, we standardized the size, design and layout of our centers to be approximately 105,000 square feet, which we refer to as our current model centers. Of our 25 large format centers, 13 are current model centers. We opened six centers in 2001, five centers in 2002 and four centers in 2003. We plan to open six large format centers in 2004, five of which will be current model centers and the first of which opened in June. We plan to open six current model centers in 2005. By analyzing the number of our existing centers relative to the population of their respective major metropolitan markets, each of which has met our predetermined physical, demographic, psychographic and competitive criteria, we believe that there is a potential for adding at least 225 more of our current model centers throughout the U.S. in existing as well as new markets. Our nine other centers that do not meet the criteria of our large format centers were opened early in our history or in areas where we identified an opportunity to fill-in existing markets or compete in smaller metropolitan areas.

      We compare the results of our centers based on how long the centers have been open at the most recent measurement period. We include a center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month of the center’s operation, prior to which time we refer to the center as a new center. As we grow our presence in existing markets by opening new centers, we expect to attract some memberships away from other centers already in those markets, reducing their revenue and initially lowering their profitability. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our comparable center revenue increases may be lower in future periods than in the past. Of the six new centers we plan to open in each of 2004 and 2005, we expect that four in each year will be in existing markets. We do not expect that operating costs of our planned new centers will be higher than centers opened in the past, and we also do not expect that the planned increase in the number of centers will have a material adverse effect on the overall financial condition or results of operations of existing centers. However, as a result of the simultaneous pre-marketing advertising campaigns for five of the centers opening in 2004 and the costs related to those campaigns, we expect that operating margins may be negatively impacted in the second quarter of 2004. Our categories of new centers and comparable centers do not include the center owned by Bloomingdale LLC because it is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

      We measure performance using such key operating statistics as comparable center revenue growth, average revenue per membership, including dues and enrollment fees, average in-center revenue per membership and center operating expenses, with an emphasis on payroll and occupancy costs, as a percentage of sales. We use center EBITDA margins to evaluate overall performance on an individual center basis. In addition, we focus on several membership statistics on a center-level and system-wide basis. These metrics include growth in center membership levels and growth in system-wide memberships, percentage center membership to target capacity, center membership usage, center membership mix among individual, couple and family memberships and center attrition rates.

      We have three primary sources of revenue. First, our largest source of revenue is membership dues and enrollment fees paid by our members. We recognize revenue from monthly membership dues in the month to which they pertain. We recognize revenue from enrollment fees over the expected average life of the membership, which is 36 months. Second, we generate revenue, which we refer to as in-center revenue, at our centers from fees for personal training, group fitness training and other member activities, sales of products at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers. And third, we have expanded the LIFE TIME FITNESS brand into other wellness-related offerings that generate revenue, which we refer to as other revenue, including our media, nutritional product and athletic event businesses. Our primary media offering is our magazine, Experience Life. Other revenue also includes our restaurant located in the building where we operate a center designed as an urban executive facility in downtown Minneapolis, Minnesota.

      Sports, fitness and family recreation center operations expenses consist primarily of salary, commissions, payroll taxes, benefits, real estate taxes and other occupancy costs, utilities, repairs and maintenance, supplies, administrative support and communications to operate our centers. Advertising and marketing expenses consist of our marketing department costs and media and advertising costs to support center membership growth and our media, nutritional product and athletic event businesses. General and administrative expenses include costs relating to our centralized support functions, such as accounting, information systems, procurement and member relations, as well as our real estate and development team and other members of senior management. Our other operating expenses include the costs associated with our media, nutritional product and athletic event businesses, our restaurant and other corporate expenses, as well as gains or losses on our dispositions of assets. Our total operating expenses may vary from period to period depending on the number of new centers opened during that period.

      Our primary capital expenditures relate to the construction of new centers and updating and maintaining our existing centers. The land acquisition, construction and equipment costs for a current model center aggregate, on average, approximately $23.5 million, which could vary considerably based on variability in land cost and the cost of construction labor, as well as whether or not a tennis area is included. We perform maintenance and make improvements on our centers and equipment every year. We conduct a more thorough remodeling project at each center approximately every five years.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives, volatility factors in determining fair value of option grants, tax provisions and provisions for uncollectible receivables. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the weighted average expected life of center memberships. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

      Revenue recognition. We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are non-refundable after 30 days. Enrollment fees and related direct expenses, primarily commissions, are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. In addition, monthly membership dues paid in advance of a sports, fitness and family recreation center opening are deferred until the center opens. We only offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

      We provide services at each of our sports, fitness and family recreation centers, including personal training, LifeSpa, LifeCafe and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related direct expenses, primarily commissions, are deferred and recognized when services are performed. Other revenue, which includes revenue generated from our nutritional products, media, athletic events and restaurant, is recognized when realized and earned. For nutritional products, revenue is recognized, net of sales returns and allowances, at the time the risk of loss passes to the customer. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. Restaurant revenue is recognized at the point of sale to the customer.

      Pre-opening operations. We generally operate a preview center up to nine months prior to the planned opening of a sports, fitness and family recreation center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs incurred during the period prior to a center opening are deferred and amortization begins when the center opens; however, the related advertising, office and rent expenses incurred during this period are expensed as incurred.

      Impairment of long-lived assets. The carrying value of our long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We consider a history of consistent and significant operating losses to be our primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center level or the separate restaurant. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or the restaurant, compared to the carrying value of the assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For the year ended December 31, 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas and the initial cash flow results have not been as high as projected. This executive facility and restaurant differ significantly from our standard model. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

Results of Operations

      The following table sets forth our statement of operations data as a percentage of total revenues for the periods indicated:

				For the
	For the Year Ended			Three Months
	December 31,			Ended March 31,

	2001	2002	2003	2003	2004

Revenue
Center revenue
Membership dues	69.3%	67.7%	66.8%	66.2%	66.3%
Enrollment fees	9.9	9.5	8.0	8.1	6.5
In-center revenue	18.4	19.6	21.1	21.5	22.8

Total center revenue	97.6	96.8	95.9	95.8	95.6
Other revenue	2.4	3.2	4.1	4.2	4.4

Total revenue	100.0	100.0	100.0	100.0	100.0
Operating expenses
Sports, fitness and family recreation center operations	54.2	52.4	51.3	50.9	52.7
Advertising and marketing	4.6	6.0	4.3	4.5	5.0
General and administrative	9.0	7.7	7.2	9.6	8.0
Other operating	3.3	5.2	6.4	6.0	6.1
Depreciation and amortization	12.6	10.7	9.8	9.6	9.3
Impairment charge	—	3.6	—	—	—

Total operating expenses	83.7	85.6	79.0	80.6	81.1
Income from operations	16.3	14.4	21.0	19.4	18.9
Interest expense, net	8.8	7.7	7.4	7.6	6.2
Loss from extinguishment of debt	2.1	—	—	—	—
Equity in earnings (loss) of affiliate	(0.2)	0.2	0.3	0.3	0.3

Total other income (expense)	11.1	7.5	7.1	7.3	5.9
Income before income taxes	5.2	6.9	13.9	12.1	13.0
Provision for income taxes	2.3	3.1	5.9	5.1	5.4

Net income	2.9%	3.8%	8.0%	7.0%	7.6%

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Total Revenue. Total revenue increased $13.9 million, or 23.0%, to $74.2 million for the three months ended March 31, 2004 from $60.3 million for the three months ended March 31, 2003.

      Total center revenue grew $13.1 million, or 22.8%, to $70.9 million for the three months ended March 31, 2004 from $57.8 million for the three months ended March 31, 2003. Of the $13.2 million increase in total center revenue,

•	70.0% was from membership dues, which increased $9.3 million.

•	30.0% was from in-center revenue, which increased $4.0 million primarily as a result of our members’ increased use of personal training services and our LifeCafes and LifeSpas. As a result of this in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased to $69 for the three months ended March 31, 2004 from $59 for the three months ended March 31, 2003.

      Enrollment fees were essentially flat for the three months ended March 31, 2004 compared to March 31, 2003 primarily because no new centers were opened during either period, and the average enrollment fee of new memberships in existing centers decreased approximately 16% from the three months ended March 31, 2003 to the three months ended March 31, 2004. The decrease in average enrollment fees was a result of entering into a program with a health maintenance organization (HMO) provider under which we offer reduced enrollment fees to HMO members to drive membership growth in our Minnesota centers and the implementation of a new marketing program in our Arizona market also designed to drive membership growth.

      Other revenue grew $0.7 million, or 27.8%, to $3.2 million from $2.5 million, which was primarily due to increased sales of our nutritional products and increased revenue generated from advertising sales in our media division.

      Sports, fitness and family recreation center operations expenses. Sports, fitness and family recreation center operations expenses were $39.1 million, or 55.0% of total center revenue (or 52.7% of total revenue), for the three months ended March 31, 2004 compared to $30.7 million, or 53.2% of total center revenue (or 50.9% of total revenue), for the three months ended March 31, 2003. This $8.4 million increase primarily consisted of an increase of $5.2 million in payroll-related costs and an increase of $2.7 million in utilities and occupancy costs, both to support increased memberships at new and existing centers and increased expenses to support in-center products and services. The increase in occupancy costs also included $1.2 million in expenses related to a sale-leaseback transaction with respect to two of our current model centers that was entered into late in the third quarter of 2003.

      Advertising and marketing expenses. Advertising and marketing expenses were $3.7 million, or 5.0% of total revenue, for the three months ended March 31, 2004 compared to $2.7 million, or 4.5% of total revenue, for the three months ended March 31, 2003. As a percentage of total revenue and in aggregate dollars, these expenses increased primarily due to a national advertising campaign for our nutritional products, including a major U.S. magazine advertising placement.

      General and administrative expenses. General and administrative expenses were $6.0 million, or 8.0% of total revenue, for the three months ended March 31, 2004 compared to $5.8 million, or 9.6% of total revenue, for the three months ended March 31, 2003. This $0.2 million increase was primarily due to increased costs to support the growth in membership and the center base in 2004. As a percentage of total revenue, general and administrative expenses decreased primarily due to economies of scale achieved in shared service functions, including member relations, accounting and procurement, as our membership and center base expanded.

      Other operating expenses. Other operating expenses were $4.6 million for the three months ended March 31, 2004 compared to $3.6 million for the three months ended March 31, 2003. This $1.0 million increase was primarily due to branding initiatives related to our media, nutritional product and athletic event businesses.

      Depreciation and amortization. Depreciation and amortization was $6.9 million for the three months ended March 31, 2004 compared to $5.8 million for the three months ended March 31, 2003. This $1.1 million increase was due primarily to depreciation on our new centers opened in the summer and fall of 2003.

      Interest expense, net. Interest expense, net of interest income, was $4.6 million for the three months ended March 31, 2004 compared to $4.6 million for the three months ended March 31, 2003.

      Provision for income taxes. The provision for income taxes was $4.0 million for the three months ended March 31, 2004 compared to $3.1 million for the three months ended March 31, 2003. This $0.9 million increase was due to an increase in income before income taxes of $2.3 million.

      Net income. As a result of the factors described above, net income was $5.7 million, or 7.6% of total revenue, for the three months ended March 31, 2004 compared to $4.2 million, or 7.0% of total revenue, for the three months ended March 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Total revenue. Total revenue increased $61.8 million, or 31.7%, to $256.9 million for the year ended December 31, 2003 from $195.2 million for the year ended December 31, 2002.

      Total center revenue grew $57.5 million, or 30.4%, to $246.4 million from $189.0 million, driven by a 13.2% increase in comparable center revenue and the opening of four new centers in 2003 and the full-year contribution of centers opened in 2002. Of the $57.5 million increase in total center revenue,

•	68.7% was from membership dues, which increased $39.5 million.

•	3.5% was from enrollment fees, which increased $2.0 million as a result of membership growth in existing centers and the opening of the four new centers. Total net memberships grew by approximately 33,800 during the year.

•	27.8% was from in-center revenue, which increased $16.0 million primarily as a result of our members’ increased use of personal training services and our LifeCafes and LifeSpas. As a result of this in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $200 to $240 for the year ended December 31, 2003.

      Other revenue grew $4.3 million, or 69.4%, to $10.5 million from $6.2 million, which was primarily due to the increased sales of our nutritional products.

      Sports, fitness and family recreation center operations expenses. Sports, fitness and family recreation center operations expenses were $131.8 million, or 53.5% of total center revenue (or 51.3% of total revenue), for the year ended December 31, 2003 compared to $102.3 million, or 54.2% of total center revenue (or 52.4% of total revenue), for the year ended December 31, 2002. This $29.5 million increase primarily consisted of an increase of $15.8 million in payroll-related costs and an increase of $6.0 million in utilities and occupancy costs, both to support increased memberships at new and existing centers and increased sales of in-center products and services. As a percentage of total revenue, these expenses decreased primarily due to the leveraging of payroll, utilities and occupancy costs over a growing membership base and an expanded number of centers.

      Advertising and marketing expenses. Advertising and marketing expenses were $11.0 million, or 4.3% of total revenue, for the year ended December 31, 2003 compared to $11.7 million, or 6.0% of total revenue, for the year ended December 31, 2002. As a percentage of total revenue and in aggregate dollars, these expenses decreased primarily due to lower advertising expenditures at existing centers and the opening of fewer centers during 2003.

      General and administrative expenses. General and administrative expenses were $18.6 million, or 7.2% of total revenue, for the year ended December 31, 2003 compared to $15.0 million, or 7.7% of total revenue, for the year ended December 31, 2002. This $3.6 million increase was primarily due to increased payroll expenses to support the growth in membership and the center base during 2003. As a percentage of total revenue, general and administrative expenses decreased primarily due to economies of scale achieved in shared service functions, including member relations, accounting and procurement, as our membership and center base expanded.

      Other operating expenses. Other operating expenses were $16.3 million for the year ended December 31, 2003 compared to $10.4 million for the year ended December 31, 2002. This $5.9 million increase was primarily due to branding initiatives related to our media, nutritional product and athletic event businesses, as well as a $0.5 million increase in losses recognized on the disposal of assets from updating and refurbishing certain centers.

      Depreciation and amortization. Depreciation and amortization was $25.3 million for the year ended December 31, 2003 compared to $20.8 million for the year ended December 31, 2002. This $4.5 million increase was due to the opening of four centers during the year, as well as the full-year effect of depreciation for those centers opened in 2002.

      Interest expense, net. Interest expense, net of interest income, was $19.1 million for the year ended December 31, 2003 compared to $15.0 million for the year ended December 31, 2002. This $4.2 million increase was primarily due to the increase in outstanding debt related to the five centers that opened during 2002 and the opening of four additional centers in 2003.

      Provision for income taxes. The provision for income taxes was $15.0 million for the year ended December 31, 2003 compared to $6.0 million for the year ended December 31, 2002. This $9.0 million increase was due to an increase in income before income taxes of $22.2 million, partially offset by a decrease in the effective tax rate to 42.1% for the year ended December 31, 2003 compared to 44.6% for the year ended December 31, 2002.

      Net income. As a result of the factors described above, net income was $20.6 million, or 8.0% of total revenue, for the year ended December 31, 2003 compared to $7.4 million, or 3.8% of total revenue, for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Total revenue. Total revenue increased $58.5 million, or 42.8%, to $195.2 million for the year ended December 31, 2002 from $136.7 million for the year ended December 31, 2001.

      Total center revenue grew $55.5 million, or 41.6%, to $189.0 million from $133.4 million, driven by a 22.3% increase in comparable center revenue and the opening of five new centers in 2002 and the full-year contribution of centers opened in 2001. Of the $55.5 million increase in total center revenue,

•	67.5% was from membership dues, which increased $37.5 million.

•	9.0% was from enrollment fees, which increased $5.0 million as a result of membership growth in existing centers and the opening of the five new centers. Total net memberships grew by approximately 41,500 during the year.

•	23.5% was from in-center revenue, which increased $13.1 million primarily as a result of our members’ increased use of personal training services and our LifeCafes and LifeSpas. As a result of this in-center growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $166 to $200 for the year ended December 31, 2002.

      Other revenue grew $3.0 million, or 91.6%, to $6.2 million from $3.2 million, which was primarily due to the increased sales of our nutritional products.

      Sports, fitness and family recreation center operations expenses. Sports, fitness and family recreation center operations expenses were $102.3 million, or 54.2% of total center revenue (or 52.4% of total revenue), for the year ended December 31, 2002 compared to $74.0 million, or 55.5% of total center revenue (or 54.2% of total revenue), for the year ended December 31, 2001. This $28.3 million increase primarily consisted of an increase of $14.1 million in payroll-related costs and an increase of $5.7 million in utilities and occupancy costs, both to support increased memberships at new and existing centers and increased sales of in-center products and services. As a percentage of total revenue, these expenses decreased primarily due to the leveraging of payroll and utilities costs over a growing membership base and an expanded number of centers.

      Advertising and marketing expenses. Advertising and marketing expenses were $11.7 million, or 6.0% of total revenue, for the year ended December 31, 2002 compared to $6.4 million, or 4.6% of total revenue, for the year ended December 31, 2001. This $5.3 million increase was primarily due to increased marketing efforts at existing centers and advertising related to five new center openings. As a percentage of total revenue, these expenses increased primarily due to broader marketing campaigns at existing and new centers.

      General and administrative expenses. General and administrative expenses were $15.0 million, or 7.7% of total revenue, for the year ended December 31, 2002 compared to $12.3 million, or 9.0% of total revenue, for the year ended December 31, 2001. This $2.7 million increase was primarily due to increased payroll expenses to support the 23.9% increase in net memberships and the opening of five new centers during the period. As a percentage of total revenue, general and administrative expenses decreased primarily due to economies of scale achieved in the information systems, accounting, real estate and development and procurement functions as our membership and center base expanded.

      Other operating expenses. Other operating expenses were $10.4 million for the year ended December 31, 2002 compared to $4.5 million for the year ended December 31, 2001. This $5.9 million increase was primarily due to the increased emphasis on our media and athletic event businesses, as well as growth in our nutritional product business.

      Depreciation and amortization. Depreciation and amortization was $20.8 million for the year ended December 31, 2002 compared to $17.3 million for the year ended December 31, 2001. This $3.5 million increase was primarily due to the opening of five new centers during the year as well as the full-year effect of depreciation for those centers opened in 2001.

      Asset Impairment. In 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

      Interest expense, net. Interest expense, net of interest income, was $15.0 million for the year ended December 31, 2002 compared to $12.0 million for the year ended December 31, 2001. This $3.0 million increase was primarily due to the increase in outstanding debt related to additional centers that opened during 2001 and the five new centers opened during 2002.

      Provision for income taxes. The provision for income taxes was $6.0 million for the year ended December 31, 2002 compared to $3.0 million for the year ended December 31, 2001. This $3.0 million increase was due to an increase in income before income taxes of $6.4 million and an increase in the effective tax rate to 44.6% for the year ended December 31, 2002 compared to 43.1% for the year ended December 31, 2001.

      Net income. As a result of the factors described above, net income was $7.4 million, or 3.8% of total revenue, for the year ended December 31, 2002 compared to $4.0 million, or 2.9% of total revenue, for the year ended December 31, 2001.

Interest in an Unconsolidated Affiliated Entity

      In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement, referred to as the Operating Agreement, which expires on the earlier of December 1, 2039 or the liquidation of Bloomingdale LLC. We have no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of the joint venture require the approval of a majority of the members. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements. Pursuant to the terms of a management agreement, we manage the center owned by Bloomingdale LLC.

      On December 1, 1999, Bloomingdale LLC entered into a management agreement with us, pursuant to which we agreed to manage the day-to-day operations of the center, subject to the overall supervision by the Management Committee of Bloomingdale LLC, which is comprised of six members, two from each of the three members of the joint venture. The management agreement expires on December 31, 2039 unless it terminates earlier pursuant to the management agreement. We do not receive a management fee in connection with our duties under the management agreement, but we do receive an overhead cost recovery charge equal to the lesser of the lowest rate charged to any of our other centers or 9.0% of the net revenue of the Bloomingdale LLC center, provided, however, that in no event would Bloomingdale LLC be charged overhead cost recovery at a rate in excess of the ratio of our total overhead expense to our total net center revenue.

      Bloomingdale LLC issued indebtedness in June 2000 through a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14.7 million. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee.

      Pursuant to the terms of the Operating Agreement, beginning in March 2002 and continuing throughout the term of such agreement, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, $55,784 per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, we are obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Additional details related to our interest in Bloomingdale LLC are provided in Note 3 to our consolidated financial statements.

Non-GAAP Financial Measures

      We use the term “EBITDA” and “EBITDA margin” throughout this prospectus. EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP.

      We use EBITDA and EBITDA margin as measures of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.

      We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because:

•	it is a widely accepted financial indicator of a company’s ability to service its debt and we are required to comply with certain covenants and borrowing limitations that are based on variations of EBITDA in certain of our financing documents;

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our properties.

      Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our properties;

•	in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management; and

•	as the basis for incentive bonuses paid to selected members of senior and center-level management.

      We have provided reconciliations of EBITDA to net income in footnote 11 under “Summary Consolidated Financial Data,” footnote 10 under “Selected Consolidated Financial Data” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results.”

Quarterly Results

      Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new sports, fitness and family recreation center openings and related expenses, timing of price increases for enrollment fees and membership dues and general economic conditions.

      In the past, our pre-opening costs, which primarily consist of compensation and related expenses, as well as marketing, have varied significantly from quarter to quarter, primarily due to the timing of center openings. In addition, our compensation and related expenses as well as our operating costs in the beginning of a center’s operations are greater than what can be expected in the future, both in aggregate dollars and as a percentage of membership revenue. Accordingly, the volume and timing of new center openings in any quarter have had, and are expected to continue to have, an impact on quarterly pre-opening costs, compensation and related expenses and occupancy and real estate costs. Due to these factors, results for a quarter may not indicate results to be expected for any other quarter or for a full fiscal year.

	Fiscal 2002				Fiscal 2003				Fiscal 2004

	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st
	Quarter	Quarter	Quarter	Quarter(1)	Quarter	Quarter	Quarter	Quarter	Quarter

	(In thousands, except for number of centers and per share data)
Total revenues	$44,043	$47,426	$50,076	$53,621	$60,281	$63,574	$66,027	$67,060	$74,170
Income from operations	6,998	8,910	8,207	3,894	11,691	14,172	14,417	13,701	13,983
Net income (loss)	2,006	2,976	2,493	(54)	4,212	5,453	5,654	5,286	5,647
Net income (loss) applicable to common shareholders	213	1,206	733	(1,816)	2,489	3,712	3,894	3,523	3,910
Earnings (loss) per share
Basic	$0.02	$0.08	$0.05	$(0.11)	$0.16	$0.23	$0.24	$0.22	$0.24
Diluted	0.01	0.07	0.04	(0.11)	0.15	0.19	0.20	0.18	0.19
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$14,233	$9,205	$9,770	$10,350	$14,831	$14,274	$9,421	$14,066	$20,783
Investing activities	(8,313)	(12,006)	(12,421)	1,390	(3,223)	(11,792)	7,709	(17,186)	(19,532)
Financing activities	(1,315)	(2,481)	4,308	(6,068)	(3,442)	(4,368)	(4,705)	(5,999)	(17,390)
EBITDA(2)	$11,957	$14,036	$13,468	$9,682	$17,675	$20,570	$20,922	$20,841	$21,183
Centers open at end of quarter(3)	25	26	28	29	29	30	30	33	33

(1)	In the fourth quarter of 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(2)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

      The following table provides a reconciliation of net income to EBITDA:

	Fiscal 2002				Fiscal 2003				Fiscal 2004

	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st
	Quarter	Quarter	Quarter	Quarter(a)	Quarter	Quarter	Quarter	Quarter	Quarter

	(In thousands)
Net income	$2,006	$2,976	$2,493	$(54)	$4,212	$5,454	$5,654	$5,286	$5,647
Interest expense, net	3,446	3,649	3,773	4,082	4,563	4,904	4,850	4,815	4,612
Provision for income taxes	1,614	2,395	2,006	(44)	3,067	3,972	4,118	3,849	3,977
Depreciation and amortization	4,891	5,016	5,196	5,698	5,833	6,240	6,300	6,891	6,947

EBITDA	$11,957	$14,036	$13,468	$9,682	$17,675	$20,570	$20,922	$20,841	$21,183

(a)	See footnote 1 above.

(3)	The data being presented include the center owned by Bloomingdale LLC.

Seasonality of Business

      Seasonal trends have a limited effect on our overall business. Generally, we have experienced greater membership growth at the beginning of the year and we have not experienced an increased rate of membership attrition during any particular season of the year. During the summer months, we have experienced a slight increase in operating expenses due to our outdoor aquatics operations.

Liquidity and Capital Resources

Liquidity

      Historically, we have satisfied our liquidity needs through various debt arrangements, sales of equity to private investors and cash from operations. Principal liquidity needs have included the development of new sports, fitness and family recreation centers, debt service requirements and expenditures necessary to maintain and update our existing centers and their related fitness equipment. We believe that we will be able to satisfy our debt service obligations and capital expenditure requirements through 2005 with available cash balances, including the net proceeds from this offering, cash flow from operations, our committed debt facilities and by the extension of certain of our debt facilities. We believe that we can satisfy our longer-term debt service obligations and capital expenditure requirements with cash flow from operations, by the extension of the terms of or refinancing our existing debt facilities, through sale-leaseback transactions and by continuing to raise long-term debt, although there can be no assurance that such actions can be completed. Our business model operates with negative working capital because we carry minimal accounts receivable due to our ability to have monthly membership dues paid by electronic draft and because we fund the construction of our new centers under standard arrangements with our vendors that are paid with proceeds from long-term debt.

Operating Activities

      As of March 31, 2004, we had total cash and cash equivalents of $2.3 million and $12.5 million of restricted cash that serves as collateral for certain of our debt arrangements. As described below, in January 2004, we repaid all of the debt, totaling $18.0 million, related to two of our centers. We also had $32.0 million available under the terms of our revolving credit facility as of March 31, 2004.

      Net cash provided by operating activities was $20.8 million for the three months ended March 31, 2004 compared to $14.8 million for the three months ended March 31, 2003. The increase of $6.0 million was primarily due to increases in cash provided by net operating assets and liabilities. Cash provided by net operating assets and liabilities included a reduction of income tax receivable of $2.5 million and increases in accrued expenses and deferred revenue due to membership growth.

      Net cash provided by operating activities was $52.6 million for 2003 compared to $43.6 million for 2002. The increase of $9.0 million was primarily due to a $20.9 million increase in net income adjusted for non-cash charges, which was offset by an increase in cash used for net operating assets and liabilities in 2003 compared to 2002. The cash used for net operating assets and liabilities was primarily due to increases in prepaid insurance expenses, lease deposits and income taxes receivable.

      Net cash provided by operating activities was $43.6 million for 2002 compared to $32.6 million for 2001. The increase of $11.0 million was primarily due to a $6.9 million increase in net income adjusted for non-cash charges and in cash provided by net operating assets and liabilities in 2002 compared to 2001. The cash provided by net operating assets and liabilities was a result of an increased number of centers and memberships and included increases in deferred revenues, accrued expenses and accounts payable.

Investing Activities

      Investing activities consist primarily of purchasing real property, constructing new sports, fitness and family recreation centers and purchasing new fitness equipment. In addition, we make capital expenditures to maintain and update our existing centers. We finance the purchase of our property and equipment by cash payments or by financing through notes payable or capital lease obligations. For current model centers, our investment has averaged approximately $23.5 million, which includes the land, the building and approximately $2.5 million of exercise equipment, furniture and fixtures.

      Our total capital expenditures were as follows:

				For the
	For the Year Ended			Three Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

	(In thousands)
Cash purchases of property and equipment	$54,276	$27,508	$41,315	$2,003	$22,488
Non-cash property and equipment purchases financed through notes payable	25,051	47,224	28,668	8,911	2,954
Non-cash property and equipment purchases financed through capital lease obligations	15,596	12,700	11,863	1,826	145

Total capital expenditures	$94,923	$87,432	$81,846	$12,740	$25,587

      Capital expenditures related to new centers were $86.2 million in 2001, $81.3 million in 2002 and $69.1 million in 2003. Of the $81.3 million spent in 2002, $7.9 million was for land for centers which opened in 2003, $47.5 million was for construction of the five centers which opened in 2002, $14.5 million was primarily for the construction of three of the four centers which opened in 2003 and $11.4 million was primarily for the initial equipment for the five centers opened in 2002. As a percentage of total building construction costs, 59.8% and 29.2% of construction costs were completed in 2002 for the centers which opened in 2003 and 2004, respectively. Of the $69.1 million spent in 2003, $14.0 million was for land for centers to open in 2004, $32.9 million was for construction of the four centers which opened in 2003, $13.3 million was for the construction of five of the six centers we plan to open in 2004 and $8.9 million was primarily for the initial equipment for the four centers opened in 2003. As a percentage of total building construction costs, 69.5% and 15.4% of construction costs were completed in 2003 for the centers that opened in 2003 and we plan to open in 2004, respectively.

      At March 31, 2004, we had purchased the real property for the five new current model centers that we plan to open in 2004 and we had entered into agreements to purchase real property for the development of three of the new centers that we plan to open in 2005.

      Capital expenditures to maintain and update our existing centers were $8.7 million in 2001, $6.1 million in 2002 and $12.7 million in 2003.

      We expect our capital expenditures to be approximately $155.0 million in 2004. Of the $155.0 million expected to be spent in 2004, approximately $25 million is for the purchase of land for centers we plan to open in 2005, approximately $60 million is for construction of the six centers we plan to open in 2004, approximately $40 million is for the construction of the six centers that we plan to open in 2005 and approximately $15 million is for the initial equipment for the six centers we plan to open in 2004. As a percentage of total building construction costs, approximately 75% and 30% of construction costs are expected to be completed in 2004 for the centers that we plan to open in 2004 and 2005, respectively. In addition to the new center expansion, we expect to spend approximately $15 million for the maintenance of existing centers and corporate infrastructure.

      In May 2001, we entered into a sale-leaseback transaction with respect to one of our large format centers. Pursuant to the terms of this transaction, we sold the center for $7.2 million and simultaneously entered into a capital lease of the center for a period of 20 years.

      In September 2003, we entered into a sale-leaseback transaction with respect to two of our current model centers. Pursuant to the terms of this transaction, we sold the centers for $42.9 million and simultaneously entered into an operating lease of the centers for a period of 20 years.

Financing Activities

      We have several secured credit facilities. We have a $55.0 million revolving credit facility led by Antares Capital Corporation that expires on June 30, 2005. Availability under this facility is determined based upon a multiple of a variation of EBITDA as defined in the credit agreement. Additionally, we are restricted in our borrowings and in general under the revolving credit facility by certain financial covenants, including capital expenditure levels and maintaining leverage ratios, fixed charge and interest coverage ratios and a loan to value ratio. As of March 31, 2004, our capital expenditures are limited to 2.10 times the usable square footage of all open centers we own plus financed capital expenditures. As of March 31, 2004, we are required to maintain a senior leverage ratio not in excess of 2.75 to 1.00, a total leverage ratio not in excess of 4.5 to 1.0, a fixed charge coverage ratio not in excess of 1.15 to 1.00, an interest coverage ratio not in excess of 3.0 to 1.0, an adjusted total leverage ratio not in excess of 4.0 to 1.0 and a loan to value ratio not in excess of 0.5 to 1.0. The revolving credit facility also contains covenants that, among other things, restrict our ability to incur certain additional debt, pay dividends, create certain liens and engage in certain transactions. We are in compliance in all material respects with our covenants and we do not expect the limits on our borrowing ability to prevent us from obtaining the funds we need under the revolving credit facility. As security for our obligations under the revolving credit facility, we have granted a security interest in all of our personal property. Interest accrues at the rate of either the prime rate plus 2.5% or LIBOR plus 4.0%, as we elect from time to time. As of March 31, 2004, we had $18.0 million outstanding, $5.0 million in committed letters of credit and $32.0 million available for additional borrowings under this facility.

      We also have a $75.0 million construction credit facility led by U.S. Bank, National Association. Pursuant to the terms of the construction credit facility, the lending group has committed to make up to seven individual loans, the purpose of which is to fund the construction costs related to completing the construction of certain centers. The current commitment to lend expires on January 1, 2006. Borrowings under this facility are limited to the lesser of 55.0% of the total land and construction cost, or 75.0% of the appraised value, of the specific centers currently under construction and are due and payable no later than three years from the closing date of each individual loan. As security for the obligations owing under the construction credit facility, we have granted mortgages on each of the specific centers that are financed by means of the construction credit facility. Funds are available only after we have first contributed our portion, which is approximately 45.0%, of the total project cost to the construction of the specific project and then only for reimbursement of project construction costs actually incurred. Interest accrues at a rate of prime plus 0.5%. At March 31, 2004, we had $8.9 million outstanding related to one specific center and $66.1 million available for additional borrowings under this facility.

      We have financed 13 of our centers with Teachers Insurance and Annuity Association of America pursuant to the terms of individual notes. The obligations under these notes are due in full in June 2011, and are secured by mortgages on each of the centers specifically financed, and we maintain a letter of credit in the amount of $5.0 million in favor of the lender. The obligations related to 10 of the notes are being amortized over a 20-year period, while the obligations related to the other three notes are being amortized over a 15-year period. The interest rate payable under these notes has been fixed at 8.25%. The loan documents provide that we will be in default if Mr. Akradi ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws. As of March 31, 2004, $135.2 million remained outstanding on the notes.

      We have financed our centers in Champlin and Savage, Minnesota separately. These obligations bear interest at a fixed rate of 6.0% and are being amortized over a 15-year period. The obligation related to our Champlin center is due in full in January 2007 and the obligation for our Savage center is due in full in August 2007. As security for the obligations, we have granted mortgages on these two centers. At March 31, 2004, $5.5 million was outstanding with respect to these obligations.

      We have financed our center in Plymouth, Minnesota. This obligation bears interest at a variable rate of 0.5% plus the prime rate and is being amortized over a 15-year period. We are restricted under this obligation by a requirement that we maintain a total leverage ratio not in excess of 4.5 to 1.0 and a fixed charge coverage ratio not in excess of 1.15 to 1.0. The loan documents also contain covenants that, among other things, restrict our ability to pay dividends and engage in certain transactions. We are in compliance with our covenants in all material respects. As security for the obligation, we have granted a mortgage on this center. The obligation for our Plymouth center is due in full in February 2007. As of March 31, 2004, a total of $3.5 million was outstanding with respect to this obligation.

      In May 2001, we financed one of our Minnesota centers pursuant to the terms of a sale-leaseback transaction that qualified as a capital lease. Pursuant to the terms of the lease, we agreed to lease the center for a period of 20 years. At March 31, 2004, the present value of the future minimum lease payments due under the lease amounted to $7.0 million.

      We have financed our purchase of most of our equipment through capital lease agreements with an agent and lender, on behalf of itself and other lenders. The terms of such leases are typically 60 months and our interest rates range from 7.1% to 12.8%. As security for the obligations owing under the capital lease agreements, we have granted a security interest in the leased equipment to the lender or its assigns. At March 31, 2004, $35.5 million was outstanding under these leases.

      In December 2003, we entered into a $35.0 million mortgage facility led by General Electric Capital Corporation. The purpose of this credit facility is to refinance outstanding obligations under the construction credit facility; however, this facility could also be used to finance the construction of new centers. Borrowings under this facility are limited to 65.0% of the total land and construction cost of certain centers. Funds are available for advance within 12 months of the closing date of the credit facility and bear interest at a per annum rate equal to 4.5% plus the most current rate quoted by the Federal Reserve as the 5-year rate for U.S. Government Treasury Securities. Advances made under this credit facility will be amortized over a 15-year period and will be due in full on December 31, 2011. We are restricted by a financial covenant that requires that each center financed under this facility maintain a fixed charge ratio of not less than 1.0 to 1.0 during the first 18 months of the advancement of borrowings for such center and a fixed charge ratio of not less than 1.2 to 1.0 thereafter. No amounts are outstanding under this facility.

Contractual Obligations

      The following is a summary of our contractual obligations as of December 31, 2003:

	Payments due by period

		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt obligations	$187,791	$5,552	$51,029	$18,875	$112,335
Operating lease obligations	135,355	7,347	14,681	13,718	99,609
Capital lease obligations	45,441	12,726	19,982	6,291	6,442
Purchase obligations(1)	43,739	42,266	1,435	38	—

Total contractual obligations	$412,326	$67,891	$87,127	$38,922	$218,386

(1)	Purchase obligations consist primarily of our contracts with construction subcontractors for the completion of five of our centers in 2004 and contracts for the purchase of land.

Recent Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standard, or SFAS, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. For public entities, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and at the beginning of the first interim period beginning after June 15, 2003 for all existing financial instruments. As of March 31, 2004, we did not have financial instruments within the scope of SFAS No. 150.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 to exclude from its scope certain entities which meet the definition of a business under Emerging Issues Task Force No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. FIN 46, as revised, shall be applied no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46, as revised, will not have a material impact on our financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB No. 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS No. 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of APB Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. As a result of SFAS No. 145, we reclassified the loss from early extinguishment of debt of $2.9 million from an extraordinary item to a component of continuing operations in our 2001 statement of operations.

Impact of Inflation

      We believe that inflation has not had a material impact on our results of operations for any of the years in the three-year period ended December 31, 2003 or the three months ended March 31, 2004. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

      We do not believe that we have any significant risk related to interest rate fluctuations since we have primarily fixed-rate debt. We invest our excess cash in highly liquid short-term investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash and cash equivalents and, therefore, impact our cash flows and results of operations. As of December 31, 2003 and March 31, 2004, our floating rate indebtedness was approximately $44.4 million and $34.3 million, respectively. If long-term floating interest rates were to have increased by 100 basis points during 2003, our interest costs would have increased by approximately $0.4 million. If short-term interest rates were to have increased by 100 basis points during 2003, our interest income from cash equivalents would have increased by approximately $0.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on our floating rate indebtedness and cash equivalents balances at December 31, 2003.

Change in Independent Auditors

      During 2002, we replaced Arthur Andersen LLP as our independent auditors and, upon authorization by our board of directors, engaged Deloitte & Touche LLP as our independent registered public accounting firm. Arthur Andersen did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure of auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. We did not consult with Deloitte & Touche on any financial or accounting matters in the period before its appointment.

BUSINESS

Company Overview

      We operate distinctive and large sports, athletic, fitness and family recreation centers under the LIFE TIME FITNESS® brand. We design and develop our own centers, and we focus on providing our members and customers with products and services at a compelling value in the areas of exercise, education and nutrition.

      As of June 5, 2004, we operated 34 centers primarily in suburban locations across eight states. In addition to traditional health club offerings, most of our centers include an expansive selection of premium amenities and services, such as indoor swimming pools with water slides, basketball and racquet courts, interactive and entertaining child centers, full-service spas and dining services and, in many cases, climbing walls and outdoor swimming pools. We believe our centers provide a unique experience for our members, resulting in a high number of memberships per center and attrition rates that were 6.3% better than the industry average in 2001 and 5.7% better than the industry average in 2002.

      Over the past 12 years, as we have opened new centers, we have refined the size and design of our centers. Of our 34 centers, we consider 25 to be of our large format design, and of these 25 centers, we consider 13 to be of our current model design. Although the size and design of our centers may vary, our business strategy and operating processes remain consistent across all of our centers. Each of our current model centers targets 11,500 memberships by offering approximately 105,000 square feet of health, fitness and family recreation programs and services. Most of the centers that we have opened since 2000 conform to our current model center, and each of these centers has delivered growth in membership levels, revenue and profitability across a range of geographic markets.

      As a result of the growth of our business and our brand recognition, we are expanding the LIFE TIME FITNESS brand into complementary wellness-related businesses. For example, we utilize our award winning magazine, Experience Life, to educate our members and subscribers and to continually drive the educational attributes of our brand. We further grow the LIFE TIME FITNESS brand by offering a line of nutritional products and by organizing athletic events.

      Throughout our history, we have consistently increased our revenue by opening new sports, fitness and family recreation centers, increasing the number of memberships per existing center and focusing on the sale of additional programs and services in our centers. For each of the fiscal years from 2000 to 2003, we experienced annual revenue growth of 74%, 45%, 43% and 32%, respectively, with revenue of $256.9 million in 2003; annual EBITDA growth of 92%, 54%, 35% and 63%, respectively, with EBITDA of $80.0 million in 2003; and annual net income growth of 55%, 7%, 86% and 178%, respectively, with net income of $20.6 million in 2003.

      We were incorporated on October 15, 1990 as a Minnesota corporation under the name FCA, Ltd. and we began doing business under the name LIFE TIME FITNESS in July 1992. We changed our name to Life Time Fitness, Inc. on December 8, 1998 to correspond with our brand name.

Our Competitive Strengths

We offer comprehensive and convenient programs and services.

      Our large format centers offer high quality sports, athletic, fitness and family recreation programs and services in a resort-like setting and are generally situated on a parcel of land of at least 10 acres. Unlike traditional health clubs, these centers typically offer large indoor and outdoor family recreation pools, climbing walls and basketball and racquet courts, in addition to approximately 400 pieces of cardiovascular and resistance training equipment and an extensive offering of health and fitness classes. Our staff of customer-focused employees, each trained through our specifically designed program of classes, is committed to providing an environment that is comfortable, friendly, inviting and clean. Our large format centers include luxurious reception areas and locker rooms, child care facilities with spacious play areas and computers, spas offering massage and beauty services and cafes with healthy product offerings throughout the day.

We offer a value proposition that encourages membership loyalty.

      The amenities and services we offer exceed most other health and fitness center alternatives available to our members. We offer different types of membership plans for individuals, couples and families. Our monthly membership dues typically range from $40 to $60 per month for an individual membership and from $80 to $130 per month for a couple or family membership. Each of our memberships includes all of the primary member’s children under the age of 12 at no additional cost. We provide our members with a variety of complimentary services, including child care, lockers, towels, group fitness classes and our magazine, Experience Life. Our membership plans are month-to-month, cancelable at any time on one month’s notice and include initial 30-day money back guarantees. Our value proposition and customer-focused approach create loyalty among our members that reduces our attrition rate.

We offer a product that is convenient for our members.

      Our centers are generally situated in high-traffic suburban areas and are easily accessible and centrally located among the residential, business and shopping districts of the surrounding community. We design and operate our centers to accommodate a large and active membership base by providing access to the centers 24 hours a day, seven days a week. In addition, we provide sufficient lockers and equipment to allow our members to exercise with little or no waiting time, even at peak hours and when center membership levels are at targeted capacity. Our child care services are available for up to two hours per day at no additional cost and most of our centers offer the convenience of spa and dining services under the same roof. Membership generally affords our members the right to utilize any of our centers.

We have an established and profitable economic model.

      Our economic model is based on and depends on attracting a large membership base within the first three years after a new center is opened, as well as retaining those members and maintaining tight expense control. For each of the fiscal years from 2000 to 2003, this economic model has resulted in annual revenue growth of 74%, 45%, 43% and 32%, respectively, with revenue of $256.9 million in 2003; annual EBITDA growth of 92%, 54%, 35% and 63%, respectively, with EBITDA of $80.0 million in 2003; and annual net income growth of 55%, 7%, 86% and 178%, respectively, with net income of $20.6 million in 2003. We expect the typical membership base at our large format centers to grow from approximately 35% of targeted membership capacity at the end of the first month of operations to over 90% of our targeted membership capacity by the end of the third year of operations, which is consistent with our historical performance. Average targeted membership capacity is approximately 10,500 for all of our large format centers and 11,500 for our large format centers that are current model centers. Average revenue at our 15 large format centers that we opened in 2001 or earlier exceeded $10.7 million for the year ended December 31, 2003. At these centers during the same period, EBITDA averaged 40.0% of revenue, and net income averaged approximately 15% of revenue. Our investment for a large format center has averaged approximately $17.8 million, which includes the land, the building and approximately $2.5 million of exercise equipment, furniture and fixtures, and our typical investment for a current model center has averaged approximately $23.5 million.

We believe we have a disciplined and sophisticated site selection and development process.

      We believe we have developed a disciplined and sophisticated process to evaluate metropolitan markets in which to build new centers, as well as specific sites for future centers within those markets. This multi-step process is based upon demographic, psychographic and competitive criteria generated from profiles of already successful centers. We continue to modify these criteria based upon the performance of our centers. A formal business plan is developed for each proposed new center and the plan must pass multiple stages of management approval. By utilizing a wholly owned construction subsidiary, FCA Construction Holdings, LLC, that is dedicated solely to building our centers, we maintain maximum flexibility over the design process of our centers and control over the cost and timing of the construction process. As a result of our strict adherence to this disciplined process, we have never closed a center, and our large format centers produced, on average, EBITDA in excess of 21% of revenue and net income of less than 1% of revenue during their first year of operation.

We have a committed and experienced senior management team.

      Our senior management team has extensive and diverse management experience. This team is led by our Chief Executive Officer and founder, Bahram Akradi. Mr. Akradi has worked in the health and fitness industry for over 20 years, has held various leadership positions at other health club organizations and is a founder of the health and fitness Industry Leadership Council. Steve Rowland, President of our company’s wholly owned construction subsidiary, has been with our company for five years and has over 20 years of experience in the construction industry. Mark Zaebst, Senior Vice President of Real Estate and Development, has over 20 years of experience in the health and fitness industry and over eight years of experience in commercial real estate development. Eric Buss, Senior Vice President of Corporate Development, General Counsel and Secretary, has been with our company for over four years. Key additions to our senior management team from outside the health and fitness industry since 2002 include Michael Gerend, Executive Vice President and Chief Operating Officer, and Michael Robinson, Executive Vice President and Chief Financial Officer. Messrs. Gerend and Robinson have extensive operations and financial management experience, respectively, and further strengthen our talented and experienced senior management team that has been instrumental in growing and building our company. Despite the experience described above, our senior management team has never had direct responsibility for managing a publicly traded company.

Our Growth Strategy

Drive membership growth.

      New Centers. Since the beginning of 1999, we have expanded our base of centers from nine to 34. We opened four centers in 2003, and we plan to open six large format centers in 2004, five of which will be current model centers, and six current model centers in 2005. The new centers we plan to open will be built in both new and existing markets. We have already opened one center in 2004 and we have commenced construction of the remaining five centers to be opened this year. We have selected the markets and identified potential sites for the centers we plan to open in 2005. We believe that, based upon our data, there is the potential for adding at least 225 additional current model centers throughout the U.S. in existing as well as new markets. We have built a corporate infrastructure that we believe will support our growth for the next several years.

      Existing Centers. Of our 34 centers, the nine that opened in 2002 and 2003 averaged 65% of targeted membership capacity as of December 31, 2003. We expect the continuing ramp in memberships at these centers to contribute significantly to our growth in 2004 as these centers move toward our goal of 90% of targeted membership capacity by the end of their third year of operations. We also plan to continue to drive membership growth at centers that are not yet at targeted capacity. In order to achieve this goal, we employ marketing programs to effectively communicate our value proposition to prospective members and we are implementing a customer relationship management system that will allow us to better manage and increase prospective member conversion.

Increase revenue per membership.

      From 1999 to 2003, we increased revenue per membership from $659 to $1,089 primarily due to a shift toward more couple and family memberships and increased sales of in-center products and services. We believe the revenue from sales of our in-center products and services will grow at a faster rate than enrollment fees and membership dues. Our centers offer a variety of these in-center products and services, including private and group sessions with highly skilled and professional personal trainers, relaxing LifeSpa salon and spa services, engaging member activities programs and a nutritional LifeCafe restaurant. These high quality and convenient in-center products and services produce incremental revenue and profit. From 1999 to 2003, revenue from the sale of in-center products and services grew from $10.6 million to $54.2 million. We expect to continue to drive in-center revenue by increasing sales of our current in-center products and services and introducing new products and services to our members by expanding our marketing efforts and deploying our customer relationship member management system to better gauge the interests and needs of our members.

Leverage the LIFE TIME FITNESS brand into the broader health and wellness industry.

      We plan to leverage the LIFE TIME FITNESS brand that we have established through our sports, fitness and family recreation centers into other businesses in the broader health and wellness industry. We have developed and market a line of nutritional products that we distribute in our centers, on our web site and through selected national retail chains. Our award-winning magazine, Experience Life, is distributed to each of our members and is also available for purchase by subscription or at selected major bookstores nationwide. Experience Life has a current circulation of approximately 500,000 copies and is expected to be published 10 times in 2004. The annual LIFE TIME FITNESS Triathlon, a nationally televised and award winning event, attracts an international field of professional and amateur participants to a uniquely-designed race for the sport’s largest cash purse.

Our Industry

      We participate in the large and growing U.S. health and wellness industry, which we define to include health and fitness centers, fitness equipment, athletics, physical therapy, wellness education, nutritional products, athletic apparel, spa services and other wellness-related activities. According to IHRSA, the estimated market size of the U.S. health club industry, which is a relatively small part of the health and wellness industry, was approximately $14.1 billion in revenues with approximately 23,500 clubs and 39.4 million memberships at the end of 2003. According to IHRSA, the percentage of the total U.S. population with health club memberships increased from 7.4%, or 20.7 million memberships, in 1990 to 13.5%, or 33.8 million memberships, in 2001. IHRSA also reports that total U.S. health club memberships increased from 24.1 million memberships in 1995 to 39.4 million memberships in 2003, resulting in a compound annual growth rate of 6.3%. Over this same period, total U.S. health club industry revenues increased from $7.8 billion to $14.1 billion. We believe such growth is a result of the following trends in the health club industry:

      Changing demographics in the U.S. According to IHRSA, there are now 75 million “Baby Boomers” between the ages of 40 and 58. IHRSA reported that, between the years of 1997 and 2001, the percentage of health club memberships rose 19% overall, or 5.5 million memberships, with the percentage rising 59%, or 4.2 million memberships, for persons age 45 and older. According to IHRSA, members of the age group 45 years and older represented 24.7% of health club memberships in 1997 and grew to 33.1% of memberships in 2001, which is among the fastest growth rate of all groups. We expect this trend to continue as the large number of “Baby Boomers” continue to age and enter the 45 and older age group. The interest shown in the benefits of fitness by these demographics has fueled the health club industry’s growth during the past decade and represents a strong growth opportunity for the health club industry in the future.

      Increased awareness of health benefits of being physically fit. There has been a significant increase in the awareness of the health benefits of being physically fit and of the risks of sedentary behavior. At the end of 2000, 65% of Americans over the age of 19 were considered overweight and 31% were considered obese according to the Centers for Disease Control and Prevention. Moreover, between 1980 and 2000, the percentage of overweight children between the ages of six and 11 more than doubled from 7% in 1980 to 15% in 2000 and the percentage of overweight adolescents between the ages of 12 and 19 tripled from 5% in 1980 to 15% in 2000, according to the Centers for Disease Control and Prevention. In both 1996 and 2001, the U.S. Surgeon General’s office released reports which documented this rise of obesity in the U.S. and urged people to become more active. Such statistics have increased the awareness of benefits from exercise, and have also encouraged more frequent participation in physical activities. A study done for IHRSA by American Sports Data, Inc. in July 2003 reported that nearly nine out of 10 Americans believe that when it comes to weight management, regular exercise is essential.

      Rising healthcare costs. To combat increasing healthcare costs, health maintenance organizations, preferred provider organizations and corporations are exploring ways to decrease their healthcare-related expenses. Empirical research cited by the Wellness Councils of America and IHRSA indicates that fitness programs can reduce a company’s overall healthcare costs and lead to lower employee turnover, reduced absenteeism and improved productivity. As a result, many organizations have implemented programs which promote health and wellness, including subsidizing health club memberships for their employees or insureds.

      Use of health and fitness clubs as gathering places and for family entertainment. We believe that people are seeking reasonably-priced entertainment and social opportunities that can also positively impact their health and wellness. Members can engage in a variety of interactive programs, while also relieving stress and improving their fitness level. Participating in activities at a local health and fitness club gives members a chance to socialize and connect with others in their community.

Our Philosophy — Developing a “Healthy Way of Life” Company

      We strive to offer our members a healthy way of life in the areas of exercise, nutrition and education by providing high quality products and services both in and outside of our centers. We promote continuous education as an easy and inspiring part of every member’s experience by offering free seminars on health, nutrition, stress reduction, time management and life extension to educate members on the benefits of a regular fitness program and a well-rounded lifestyle. Moreover, our sports, fitness and family recreation centers offer interactive learning opportunities, such as personal training, group fitness sessions and member activities classes and programs. We believe that by helping our members experience the rewards of developing their bodies and challenging and investing in themselves, they will associate our company with healthy living.

Our Sports, Fitness and Family Recreation Centers

Size and Location

      Our sports, fitness and family recreation centers have evolved over the past several years. Out of our 34 centers, 25 are of our large format design and 13 of these 25 centers conform to our current model center. Our current model center is approximately 105,000 square feet and serves as an all-in-one sports and athletic club, family recreation center, professional fitness facility, spa and cafe. Our distinctive format is designed to provide an efficient and inviting use of space that accommodates our targeted capacity of 11,500 memberships and provides a premium assortment of amenities and services. Our 12 centers that have the large format design, but do not conform to our current model center, average approximately 85,000 square feet and have an average targeted capacity of 9,500 memberships. Generally, targeted capacity for a center is 1,100 memberships for every 10,000 square feet at a center. This targeted capacity is designed to maximize the customer experience based upon our historical understanding of membership usage.

      Our centers are centrally located in areas that offer convenient access from the residential, business and shopping districts of the surrounding community, and also provide free and ample parking. We plan to open six large format centers in 2004, five of which will be current model centers and the first of which opened in June. We plan to open six current model centers in 2005.

Center Environment

      Our sports, fitness and family recreation centers combine modern architecture and décor with state-of-the-art amenities to create an innovative and functional health and recreation destination for the entire family. All of our current model centers and most of our large format centers are scalable, freestanding buildings designed with open architecture and naturally illuminated atriums that create a spacious, inviting atmosphere. From the limestone floors, natural wood lockers and granite countertops to safe and bright child centers, each room is carefully designed to create an appealing and luxurious environment that attracts and retains members and encourages them to visit the center. Moreover, we have specific staff members who are responsible for maintaining the cleanliness and neatness of the locker room areas, which contain approximately 800 lockers, throughout the day and particularly during the center’s peak usage periods. We continually update and refurbish our centers to maintain a high quality fitness experience. Our commitment to quality and detail provides a similar look and feel at each of our large format centers.

Equipment and Programs

      The table below displays the wide assortment of amenities and services typically found at our centers:

Large Format Centers, including Current Model Centers

Facilities	Amenities and Services	Activities and Events

Basketball/Volleyball Courts	24-Hour Availability	Adventure Travel
Cardiovascular Training	Free 360 Fitness Assessment	Aquatics
Child Centers	Free Child Care	Athletic Leagues
Free Weights	Free Educational Seminars	Birthday Parties
Group Fitness Studios	Free Subscription to Experience Life	Eastern/Martial Arts
Lap Pool	Free Towel Service	Kid’s Club
Racquetball/ Squash Courts	Free Use of Lockers	Pilates
Resistance Training	LifeCafe	Running Club
Rock Climbing Cavern	LifeSpa Salon	Scuba Lessons
Saunas	Massage Therapy	Spinning
Two-story Waterslides	Nutritional Products	Sports-specific Training Camps
Whirlpools	Personal Training	Summer Camps
Zero-depth Entry Swimming Pools	Pool-side Bistro	Swimming Lessons
Yoga

Other Centers

Facilities	Amenities and Services	Activities and Events

Cardiovascular Training	Free 360 Fitness Assessment	Adventure Travel
Child Centers	Free Child Care	Pilates
Free Weights	Free Educational Seminars	Running Club
Group Fitness Studios	Free Subscription to Experience Life	Spinning
Lap Pool	Free Towel Service	Yoga
Resistance Training	Free Use of Lockers
Saunas	Massage Therapy
Nutritional Products
Personal Training

      Fitness Equipment and Facilities. To help a member lose weight, train for athletic events or develop and maintain a healthy way of living, our centers have up to 400 pieces of cardiovascular, free weight and resistance training equipment. At each of our centers, exercise equipment is arranged in spacious workout areas to allow for easy movement from machine to machine, thus providing a convenient and efficient workout. Equipment in these areas is arranged in long parallel rows that are clearly labeled by body part, allowing members to easily customize their exercise programs and reduce downtime during their workouts. Due to the large amount of equipment in each center, members rarely have to wait to use a machine. We have in-house technicians that service and maintain our equipment, which generally enables us to repair or replace any piece of equipment within 24 hours. In addition, we have a comprehensive system of large-screen televisions in the fitness area, and members can tune their personal headsets to a radio frequency to hear the audio for each television program.

      Our current model centers have full-sized indoor and outdoor recreation pools with zero depth entrances and water slides, lap pools, saunas, steam baths and whirlpools. These centers also have two regulation-size basketball courts that can be used for various sports activities, as well as other dedicated facilities for group fitness, rock climbing, racquetball and squash. In addition, three of our current model centers have tennis courts.

      Personalized Services. We offer professional personal training programs that involve regular one-on-one sessions designed to help members achieve their personal fitness goals. Our personal trainers are required to be certified by the American Council on Exercise, one of two accredited certifying organizations in the fitness industry. On average, we employ over 25 personal trainers at a current model center. Our personal trainers also provide the education and nutritional information essential for a safe and effective exercise plan. In addition to one-on-one sessions, we offer other personalized small group activities. Many of our members realize the value of working with the same person over a long period of time to achieve their personal fitness goals and develop a strong relationship with their trainers.

      Fitness Programs and Classes. Our centers offer fitness programs, including group fitness classes and health and wellness training seminars on subjects ranging from stress management to personal nutrition. Each current model center has two group fitness studios and makes use of the indoor and outdoor pool areas for classes. On average, we offer over 90 group fitness classes per week at each current model center, including spinning, pilates, step workout, circuit training and yoga classes. The volume and variety of activities at each center allow each member of the family to enjoy the center, whether participating in personalized activities or with other family members in group activities.

      Other Center Services. Our large format centers feature a LifeCafe, which offers fresh and healthy sandwiches, snacks and shakes to our members. Our LifeCafe offers members the choice of dining indoors, ordering their meals and snacks to go or, in each of our current model centers and certain of our other large format centers, dining outdoors at the poolside bistro. Our LifeCafes also carry our own line of nutritional products.

      Our current model centers and almost all of our other large format centers also feature a LifeSpa, which is a full-service spa and salon located inside the centers. Our LifeSpas offer hair, body, skin care and massage therapy services, customized to each person’s individual needs. The LifeSpas are located in separate, self-contained areas that provide a relaxing environment.

      Almost all of our centers offer free on-site child care services for children ages three months to 11 years for up to two hours while members are using our centers. The children’s area includes games, educational toys, computers, maze structures and junior basketball courts. We hire experienced personnel that are dedicated to working in the child care centers to ensure that children have an enjoyable and safe experience.

      All of our large format centers offer a variety of programs for children, including swimming lessons, activity programs, karate classes, sports programs and craft programs, all of which are open to both members and non-members. We also offer several children’s camps during the summers and holidays. For adults, we offer various sports leagues and karate classes.

Membership

      Our month-to-month membership plans include 24-hour access, free child care, free locker and towel service, a full range of educational programs and other premium amenities. Moreover, we offer an initial 30-day money back guarantee on upfront membership enrollment fees and the first month’s membership dues, which is a longer period than required by state law and longer than offered by most other health clubs. We believe our customer service, broad appeal to multiple family members and attractive value proposition reduce our attrition rate. We continually monitor member satisfaction through roundtable forums that enable us to collect feedback from our members and modify our offerings in response to the feedback.

      As part of our value proposition, each new member is entitled to receive a free “360 Fitness Assessment,” which consists of fitness testing, exercise history, percent body fat measurement and goal setting. Fitness clinics on different types of workouts and other courses in nutrition and stress management are also offered free of charge. New members are encouraged to take advantage of free equipment orientations and a free introductory consultation with a personal trainer.

      We have a flexible membership structure, which includes different types of membership plans, the most common of which are the Fitness and Sports plans. Our Fitness membership plan is our standard plan and offers a member access to the majority of our centers. Our Sports membership plan offers a member access to all but one of our centers, while also offering discounts on our other center services and third-party facilities, such as participating golf courses, ski resorts and tennis clubs throughout the nation. In addition, the Sports membership plan entitles a member to free use of the center’s racquetball and squash courts and climbing walls, as well as a free running club membership and discounts on certain personal training programs. We also offer an Athletic membership option at our executive center located in downtown Minneapolis, which is not accessible to our other members. The Athletic membership plan offers all of the benefits of our Fitness and Sports memberships, access to all of our centers and additional executive benefits. In certain clubs we also offer an Express membership plan, which involves a lower membership fee but restricts access to one center.

      We have always offered a convenient month-to-month membership, with no long-term contracts, a low, one-time enrollment fee and an initial 30-day money back guarantee. Depending upon the market area and the membership plan, new members typically pay a one-time enrollment fee of $125 to $300 for individual members, plus $50 to $100 for each additional family member over the age of 12. Members typically pay monthly membership dues ranging from $40 to $60 for individuals and $80 to $130 for couples or families. Monthly membership dues for Express memberships are at the lower end of our price ranges and monthly membership dues for Athletic memberships are at the higher end. Our memberships include all of the primary member’s children under the age of 12 at no additional cost. As a result, our current model centers that have a targeted 11,500 membership capacity average approximately 2.4 people per membership.

Usage

      Our sports, fitness and family recreation centers are generally open 24 hours a day, seven days a week and our current model centers average over 68,000 visits per month. We typically experience the highest level of member activity at a center during the 5:00 a.m. to 10:00 a.m. and 4:00 p.m. to 8:00 p.m. time periods on weekdays and during the 8:00 a.m. to 5:00 p.m. time period on weekends. Our centers are staffed accordingly to provide each member with a positive experience during peak and non-peak hours.

New Center Site Selection and Construction

      Site Selection. Our management devotes significant time and resources to analyzing each prospective site on the basis of predetermined physical, demographic, psychographic and competitive criteria in order to achieve maximum return on our investment. Our ideal site for a current model center is a tract of land with at least 10 acres and a relatively flat topography affording good access and proper zoning. We target market areas that have at least 150,000 people within a five-mile radius that meet certain demographic criteria regarding income, education, age and household size. We focus mainly on markets that will allow us to operate multiple centers that create certain efficiencies in marketing and branding activities; however, we select each site based on whether that site can support an individual center on a stand-alone basis.

      After we identify a potential site, we develop a business plan for the center on the site that requires approvals from all areas of operations and the finance committee of our board of directors. We believe that our structured process provides discipline and reduces the likelihood that we would develop a site that the market cannot support. As a result of our strict adherence to this disciplined process, we have never closed a center, and our large format centers produced, on average, EBITDA in excess of 21% of revenue and net income of less than 1% of revenue during their first year of operation. We did, however, recognize an asset impairment charge in 2002 related to our only executive facility, which is located in downtown

Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two centers that are located in urban areas and it differs significantly from our standard model.

      Construction. We have an experienced in-house construction team that is solely dedicated to overseeing the construction of each center through opening. Our architects have developed a set of design and construction plans and specifications that can be easily adapted to each new site to build our current model centers. They also assist in obtaining bids and permits in connection with constructing each new center. We have dedicated internal personnel who work on expediting the permit process and scheduling the project. Our contract administrators obtain referrals for local subcontractors and monitor project costs, and they also coordinate compliance with safety requirements and prepare site documentation. Our project management group oversees the construction of each new center and works with our architects to review bids and monitor quality. Our construction procurement group bids each component of our projects to ensure cost-effective pricing and, by using the same materials at each center to maintain a consistent look and feel, we are generally able to purchase materials in sufficient quantities to receive favorable pricing. Our construction team also has a dedicated safety consultant and controller. Each center has an on-site construction manager responsible for coordinating the entire project. By utilizing our own dedicated design and construction group, we are able to maximize our flexibility in the design process and retain control over the cost and timing of the construction process.

Marketing and Sales

      Overview of Marketing. Our centralized marketing department is responsible for generating membership leads for our sales force, supporting our corporate business and promoting our brand. Our marketing department consists of six fully integrated divisions, which are advertising, creative, entertainment, marketing research, public relations and web site. By centralizing our marketing effort, we bring our marketing experience and strategy to each new market we enter in a coordinated manner. We also market to corporations and, in some situations, we offer discounted enrollment fees for persons associated with these corporations.

      Overview of Sales. We have a trained, commissioned sales staff in each center that is responsible for converting the leads generated by our centralized marketing department into new memberships. During the pre-opening and grand opening phases described below, we have up to 12 sales representatives on staff at a center. As the center matures, we reduce the number of sales representatives on staff to between six and eight professionals. Our sales staff also uses our customer relationship management system to introduce and sell additional products to members and manage existing member relationships.

      Pre-Opening Phase. Our pre-opening marketing program is one of the reasons why our large format centers have attracted sufficient membership to generate, on average, EBITDA in excess of 21% of revenue and net income of less than 1% of revenue during their first year of operation. We generally begin selling memberships up to nine months prior to a center’s scheduled opening. New members are attracted during this period primarily through targeted direct mail, print advertising, corporate sales and referral promotions. To further attract new members during this period, we offer discounted enrollment fees and distribute free copies of our Experience Life magazine to households in the immediate vicinity of the new center. Membership enrollment activity is tracked to gauge the effectiveness of each marketing medium, which can be adjusted as necessary throughout the pre-opening process.

      Grand Opening Phase. We deploy a marketing program during the first month of a center’s operation that builds on our pre-opening efforts. The reach and frequency of the advertising campaign culminate when all households within a five-mile radius receive “Opening Soon” and “Now Open” poster mailings. Simultaneously, prospective members receive special invitations to grand opening activities and educational seminars designed to assist them in their orientation to the center. Our corporate clients receive special enrollment opportunities, as well as invitations to open house activities.

      Membership Growth Phase. After the grand opening phase, marketing activities and costs decrease significantly as drive-by visibility and word-of-mouth marketing become more important. The goal of each center is to achieve consistent membership growth until targeted capacity is reached. Once the center has reached its targeted capacity, marketing efforts are directed at keeping membership levels stable and at selling other in-center services to existing members. Marketing plans for each center are formulated on an annual basis and reviewed monthly by marketing and center-level sales personnel. At monthly intervals, a comprehensive situation analysis is performed to ensure sales and retention objectives are meeting the goals of the center’s business plan.

Leveraging the LIFE TIME FITNESS Brand Outside our Centers

      We are building a national brand by delivering products and services in the areas of exercise, education and nutrition at an attractive price. We are further strengthening the LIFE TIME FITNESS brand by growing our Experience Life magazine, our line of nutritional products and our internationally-recognized and award winning triathlon.

      Education. We work to educate people by offering educational information and tips on our web site, www.lifetimefitness.com, and by distributing Experience Life to each of our members. Our web site offers various educational features, including healthy cooking recipes, health news and exercise tips. The web site also has interactive functions that allow a user to ask exercise or fitness questions and create an ongoing personalized nutrition program that meets the user’s weight-loss and nutrition objectives.

      Our Experience Life magazine includes an average of 96 full-color pages of health tips and insights, articles featuring quality-of-life topics and advertisements and has a current circulation of approximately 500,000 copies to all of our members, non-member subscribers, households in new market areas and selected major bookstores nationwide. Experience Life averages 36 pages of advertising per issue and is expected to be published 10 times in 2004. The Minnesota Magazine Publishing Association named Experience Life a 2002 Gold medal winner for Design Excellence.

      Nutritional Products. We offer a line of nutritional products, including multi-vitamins, energy bars, powder drink mixes, ready-to-drink beverages and supplements. Our products use high quality ingredients and are available in our LifeCafes, through our web site and through selected retail channels. Our current nutritional product line focuses on four areas, which are daily health, weight management, energy and athletic performance. Our weight management products, which have never included ephedra, work safely and effectively to manage weight. Our formulations are created and tested by a team of external physicians and experts and each formulation undergoes extensive testing. We use experienced and professional third-parties to manufacture our nutritional products and commission independent testing to ensure that the product labels accurately list the ingredients delivered in the products.

      Athletic Events. Our annual LIFE TIME FITNESS Triathlon attracted participants from 39 states and 14 countries in 2003, as well as national sponsors. The LIFE TIME FITNESS Triathlon offers an invitation-only professional division that allows male and female professionals to compete directly against each other for the sport’s largest purse. In addition to significant selected local media coverage, the LIFE TIME FITNESS Triathlon was broadcast nationally by NBC in 2003 and will be broadcast by NBC again in 2004. Competitor Magazine honored the 2003 LIFE TIME FITNESS Triathlon as its “2003 Event of the Year.” In addition to the Triathlon, we organize several shorter run/walks during the year, such as the 5K Reindeer Run in most of the cities where we have centers and the Torchlight Run in Minneapolis, Minnesota.

Our Employees

      Most of our current model centers are staffed with over 250 full-time and part-time employees, of which approximately 15 are in management positions, all of whom are trained to provide members with a positive experience. Our personal trainers, massage therapists, physical therapists and cosmetologists are required to maintain a professional license or one of their industry’s top certifications, as the case may be. Each center typically has a general manager, an operations manager and a sales manager to ensure a well-managed center and a motivated work force.

      All center employees are required to participate in a training program that is specifically designed to promote a friendly, personable environment at each center and a consistent standard of performance across all of our centers. Employees also receive ongoing mentoring, and continuing education is required before they are permitted to advance to other positions within our company.

      As of May 31, 2004, we had approximately 7,700 employees, including approximately 4,600 part-time employees. We are not a party to a collective bargaining agreement with any of our employees. Although we experience turnover of non-management personnel, historically we have not experienced difficulty in obtaining adequate replacement personnel. In general, we believe relations with our employees are good.

Information Systems

      In addition to our standard operating and administrative systems, we utilize an integrated and flexible member management system to manage the flow of member information within each of our centers and between centers and our corporate office. We have designed and developed the system to allow us to collect information in a secure and easy-to-use environment. Our system enables us to, among other things, enroll new members with a paperless membership agreement, acquire and print digital pictures of members and capture and maintain specific member information, including frequency of use. The system allows us to streamline the collection of membership dues electronically, thereby offering additional convenience for our members while at the same time reducing our corporate overhead and accounts receivable exposure. We are in the process of deploying a customer relationship management system to enhance our sales and marketing campaigns and provide management oversight regarding daily sales and marketing activities.

Properties

      Our corporate headquarters, located in Eden Prairie, Minnesota, is an approximately 49,000 square-foot facility that is currently under lease until October 2007.

      As of June 5, 2004, we operated 34 centers, of which we leased 12 sites, were parties to long-term ground leases for four sites and owned 18 sites. We opened one current model center in June 2004 and expect to open five more large format centers in the Dallas and Houston, Texas markets in 2004, four of which will generally conform to our current model center. We have already commenced construction of the five additional centers that we plan to open in 2004, four of which are owned and one of which is leased. Excluding renewal options, the terms of leased centers, including ground leases, expire at various dates from 2005 through 2041. The majority of our leases have renewal options and a few give us the right to purchase the property. The table below contains information about our current sports, fitness and family recreation center locations:

Location	Owned/Leased	Center Format	Square Feet(1)	Date Opened

Brooklyn Park, MN	Leased	Other	26,982	July 1992
Eagan, MN	Owned	Large	64,415	September 1994
Woodbury, MN(2)	Leased	Large	73,050	September 1995
Roseville, MN	Leased	Other	14,000	September 1995
Highland Park, MN	Leased	Other	25,827	November 1995
Coon Rapids, MN(3)	Leased	Other	90,262	May 1996
Bloomington, MN	Owned	Other	47,307	November 1996
Plymouth, MN	Leased (Ground)	Large	109,558	June 1997
St. Paul, MN	Leased	Other	85,630	December 1997
Troy, MI	Owned	Large	93,579	January 1999
Apple Valley, MN	Leased	Other	10,375	June 1999
Columbus, OH	Leased (Ground)	Large	98,047	July 1999
Indianapolis, IN	Owned	Large	90,956	August 1999
Novi, MI	Owned	Large	90,956	October 1999
Centreville, VA	Owned	Large	90,956	January 2000
Shelby Township, MI	Owned	Large	101,680	March 2000
Minneapolis, MN (center and restaurant)	Leased	Other	72,547	July 2000
Schaumburg, IL	Owned	Large/Current	108,890	October 2000
Warrenville, IL	Owned	Large/Current	114,993	January 2001
Bloomingdale, IL(4)	Owned	Large/Current	108,890	February 2001
Algonquin, IL	Owned	Large/Current	108,890	April 2001
Orland Park, IL	Owned	Large/Current	108,890	August 2001
Fairfax City, VA	Leased	Large	67,467	October 2001
Champlin, MN	Leased (Ground)	Large	61,948	October 2001
Burr Ridge, IL	Owned	Large/Current	105,562	February 2002
Savage, MN	Leased (Ground)	Large	80,853	June 2002
Old Orchard (Skokie), IL	Owned	Large/Current	108,890	August 2002
Canton Township, MI(2)	Leased	Large/Current	105,010	September 2002
Rochester Hills, MI(2)	Leased	Large/Current	108,890	November 2002
Tempe, AZ	Owned	Large/Current	108,890	April 2003
Gilbert, AZ	Owned	Large/Current	108,890	October 2003
New Hope, MN	Leased	Other	44,156	October 2003
Plano, TX	Owned	Large/Current	108,890	November 2003
Willowbrook, TX	Owned	Large/Current	108,890	June 2004

(1)	In a few of our centers, we sublease space to third parties who operate our LifeCafe or climbing wall or to hospitals that use the space to provide physical therapy. The square footage figures include those subleased areas. The square footage figures exclude areas used for tennis courts and outdoor swimming pools. These figures are approximations.

(2)	We are the sole lessee of the center pursuant to the terms of a sale-leaseback transaction.

(3)	The square footage figure excludes approximately 24,000 square feet that we sublease to third parties.

(4)	This is a joint venture project in which we have a one-third interest.

Competition

      There are a number of health club industry participants that compete directly and indirectly with us that may have significantly greater financial resources, higher revenues and greater economies of scale. However, due to the innovative nature of our complete product and service offering, we believe that there are no competitors in this industry offering the same experience and services we offer at a comparable value. We consider the following groups to be the primary competitors in the health and fitness industry:

•	health club operators, including Bally Total Fitness Holding Corporation, 24 Hour Fitness Worldwide, Inc., Town Sports International, Inc., The WellBridge Company doing business under various names such as Northwest Athletic Club, LA Fitness and The Sports Club Company, Inc.;

•	the YMCA and similar non-profit organizations;

•	physical fitness and recreational facilities established by local governments, hospitals and businesses;

•	local salons, cafes and businesses offering similar ancillary services;

•	amenity and condominium clubs;

•	racquet, tennis and other athletic clubs;

•	country clubs;

•	weight reducing salons; and

•	the home-use fitness equipment industry.

      Competition in the health club industry varies from market to market and is based on several factors, including the breadth of product and service offerings, the level of enrollment fees and membership dues, the flexibility of membership options and the overall quality of the offering. We believe that our comprehensive product offering and focus on customer service provide us with a distinct competitive advantage.

      Our nutrition and education products and services compete against large, established companies and organizations that have more experience selling retail products. We may not be able to compete effectively against these established companies.

Government Regulation

      All areas of our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission and other consumer protection agencies apply to our advertising, sales and other trade practices, including, but not limited to, our line of nutritional products.

      State statutes and regulations affecting the health club industry have been enacted or proposed that prescribe certain forms for, and regulate the terms and provisions of, membership contracts, including:

•	giving the member the right under various state “cooling-off” statutes to cancel, in most cases, within three to ten days after signing, his or her membership and receive a refund of any enrollment fee paid;

•	requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility; and

•	establishing maximum prices and terms for membership contracts and limitations on the financing term of contracts.

      As we pursue new business initiatives by selling nutritional products, dietary supplements and sports drinks, we may become further subject to the extensive federal and state regulations governing the manufacture and sale of supplement and food products in the U.S. The U.S. Food and Drug Administration and the Federal Trade Commission are increasingly scrutinizing claims made for supplement and food products, especially claims relating to weight loss. We work with the manufacturers of our food and supplement products to ensure that appropriate regulatory notices have been provided, where necessary, and that product labeling conforms to regulatory requirements. The failure of these manufacturers to comply with applicable regulations, or negligence or other misconduct on their part, could have a material adverse effect on our financial condition or results of operations. We require our manufacturing partners to warrant to us that the products are safe and effective. In most cases, the manufacturer agrees to indemnify us for losses we suffer arising from claims related to the product and in many cases we are named as an additional insured on the manufacturer’s insurance policy. In addition, we carry our own products liability insurance coverage.

      All laws, rules and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements and believe our activities are in substantial compliance with all applicable statutes, rules and decisions.

Trademarks and Trade Names

      We own several trademarks and service marks registered with the U.S. Patent and Trademark Office, referred to as the USPTO, including “LIFE TIME FITNESS®,” “EXPERIENCE LIFE®” and “LEANSOURCE®.” We have also registered our logo, our design depicting six circles of fitness activities and our LIFE TIME FITNESS Triathlon logo. We have several applications pending with the USPTO for trademark registrations. We also registered or have applications pending in certain foreign countries for the “LIFE TIME FITNESS” mark. In addition to our trademarks, we filed a patent application for one of our nutritional products.

      We believe our trademarks and trade names have become important components in our marketing and branding strategies. We believe that we have all licenses necessary to conduct our business. In particular, we license the mark “LIFE TIME” in connection with our nutritional products so that we can market and distribute them under the LIFE TIME FITNESS brand.

Legal Proceedings

      Although we may be subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

MANAGEMENT

      The following table sets forth the name, age and positions of each of our directors and executive officers as of May 31, 2004:

Name	Age	Position

Bahram Akradi	43	Chairman of the Board of Directors, President and Chief Executive Officer
Michael J. Gerend	39	Executive Vice President and Chief Operating Officer
Michael R. Robinson	45	Executive Vice President and Chief Financial Officer
Stephen F. Rowland, Jr.	44	President, FCA Construction Holdings, LLC
Mark L. Zaebst	45	Senior Vice President of Real Estate and Development
Eric J. Buss	37	Senior Vice President of Corporate Development, General Counsel and Secretary
Timothy C. DeVries	47	Director
W. John Driscoll	75	Director
Guy C. Jackson	62	Director
David A. Landau	38	Director
Stephen R. Sefton	48	Director

      Bahram Akradi founded our company in 1992 and has been a director and President since our inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. Mr. Akradi has over 20 years of experience in the field of sports, health and fitness programs. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its co-founder and Executive Vice President. Mr. Akradi was a founder of the health and fitness Industry Leadership Council.

      Michael J. Gerend was elected Executive Vice President and Chief Operating Officer upon joining our company in March 2003. Prior to joining our company, Mr. Gerend was President and Chief Executive Officer of Grand Holdings, Inc., doing business as Champion Air, the largest dedicated provider of charter airlift in the airline industry, from July 1998 to January 2003. Mr. Gerend also held senior management positions at Northwest Airlines, Inc. from April 1991 to December 1997.

      Michael R. Robinson was elected Executive Vice President and Chief Financial Officer upon joining our company in March 2002. Prior to joining our company, Mr. Robinson was most recently Executive Vice President and Chief Financial Officer of Next Generation Network, Inc., a digital video advertising company, from April 2000 to March 2002. Prior to April 2000, Mr. Robinson spent approximately 17 years with Honeywell International, Inc., a diversified technology and manufacturing company, where he held senior management positions from 1994 to March 2000. From 1995 to 1997, Mr. Robinson held the position of Vice President of Investor Relations and he was responsible for financial communications with investors and other third parties. From 1997 to 2000, he was the Vice President of Finance, Logistics and Supply for Europe, the Middle East and Africa where he managed accounting, finance, tax and treasury functions.

      Stephen F. Rowland, Jr. was elected President of our company’s wholly owned construction subsidiary, FCA Construction Holdings, LLC, upon joining our company in April 1998. Prior to joining our company, Mr. Rowland served 17 years as President and CEO of Diversified Construction of Minneapolis, Inc., a commercial and residential construction company, where he acted as an independent general contractor for both the U.S. Swim & Fitness Corporation and our company.

      Mark L. Zaebst joined our company in January 1996 as Director, Real Estate, and was named Senior Vice President of Real Estate and Development, in December 2001. Mr. Zaebst has over 20 years of experience in the health and fitness industry. Mr. Zaebst was instrumental in assisting Mr. Akradi in the creation, expansion and day-to-day operations of U.S. Swim & Fitness Corporation until 1991, at which time he started a career in real estate.

      Eric J. Buss joined our company in September 1999 as Vice President of Finance and General Counsel. Mr. Buss was elected Secretary in September 2001 and was named Senior Vice President of Corporate Development, in December 2001. Prior to joining our company, Mr. Buss was an associate with the law firm of Faegre & Benson LLP from 1996 to August 1999. Prior to beginning his legal career, Mr. Buss was employed by Arthur Andersen LLP.

      Timothy C. DeVries was elected a director of our company in February 2002. Mr. DeVries is a managing general partner with the investment firm of Norwest Equity Partners, a firm he joined in 1998. From 1982 to 1992, Mr. DeVries was Managing Director and a member of the board of directors at Churchill Companies, a diversified industrial and financial company. Mr. DeVries is also a member of the board of directors of Attachment Technologies, Inc., Aurafin, LLC, Gaymar Industries, Inc., Highland Manufacturing, LLC, Longwood Industries, Inc. and Michaels of Oregon Co.

      W. John Driscoll was elected a director of our company in May 1994. Mr. Driscoll is the retired Chairman and Chief Executive Officer of Rock Island Company, a private investment firm. Mr. Driscoll served as Chairman and Chief Executive Officer of Rock Island Company from 1973 to 1994. Mr. Driscoll is also a member of the board of directors of Nuveen Investments, Inc.

      Guy C. Jackson was elected a director of our company in March 2004. In June 2003, Mr. Jackson retired from the accounting firm of Ernst & Young LLP after 35 years with the firm and with one of its predecessors, Arthur Young & Company. During his career, Mr. Jackson served as the audit partner for numerous public companies in Ernst & Young’s New York and Minneapolis offices. He also serves as a director, and the chair of the audit committee, of Cyberonics, Inc., Digi International Inc. and Urologix, Inc.

      David A. Landau was elected a director of our company in August 2000. Mr. Landau is a managing director of Apax Partners, Inc., an international private equity investment advisory firm affiliated with Apax Managers, Inc. Mr. Landau joined Apax Partners, Inc. in 1991 after working in brand management at The Procter & Gamble Company, a manufacturer and marketer of consumer products, and strategy consulting at Monitor Company, a strategy consulting firm. Mr. Landau is also a member of the board of directors of Performance, Inc. and Phillips-Van Heusen Corporation.

      Stephen R. Sefton was elected a director of our company in May 1996. Mr. Sefton has been a partner with Norwest Equity Partners, an investment firm, since 1989, a firm he joined in 1986. In May 1997, Mr. Sefton founded Equity Research, Inc., a private equity investment firm. Mr. Sefton spends approximately 25% of his time overseeing two investments held by Norwest Equity Partners, including its investment in our company. The other 75% of his time is spent at Equity Research, Inc. Prior to 1986, Mr. Sefton spent nine years in commercial and investment banking. Mr. Sefton is also a member of the board of directors of Savillex Corporation and Streamfeeder, L.L.C.

      Certain members of our board of directors were elected as designees of investors that had contractual rights to nominate a director under the terms of our preferred stock financing documents. Mr. DeVries was elected by the holders of our Series B preferred stock, which vote is controlled by Norwest Equity Partners. Mr. Landau was elected by the holders of our Series C and Series D preferred stock, which vote is controlled by Apax Partners. Mr. Sefton was originally elected by the holders of our Series A preferred stock, which vote was controlled by Norwest Equity Partners, before those shares were converted to common stock, and most recently he was elected by the holders of our Series B, Series C and Series D preferred stock, which vote is controlled by Norwest Equity Partners and Apax Partners. The rights of the investors to nominate a designee will terminate upon completion of this offering; however, we intend for each of these directors to continue to serve on our board of directors.

      Under our bylaws, our directors hold office until the next annual shareholders meeting or the director’s resignation or removal. Under our bylaws, our officers hold office until their successors are elected and qualified or the officer’s removal.

Board of Directors; Committees

      Our board of directors currently consists of six members. We are in the process of identifying candidates for nomination to our board of directors.

      Our board of directors has an audit committee, a compensation committee, a governance and nominating committee and a finance committee.

      Audit Committee. Our audit committee consists of Messrs. Jackson (Chair), Driscoll and Sefton. The functions of the audit committee include oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and the performance, qualifications and independence of our independent auditors. Our audit committee is directly responsible, subject to shareholder ratification, for the appointment of any independent auditor engaged for the purpose of preparing or issuing an audit report or related work. Our audit committee is also responsible for the retention, compensation, evaluation, termination and oversight of our independent auditor. The purpose and responsibilities of our audit committee are set forth in the Audit Committee Charter approved by our board of directors on March 17, 2004.

      Our board of directors has determined that Mr. Jackson qualifies as an “audit committee financial expert” as defined by applicable regulations of the SEC and that he is “independent” as defined by the listing standards of the New York Stock Exchange. Our board of directors has also determined that Mr. Jackson’s service on the audit committees of three other public companies does not impair his ability to effectively serve on our audit committee.

      Compensation Committee. Our compensation committee consists of Messrs. Landau (Chair), Sefton and DeVries. The functions of the compensation committee include reviewing and approving the goals and objectives relevant to compensation of our Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives and determining and approving the Chief Executive Officer’s compensation level based on this evaluation. Our compensation committee also approves and makes recommendations to our board with respect to compensation of other executive officers, incentive-compensation plans and equity-based plans. The purpose and responsibilities of our compensation committee are set forth in the Compensation Committee Charter approved by our board of directors on April 28, 2004.

      Governance and Nominating Committee. Our governance and nominating committee consists of Messrs. Sefton (Chair), DeVries, Jackson and Landau. The functions of the governance and nominating committee include identifying individuals qualified to become members of our board and overseeing our corporate governance principles. The purpose and responsibilities of our governance and nominating committee are set forth in the Governance and Nominating Committee Charter approved by our board of directors on April 28, 2004.

      Finance Committee. Our finance committee consists of Messrs. DeVries (Chair), Sefton, Akradi and Landau. The functions of the finance committee include reviewing our financial performance, annual budgets, capital planning projects, capital structure and financing decisions and selection of locations for new centers. The purpose and responsibilities of our finance committee are set forth in the Finance Committee Charter approved by our board of directors on March 17, 2004.

Limitation of Liability and Indemnification

      Under the Minnesota Business Corporation Act, our articles of incorporation provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty to the full extent that the law permits the limitation or elimination of the personal liability of directors.

Compensation of Directors

      Our non-employee directors are reimbursed for expenses actually incurred in attending meetings of our board of directors and committees of our board of directors. We are in the process of evaluating the compensation for our non-employee directors.

Compensation Committee Interlocks and Insider Participation

      During 2003, Messrs. DeVries, Landau and Sefton served as the members of our compensation committee. No executive officer serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Summary Compensation Table

      The following table shows, for our Chief Executive Officer and each of the four other most highly compensated executive officers of our company, who are referred to as the named executive officers, information concerning annual and long-term compensation earned for services in all capacities during the fiscal year ended December 31, 2003.

				Long-Term
				Compensation
	Annual Compensation
				Awards
			Other
			Annual	Securities	All Other
	Salary	Bonus	Compensation	Underlying	Compensation
Name and Principal Position	($)	($)	($)(1)	Options (#)	($)(2)

Bahram Akradi	660,000	478,369	39,376	—	9,006
Chairman of the Board of Directors, President and Chief Executive Officer
Stephen F. Rowland, Jr.	240,000	214,348	6,820	—	2,299
President, FCA Construction Holdings, LLC
Michael J. Gerend	220,000	154,836	8,160	200,000	—
Executive Vice President and Chief Operating Officer(3)
Michael R. Robinson	240,000	100,761	14,078	50,000	7,896
Executive Vice President and Chief Financial Officer
Mark L. Zaebst	180,000	65,347	13,995	5,000	8,909
Senior Vice President of Real Estate and Development

(1)	The amount for Mr. Akradi includes $22,250 related to the use of company aircraft, $13,520 for personal use of a company car and other car expenses, $2,500 of personal tax services provided by company personnel, a $1,000 car allowance and $106 of executive medical benefits. The amount for Mr. Rowland includes $6,820 for personal use of company aircraft. The amount for Mr. Gerend includes an $8,000 car allowance and $160 of executive medical benefits. The amount for Mr. Robinson includes a $9,000 car allowance and $5,078 of executive medical benefits. The amount for Mr. Zaebst includes $10,894 for personal use of a company car and $3,101 of executive medical benefits.

(2)	These amounts include our matching contribution to our 401(k) plan in the amount of $6,000 for the accounts of Messrs. Akradi, Robinson and Zaebst. These amounts also include our payment of premiums for short-term disability insurance in the amount of $3,006 for Mr. Akradi, $2,299 for Mr. Rowland, $1,896 for Mr. Robinson and $2,909 for Mr. Zaebst.

(3)	Mr. Gerend joined us in March 2003.

Option Grants in Last Fiscal Year

      The following table sets forth certain information concerning option grants to the named executive officers during the fiscal year ended December 31, 2003.

Individual Grants					Potential Realizable
					Value at Assumed
	Number of				Annual Rates of Stock
	Securities	Percent of Total	Exercise		Price Appreciation for
	Underlying	Options Granted	or Base		Option Term ($)(2)
	Options	to Employees	Price	Expiration
Name	Granted (#)	in Fiscal Year(1)	($/share)	Date	5%	10%

Bahram Akradi	—	—	—	—	—	—
Stephen F. Rowland, Jr.	—	—	—	—	—	—
Michael J. Gerend	200,000 (3)	31.4%	8.00	03/03/13	4,426,910	7,796,847
Michael R. Robinson	5,000 (4)	0.8%	8.00	04/01/13	110,673	199,921
Michael R. Robinson	45,000 (5)	7.1%	12.00	12/17/13	816,055	1,619,291
Mark L. Zaebst	5,000 (4)	0.8%	8.00	04/01/13	110,673	199,921

(1)	Options to purchase a total of 333,000 shares of our common stock at an exercise price of $8.00 per share and options to purchase a total of 303,500 shares of our common stock at an exercise price of $12.00 per share were granted in 2003.

(2)	In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually and do not reflect our estimates or projections of the future price of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price of $18.50 per share. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

(3)	The options were granted under our 1998 Plan and vest as to 20% of the shares on each of the first five anniversaries of the date of grant.

(4)	The options were granted under our 1998 Plan and vest as to 20% of the shares on each January 1st, commencing January 1, 2004.

(5)	The options were granted under our 1998 Plan and vest as to 50% of the shares on August 15, 2005 and as to 25% of the shares on each of August 15, 2006 and August 15, 2007, respectively.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

      The following table sets forth certain information concerning stock option exercises by the named executive officers during the fiscal year ended December 31, 2003 and unexercised options held by the named executive officers as of December 31, 2003.

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-The-Money Options at
	on	Value	Fiscal Year-End (#)		Fiscal Year-End ($)(1)
	Exercise	Realized
Name	(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bahram Akradi	100,000	1,755,000	420,000	690,000	6,356,000	11,051,250
Stephen F. Rowland, Jr.	—	—	138,300	11,700	2,212,050	122,850
Michael J. Gerend	—	—	—	200,000	—	2,100,000
Michael R. Robinson	—	—	20,000	130,000	210,000	1,185,000
Mark L. Zaebst	—	—	57,000	23,000	919,160	292,250

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value realized and the value of the unexercised in-the-money options listed above have been calculated on the basis of the initial public offering price of $18.50 per share, less the applicable exercise price per share multiplied by the number of shares underlying the options.

Employment Agreements

      We were a party to an employment agreement with Bahram Akradi, our Chairman of the Board of Directors, President and Chief Executive Officer, that expired on December 31, 2003. The terms of the agreement, as amended, provided for a base salary of $660,000 in 2003 and incentive compensation based upon the attainment of certain financial goals. Mr. Akradi’s bonus was based primarily on our earnings before taxes performance as compared to our plan. We measured performance monthly and made bonus payments monthly if we continued to meet or exceed our year-to-date plan with respect to earnings before taxes. Mr. Akradi was granted options to purchase 600,000 shares of common stock at $1.66 per share concurrent with the signing of the agreement in May 1996. These options fully vest on November 8, 2005 and expire 10 years from the date of grant. However, vesting will be accelerated if our common stock is publicly traded and the price remains above $10.00 per share for 30 consecutive trading days or there is a sale of all of our stock or all or substantially all of our assets that results in proceeds to our shareholders of at least $10.00 per share. Commencing January 1, 2004, Mr. Akradi is no longer subject to an employment agreement with us and we do not expect to negotiate any new employment or non-competition agreement with him. We believe that Mr. Akradi’s significant ownership of our stock provides adequate incentive for him to continue his employment with us and refrain from competing with us. Mr. Akradi’s compensation for 2004 was determined by our compensation committee using similar performance measures as were used to determine the compensation of other executives. We expect that Mr. Akradi’s compensation for future years will be determined annually by our compensation committee in the same manner.

      We are a party to an employment agreement, dated January 23, 2003, with Michael J. Gerend, our Executive Vice President and Chief Operating Officer. The terms of the agreement provide for a base salary of $264,000 and incentive compensation of up to $132,000 based upon the attainment of certain financial goals. Mr. Gerend’s annual compensation is subject to annual review and adjustment by our Chief Executive Officer or our board of directors, but it may not be reduced below the total amount of salary plus bonus in the prior year except in the case of across-the-board reductions. In addition, the agreement provides Mr. Gerend with a $850.00 per month car allowance, a $300.00 per month cellular phone allowance and reimbursement of Mr. Gerend’s fees for membership to two professional organizations. The agreement also includes a non-competition covenant that covers the term of Mr. Gerend’s employment plus a period of two years after the termination of his employment. The agreement can be terminated by either party at any time and will terminate automatically in the event of the death or disability of the executive. In March 2003, Mr. Gerend was granted options to purchase 200,000 shares of common stock at $8.00 per share in connection with the commencement of his employment. These options vest as to 20% of the shares on the first through fifth anniversaries of the date of grant and expire 10 years from the date of grant. However, vesting will be accelerated in full in the event that Mr. Gerend’s employment is terminated or certain other events occur following a change of control of our company and may be partially accelerated in the event that his employment is terminated without cause or he terminates for good reason. If Mr. Gerend’s employment is terminated without cause or if he terminates his employment for good reason, as defined in the agreement, Mr. Gerend is entitled to receive a lump sum payment equal to the annual amount of the guaranteed component of his salary plus an additional payment equal to two-thirds of such annual guaranteed component to be paid over 24 months commencing one year after termination so long as his non-competition obligations remain in effect.

      We are a party to an employment agreement, dated March 4, 2002, with Michael R. Robinson, our Executive Vice President and Chief Financial Officer. The terms of the agreement provide for a base salary of $228,000 plus incentive compensation of up to $32,000 based upon the attainment of certain financial goals. Mr. Robinson’s annual compensation is subject to annual review and adjustment by our Chief Executive Officer or our board of directors, but it may not be reduced below the total amount of salary plus bonus in the prior year except in the case of across-the-board reductions. In addition, the agreement provides Mr. Robinson with a $750.00 per month car allowance and a $100.00 per month cellular phone allowance. The agreement also includes a non-competition covenant that covers the term of Mr. Robinson’s employment plus a period of two years after the termination of his employment. The agreement can be terminated by either party at any time and will terminate automatically in the event of the death or disability of the executive. Mr. Robinson was granted options to purchase 100,000 shares of common stock at $8.00 per share in connection with his commencement of employment on March 11, 2002. These options vest as to 20% of the shares on the first through fifth anniversaries of the date of grant and expire 15 years from the date of grant. However, vesting will be accelerated in the event of a change of control of our company, as defined in the agreement, and the options will be ratably vested for any portion of a year during which Mr. Robinson is terminated without cause or he terminates for good reason. If Mr. Robinson’s employment is terminated without cause or if he terminates his employment for good reason, as defined in the agreement, Mr. Robinson is entitled to receive a lump sum payment equal to one-half of the annual amount of the guaranteed component of his salary and $100.00 per month for 24 months so long as his non-competition obligations remain in effect.

      Our compensation committee has approved a form of employment agreement for certain of our executive officers and other members of management. We expect that these agreements will also replace the employment agreements currently in effect with Messrs. Gerend and Robinson. The terms of the proposed form of agreement include a non-competition covenant that covers the term of employment plus a period of up to two years after the termination of employment. If the executive’s employment is terminated without cause or the executive terminates his employment for good reason, as defined in the agreement, the executive is entitled to receive payments equal to nine to 18 months of salary and bonus, depending upon the employment level of the executive, over such time period. If, following a change of control as defined in the agreement, the executive’s position at the company is eliminated or the executive’s responsibilities are diminished within the following year, the executive will be entitled to receive payments equal to 12 to 21 months of salary and bonus, depending upon the employment level of the executive, over such time period.

      All of our executive officers also participate in a performance bonus program pursuant to which additional bonus payments are made based upon achievement of company-level financial performance measures. In addition, our executive officers are entitled to the benefits that we generally provide to our other employees under applicable benefit plans and policies.

401(k) Plan

      In March 1997, we implemented a 401(k) plan covering qualified full-time employees. Under our 401(k) plan, participants may defer compensation, subject to the limits established by the Internal

Revenue Service, and we may make a discretionary matching contribution at the option of our board of directors. We made a matching contribution for 2003 and 2002 but not for 2001, and we may make matching contributions in the future. The trustee under the 401(k) plan holds and invests the 401(k) plan contributions at the participant’s written direction. Participants in our 401(k) plan are immediately vested in their contributions; however, the vesting of our matching contribution is based upon the participant’s years of continuous service. The 401(k) plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, and, as a result, the related trust is not subject to tax under current tax law. Although we have not expressed any intent to do so, we do have the right to discontinue our matching contributions to the 401(k) plan at any time and to terminate or amend the 401(k) plan, subject to the provisions of the Employee Retirement Income Security Act of 1974.

Stock Option Plans and Other Employee Incentive Plans

      During 1996, we adopted the FCA, Ltd. 1996 Stock Option Plan, referred to as the 1996 Plan, which reserved up to 2,000,000 shares of our common stock for issuance thereunder. Under the 1996 Plan, our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and contractors. Incentive stock options are granted at a price determined by our board of directors but not less than 100% of the fair market value at the time of the grant, and nonqualified stock options are granted at prices determined by our board of directors. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of March 31, 2004, we had granted options to purchase a total of 1,700,000 shares of our common stock at exercises prices of $1.25 to $3.00 per share under the 1996 Plan, of which options to purchase 1,350,000 shares are outstanding. Of those options, incentive stock options to purchase 640,000 shares of our common stock at an exercise price of $1.66 per share were granted under the 1996 Plan to seven employees that included two executive officers, Messrs. Akradi and Zaebst. These options vest upon the public market price of our common stock remaining above $10.00 for 30 consecutive days, or approximately 10 years from the date of grant, whichever occurs first.

      During 1998, we adopted the LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, referred to as the 1998 Plan, which reserved up to 1,600,000 shares of our common stock for issuance thereunder. In December 2003, our board of directors and shareholders approved an amendment to the 1998 Plan providing that an additional 1,500,000 shares of our common stock could be issued under this Plan. Under the 1998 Plan, the compensation committee of our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and contractors. Incentive stock options are granted at a price determined by our compensation committee but not less than 100% of the fair market value at the time of the grant, and nonqualified stock options are granted at prices determined by the compensation committee. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of March 31, 2004, we had granted options to purchase a total of 1,957,500 shares of our common stock at exercise prices of $4.00 to $12.00 per share under the 1998 Plan, of which options to purchase 1,668,350 shares are outstanding.

      On April 30, 2004, our board of directors adopted, subject to shareholder approval, the Life Time Fitness, Inc. 2004 Long-Term Incentive Plan, referred to as the 2004 Plan, which reserved up to 3,500,000 shares of our common stock for issuance thereunder. Our shareholders approved the 2004 Plan on May 10, 2004. Under the 2004 Plan, the compensation committee of our board of directors administers the 2004 Plan and has the power to select the persons to receive awards and determine the type, size and terms of awards and establish objectives and conditions for earning awards. The types of awards that may be granted under the 2004 Plan include incentive and non-qualified options to purchase shares of our common stock, stock appreciation rights, restricted shares, restricted share units, performance awards and other types of stock-based awards. Eligible participants under the 2004 Plan include our officers, employees, non-employee directors and consultants. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by our compensation committee. No shares or rights to acquire shares have been issued under the 2004 Plan; however, in connection with this offering, we intend to issue options to purchase 1,071,000 shares of our common stock at an exercise price per share equal to the price of shares sold in this offering. In connection with approval of the 2004 Plan, our board of directors approved a resolution to cease making additional grants under the 1996 Plan and 1998 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We believe that the transactions set forth below were on terms no less favorable than we could have obtained from unaffiliated parties. We intend that all future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of our independent and disinterested directors, and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

      Certain of our refurbishing and remodeling construction projects at our centers in Minnesota were managed by a general contractor, which is primarily owned by Mr. Rowland, the President of our construction subsidiary. We did not pay any amounts for these services in 2003 or the three months ended March 31, 2004 and we do not anticipate doing so in the future. We paid $418,400 and $48,500 for these services in 2001 and 2002, respectively.

      We leased one jet until June 2003, and two jets in 2001 and 2002, from an aviation company that is wholly owned by Mr. Akradi, our Chairman of the Board of Directors, President and Chief Executive Officer, and Mr. Rowland. Each month we were charged the equivalent of the debt service for the exclusive use of the jets. We also paid an hourly fee for the periodic use of other aircraft owned by the aviation company. Beginning in July 2003, we paid an hourly market rate for the periodic use of one jet owned by the aviation company. We were charged $1,052,700, $857,100 and $891,600 for the use of the aircraft in 2001, 2002 and 2003, respectively. We purchased one jet from the aviation company for fair market value of $4.0 million in January 2004 and, as a result, we will no longer lease any aircraft from this aviation company. The price we paid was determined based on the average of three independent appraisals. We may continue to pay hourly fees for the periodic use of aircraft owned by the aviation company.

      Until August 2003, Mr. Akradi was the landlord under a lease involving a center leased for one of our Minnesota centers. We made payments for monthly rent to Mr. Akradi under the lease in the amounts of $349,000, $355,000 and $234,200 during 2001, 2002 and 2003, respectively.

      We lease various fitness and office equipment for use at the center in Bloomingdale, Illinois. We then sublease this equipment to Bloomingdale LIFE TIME Fitness, L.L.C., of which our company has a one-third interest. Bloomingdale LLC is charged the equivalent of the debt service for the use of the equipment. We charged Bloomingdale LLC $339,700, $426,400 and $424,900 in 2001, 2002 and 2003, respectively. We anticipate that we will charge Bloomingdale LLC similar amounts in the future.

      In May 2001, we completed a transaction to sell and simultaneously lease back one of our large format centers. This center was developed at a cost of $6.6 million and we sold it at a price of $7.2 million. The purchaser and landlord in such transaction is a limited liability company, of which Mr. Rowland owns 61% of the membership interests. We paid $550,000, $880,000 and $880,000 in 2001, 2002 and 2003, respectively, in rent pursuant to the lease of the center. We expect to pay $880,000 in rent annually in the future. This lease expires in May 2026. In connection with the sale in 2001, we received a note in the amount of approximately $264,000, which was repaid in December 2003. This transaction was reviewed and approved by our board of directors. Our board of directors considered our desire to finance this center and the general market conditions for financing transactions to determine that the terms of this transaction were favorable to our company.

      In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which Mr. Akradi has a 50% interest. In December 2003, our company and the general partnership executed an addendum to this lease whereby we leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center. We paid rent pursuant to this lease of $125,000 in 2003 and anticipate paying approximately $540,000 in rent annually in the future. The terms of the lease were negotiated by one of our independent directors on behalf of our company and were reviewed and approved by our board of directors. To assist our board of directors in evaluating this transaction, a third-party expert was retained to review the terms of the lease. The third-party expert determined that the terms of the lease were at market rates.

      The following table summarizes sales of our preferred stock to certain of our directors, executive officers and holders of more than 5% of our voting securities, and their affiliated entities, in private placement financing transactions. All shares are reported on an as-converted basis based on the assumption that all possible conversion ratio adjustments that could cause the number of shares of common stock to be issued upon conversion to increase will have occurred.

	Series A	Series B	Series C	Series D
	Preferred	Preferred	Preferred	Preferred
Investor(1)	Stock(2)	Stock(3)	Stock(4)	Stock(5)

Directors and executive officers:
Bahram Akradi	—	—	—	187,500
W. John Driscoll(6)	—	—	—	200,000
Entities affiliated with directors and executive officers:
Apax Managers, Inc.(7)	—	—	4,374,999	624,999
Minnesota Private Equity Fund(8)	—	146,285	—	125,000
Norwest Equity Partners(9)	4,799,998	4,114,285	1,250,000	625,000
Windsor Aviation, Inc.(10)	—	—	—	12,500
Five percent shareholders:
Bahram Akradi	—	—	—	187,500
W. John Driscoll(6)	—	—	—	200,000
Norwest Equity Partners(9)	4,799,998	4,114,285	1,250,000	625,000
Apax Managers, Inc.(7)	—	—	4,374,999	624,999

(1)	See “Principal and Selling Shareholders” for additional information about ownership of shares held by these shareholders.

(2)	The Series A preferred stock was sold in May 1996 for an aggregate purchase price of $6.3 million. All shares of Series A preferred stock converted into shares of common stock. Each share of Series A preferred stock converted into five and three-tenths shares of our common stock. As a result, there are no shares of Series A preferred stock currently outstanding.

(3)	The Series B preferred stock was sold in December 1998 for an aggregate purchase price of $20.0 million. Each share of Series B preferred stock is currently convertible into 4.571428 shares of common stock. The Series B preferred stock will automatically convert into shares of common stock upon the closing of this offering.

(4)	The Series C preferred stock was sold in August 2000 for an aggregate purchase price of $45.0 million. Each share of Series C preferred stock is currently convertible into one share of common stock. The Series C preferred stock will convert into shares of common stock upon the closing of this offering. If the initial public offering price of our common stock is less than $30.00 per share and does not yield a 30% internal rate of return, each share of Series C preferred stock will convert into 1.25 shares of common stock. For purposes of disclosing these shares on an as-converted basis, we have assumed these targets will not be met and the conversion price adjustment will occur.

(5)	The Series D preferred stock was sold in July 2001 for an aggregate purchase price of $19.5 million. Each share of Series D preferred stock is currently convertible into one share of common stock. The Series D preferred stock will convert into shares of common stock upon the closing of this offering. If the initial public offering price of our common stock is less than $30.00 per share and does not yield a 30% internal rate of return, each share of Series D preferred stock will convert into 1.25 shares of common stock. For purposes of disclosing these shares on an as-converted basis, we have assumed these targets will not be met and the conversion price adjustment will occur.

(6)	Includes shares held in a trust for which his spouse has sole voting and investment power. Mr. Driscoll disclaims beneficial ownership of such shares.

(7)	Mr. Landau is an officer and shareholder of Apax Managers, Inc., which is the general partner of the general partner of the affiliated limited partnerships that hold our stock.

(8)	Mr. Sefton is a general partner of Minnesota Private Equity Fund.

(9)	Mr. Sefton is a general partner of the general partner of Norwest Equity Partners V, L.P. Mr. DeVries is a general partner of the general partner of Norwest Equity Partners VI, L.P. and one of three managing partners of the general partner of Norwest Equity Partners, VII, L.P. Norwest Equity Partners V, L.P. transferred 10,699 shares of Series B preferred stock to a former director who was designated by Norwest Equity Partners.

(10)	Mr. Akradi and Mr. Rowland are each 50% shareholders of Windsor Aviation, Inc.

      We expect to grant stock options at an exercise price per share equal to the initial public offering price in this offering. The proposed grants, which have been reviewed by our compensation committee, to our executive officers include Mr. Akradi — 300,000 shares; Mr. Rowland — 67,500 shares; Mr. Gerend — 54,000 shares; Mr. Robinson — 67,500 shares; Mr. Zaebst — 54,000 shares and Mr. Buss — 54,000 shares. The options would vest as to 50% of the shares on each of the sixth and seventh anniversaries of the date of grant, subject to accelerated vesting. Under the accelerated vesting provisions, 20% of the shares would vest if the public market price of our common stock remains above $25.00 for a consecutive 90 calendar day period, and an additional 20% would vest if the public market price remains above $30.00, $35.00, $40.00 and $45.00, respectively, in each case for a consecutive 90 calendar day period.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 2004, and after the sale of shares in this offering, by:

•	each person who is known by us to own beneficially more than 5% of our voting securities;

•	each current director;

•	each of the named executive officers;

•	all directors and executive officers as a group; and

•	each selling shareholder participating in this offering.

      Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of May 31, 2004, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

      Except as indicated in this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Percentage of ownership is based on 28,825,565 shares of our common stock outstanding on May 31, 2004, which assumes the conversion of all preferred stock into common stock at the respective conversion ratios based on the assumption that all possible conversion ratio adjustments that could cause the number of shares of common stock to be issued upon conversion to increase will have occurred. All shares in the following table and notes are reported on an as-converted basis. The address for each executive officer is 6442 City West Parkway, Eden Prairie, MN 55344.

							Beneficial Ownership
	Beneficial Ownership			Beneficial Ownership		Over-	After Over-
	Prior to Offering		Shares	After Offering		allotment	allotment(1)
Name and Address of			Being			Shares Being
Beneficial Owner	Shares	Percent	Offered	Shares	Percent	Offered(1)	Shares	Percent

Principal Shareholders(2):
Norwest Equity Partners(3)	10,845,085	37.6%	1,326,850	9,518,235	28.7%	234,150	9,284,085	27.6%
Apax Managers, Inc.(4)	4,999,998	17.3%	850,000	4,149,998	12.5%	150,000	3,999,998	11.9%
Non-Employee Directors:
Timothy C. DeVries(5)	2,507,258	8.7%	—	2,507,258	7.5%	—	2,507,258	7.5%
W. John Driscoll(6)	1,892,000	6.6%	952,000	940,000	2.8%	168,000	772,000	2.3%
Guy C. Jackson	—	—	—	—	—	—	—	—
David A. Landau(7)	4,999,998	17.3%	850,000	4,149,998	12.5%	150,000	3,999,998	11.9%
Stephen R. Sefton(8)	8,609,112	29.9%	1,360,000	7,249,112	21.8%	240,000	7,009,112	20.9%
Named Executive Officers:
Bahram Akradi(9)	3,934,201	13.4%	—	3,934,201	11.7%	120,000	3,814,201	11.2%
Michael J. Gerend(10)	40,000	*	—	40,000	*	—	40,000	*
Michael R. Robinson(11)	43,500	*	—	43,500	*	—	43,500	*
Stephen F. Rowland, Jr.(12)	571,254	2.0%	—	571,254	1.7%	40,000	531,254	1.6%
Mark L. Zaebst(13)	67,000	*	—	67,000	*	—	67,000	*
All directors and executive officers as a group (11 persons)(14)	22,503,269	76.0%	3,162,000	19,341,269	56.9%	678,000	18,663,269	54.3%
Selling Shareholders:
WWF & Co.(15)	781,126	2.7%	357,170	423,956	1.3%	63,030	360,926	1.1%
Eagan 30.7C, a Minnesota Limited Partnership(16)	402,000	1.4%	255,000	147,000	*	45,000	102,000	*
E.R. Middleton, F.J. Weyerhaeuser & A.E. Zaccaro, Trustees u/a T/A executed by Margaret W. Driscoll June 13, 1958 FBO W. John Driscoll(17)	341,880	1.2%	145,299	196,581	*	25,641	170,940	*
Piper Jaffray Investors — Fund XI(18)	308,570	1.1%	51,000	257,570	*	9,000	248,570	*
Minnesota Private Equity Fund, LP(19)	271,285	*	33,150	238,135	*	5,850	232,285	*
Antares Capital Corporation(20)	247,321	*	210,222	37,099	*	37,099	—	—
Windsor Aviation, Inc.(21)	214,054	*	—	214,054	*	40,000	174,054	*
David M. Schultz(22)	200,000	*	42,500	157,500	*	7,500	150,000	*
Joan M. Marks	167,920	*	71,366	96,554	*	12,594	83,960	*
Atwell & Co.(23)	160,000	*	102,000	58,000	*	18,000	40,000	*
Paul D. Kelly	160,000	*	136,000	24,000	*	24,000	—	—
SPEC Investments, a Minnesota partnership(24)	160,000	*	95,200	64,800	*	16,800	48,000	*
Shaun P. Nugent(25)	146,880	*	65,348	81,532	*	11,532	70,000	*
U.S. Bancorp Piper Jaffray ECM Fund II, LLC(26)	112,500	*	47,813	64,687	*	8,437	56,250	*
Joe Hall(27)	101,200	*	21,250	79,950	*	3,750	76,200	*

							Beneficial Ownership
	Beneficial Ownership			Beneficial Ownership		Over-	After Over-
	Prior to Offering		Shares	After Offering		allotment	allotment(1)
Name and Address of			Being			Shares Being
Beneficial Owner	Shares	Percent	Offered	Shares	Percent	Offered(1)	Shares	Percent

David P. Kraker	80,000	*	34,000	46,000	*	6,000	40,000	*
Philip W. Ordway	80,000	*	68,000	12,000	*	12,000	—	—
A. Jody Rowland	80,000	*	17,000	63,000	*	3,000	60,000	*
T. Jay Salmen & Associates, Inc.(28)	80,000	*	68,000	12,000	*	12,000	—	—
Michael G. Schultz	80,000	*	34,000	46,000	*	6,000	40,000	*
Joseph H. Whitney	80,000	*	59,500	20,500	*	10,500	10,000	*
Martha G. Schultz	80,000	*	68,000	12,000	*	12,000	—	—
Sargent Management Co.(29)	68,000	*	57,800	10,200	*	10,200	—	—
Howard E. Dalton	60,000	*	51,000	9,000	*	9,000	—	—
Robert L. Gauthier	56,000	*	26,350	29,650	*	4,650	25,000	*
Elrie J. Iverson	52,000	*	35,700	16,300	*	6,300	10,000	*
Susan B. Iverson	52,000	*	44,200	7,800	*	7,800	—	—
Ankeny Trusts(30)	40,000	*	17,005	22,995	*	3,003	19,992	*
Richard E. Eichhorn	40,000	*	17,000	23,000	*	3,000	20,000	*
Jay D. Goldberg	40,000	*	14,450	25,550	*	2,550	23,000	*
Gary D. Hanovich	40,000	*	8,500	31,500	*	1,500	30,000	*
David P. Kelly	40,000	*	17,000	23,000	*	3,000	20,000	*
Thomas D. and Susan S. Mazer JTWRS	40,000	*	8,500	31,500	*	1,500	30,000	*
Mark A. Gaasedelen	34,444	*	8,500	25,944	*	1,500	24,444	*
Abdollah J. Javidan	30,000	*	6,375	23,625	*	1,125	22,500	*
Dermot Rowland	30,000	*	2,550	27,450	*	450	27,000	*
Ecker Family Limited Partnership(31)	20,000	*	6,800	13,200	*	1,200	12,000	*
Janna N. Siftar	20,000	*	8,500	11,500	*	1,500	10,000	*
David L. and Catherine M. Swanson JTWRS	20,000	*	8,500	11,500	*	1,500	10,000	*
Mary H. Townsend	20,000	*	8,500	11,500	*	1,500	10,000	*
Wold Family Limited Partnership(32)	20,000	*	12,750	7,250	*	2,250	5,000	*
Paul T. and Susan B. Yellin JTWRS	16,000	*	5,100	10,900	*	900	10,000	*
HRJ Trust u/w FBO Harrison Johnston III(33)	13,334	*	11,334	2,000	*	2,000	—	—
HRJ Trust u/w FBO Alexander Johnston(33)	13,333	*	11,333	2,000	*	2,000	—	—
HRJ Trust u/w FBO Anne Smith(33)	13,333	*	11,333	2,000	*	2,000	—	—
Lois E. Quam(34)	10,669	*	850	9,819	*	150	9,669	*
Mary McGuire	8,000	*	3,400	4,600	*	600	4,000	*
Scott Tracy Carlston	5,000	*	2,000	3,000	*	500	2,500	*
Annie C. Bullert	4,000	*	425	3,575	*	75	3,500	*

*	Less than 1.0%

(1)	Amounts presented assume that the over-allotment option is exercised in full.

(2)	Mr. Akradi and Mr. Driscoll are listed below and also own beneficially more than 5.0% of our voting securities. The address for Mr. Akradi is the address for our principal executive officers and the address for Mr. Driscoll appears in footnote 6 below.

(3)	Includes 4,835,998 shares of common stock and 3,501,829 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners V, L.P., 30,473 shares of common stock and 914,285 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VI, L.P. and 1,562,500 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VII, L.P. The shares being offered include 1,326,850 shares offered by Norwest Equity Partners V, L.P. If the over-allotment option is exercised in full, Norwest Equity Partners V, L.P. will sell an additional 234,150 shares. Itasca LBO Partners V, LLP, the general partner of Norwest Equity Partners V, L.P., is managed by three managing general partners, each of whom exercises voting and investment control of the shares beneficially owned by Norwest Equity Partners V, L.P. The three managing general partners are John E. Lindahl, John P. Whaley and George J. Still, Jr. The address for Norwest Equity Partners is 3600 IDS Center, 80 South Seventh Street, Minneapolis, MN 55402.

(4)	Includes 4,273,586 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI, L.P., 144,249 shares of common stock issuable upon conversion of preferred stock owned by Patricof Private Investment Club III, L.P., 349,310 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI-A C.V. and 232,853 shares of common stock owned by APAX Excelsior VI-B C.V. The shares being offered include 726,509 shares offered by APAX Excelsior VI, L.P., 24,523 shares offered by Patricof Private Investment Club III, L.P., 59,383 shares offered by APAX Excelsior VI-A C.V., and 39,585 shares offered by APAX Excelsior VI-B C.V. If the over- allotment option is exercised in full, APAX Excelsior VI, L.P. will sell an additional 128,208 shares, Patricof Private Investment Club III, L.P. will sell an additional 4,327 shares, APAX Excelsior VI-A C.V. will sell an additional 10,479 shares and APAX Excelsior VI-B C.V. will sell an additional 6,986 shares. The general partner of each of such limited partnerships is APAX Excelsior VI Partners, L.P., of which Apax Managers, Inc. is the general partner. Apax Managers is controlled by six directors and six shareholders who share voting and investment control of the shares beneficially owned by the Apax and Patricof entities. The address for Apax Managers, Inc. is 445 Park Ave., New York, NY 10022.

(5)	Includes 30,473 shares of common stock and 914,285 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VI, L.P. Mr. DeVries is a general partner of Itasca LBO Partners VI, LLP, the general partner of Norwest Equity Partners VI, L.P. Mr. DeVries disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. Also includes 1,562,500 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VII, L.P. Mr. DeVries is a managing partner of Itasca LBO Partners VII, LLP, the general partner of Norwest Equity Partners VII, L.P. The address for Mr. DeVries is 3600 IDS Center, 80 South Seventh Street, Minneapolis, MN 55402.

(6)	Includes 1,680,000 shares of common stock held in trusts of which Mr. Driscoll has sole voting and investment power. Includes 12,000 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004. Also includes 12,500 shares of common stock issuable upon conversion of preferred stock held in a trust for which his spouse has sole voting and investment power. Mr. Driscoll disclaims beneficial ownership of such shares. The shares being offered include 952,000 shares offered by W. John Driscoll Trustee of the W. John Driscoll 2003 Grantor Retained Annuity Trust dated July 29, 2003. If the over-allotment option is exercised in full, W. John Driscoll Trustee of the W. John Driscoll 2003 Grantor Retained Annuity Trust dated July 29, 2003 will sell an additional 168,000 shares. The address for Mr. Driscoll is 30 East Seventh Street, Suite 2000, St. Paul, MN 55101.

(7)	Includes 4,273,586 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI, L.P., 144,249 shares of common stock issuable upon conversion of preferred stock owned by Patricof Private Investment Club III, L.P., 349,310 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI-A C.V. and 232,853 shares of common stock owned by APAX Excelsior VI-B C.V. Mr. Landau is an officer and shareholder of Apax Managers, Inc., the general partner of APAX Excelsior VI Partners, L.P., which is the general partner of each of the affiliated limited partnerships that hold shares of our stock. Mr. Landau disclaims beneficial ownership of all such shares except to the extent of his indirect pecuniary interest therein. The shares being offered include 726,509 shares offered by APAX Excelsior VI,

L.P., 24,523 shares offered by Patricof Private Investment Club III, L.P., 59,383 shares offered by APAX Excelsior VI-A C.V. and 39,585 shares offered by APAX Excelsior VI-B C.V. If the over-allotment option is exercised in full, APAX Excelsior VI, L.P. will sell an additional 128,208 shares, Patricof Private Investment Club III, L.P. will sell an additional 4,327 shares, APAX Excelsior VI-A C.V. will sell an additional 10,479 shares and APAX Excelsior VI-B C.V. will sell an additional 6,986 shares. The address for Mr. Landau is 445 Park Avenue, New York, NY 10022.

(8)	Includes 4,835,998 shares of common stock and 3,501,829 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners V, L.P. Mr. Sefton is a general partner of Itasca Partners V, LLP, the general partner of Norwest Equity Partners V, L.P. Mr. Sefton disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. Also includes 271,285 shares of common stock issuable upon conversion of preferred stock owned by Minnesota Private Equity Fund, L.P. Mr. Sefton is the general partner of Minnesota Private Equity Fund, L.P. The shares being offered include 1,326,850 shares offered by Norwest Equity Partners V, L.P. and 33,150 shares offered by Minnesota Private Equity Fund, L.P. If the over-allotment option is exercised in full, Norwest Equity Partners V, L.P. will sell an additional 234,150 shares and Minnesota Private Equity Fund, L.P. will sell an additional 5,850 shares. The address for Mr. Sefton is 3001 Hennepin Avenue, Suite D-210, Minneapolis, MN 55408.

(9)	Includes 450,000 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004. Also includes 201,554 shares of common stock and 12,500 shares of common stock issuable upon conversion of preferred stock owned by Windsor Aviation, Inc. Mr. Akradi owns 50% of the voting stock of Windsor Aviation. If the over-allotment option is exercised in full, Bahram Akradi will sell 80,000 shares and Windsor Aviation, Inc. will sell 40,000 shares.

(10)	Includes 40,000 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004.

(11)	Includes 41,000 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004.

(12)	Includes 140,700 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004. Also includes 201,554 shares of common stock and 12,500 shares of common stock issuable upon conversion of preferred stock owned by Windsor Aviation, Inc. Mr. Rowland owns 50% of the voting stock of Windsor Aviation. If the over-allotment option is exercised in full, Windsor Aviation, Inc. will sell 40,000 shares.

(13)	Includes 61,000 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004.

(14)	Includes 12,000 shares of common stock underlying options issued to one non-employee director and 780,700 shares of common stock underlying options issued to six executive officers that are exercisable within 60 days of May 31, 2004.

(15)	Includes 31,250 shares of common stock issuable upon conversion of preferred stock. Wheelock Whitney and Benson K. Whitney each exercises voting and investment control of the shares beneficially owned by WWF & Co.

(16)	Sandy Watschke, as President of Fortune Realty, Inc., the general partner of Eagan 30.7C, exercises voting and investment control of the shares beneficially owned by Eagan 30.7C.

(17)	E.R. Middleton, F.T. Weyerhaeuser & A.E. Zaccaro, as trustees of the trust, acting by unanimous approval share voting and investment control of the shares beneficially owned by the trust.

(18)	Includes 68,571 shares of common stock issuable upon conversion of preferred stock. Lloyd Benson, David Crosby, Addison Piper, Paul Grangaard and Paul Karos acting by majority approval share voting and investment control of the shares beneficially owned by the fund.

(19)	Includes 271,285 shares of common stock issuable upon conversion of preferred stock. Stephen R. Sefton, as President of Equity Research, Inc., the general partner of Minnesota Private Equity Fund, L.P., exercises voting and investment control of the shares beneficially owned by Minnesota Private Equity Fund, L.P.

(20)	Includes 247,321 shares of common stock issuable upon conversion of preferred stock. Antares Capital Corporation is governed by a board of directors that has authorized four managing directors and 10 directors, each of whom exercises voting and investment control of the shares beneficially owned by Antares Capital Corporation.

(21)	Includes 12,500 shares of common stock issuable upon conversion of preferred stock. Bahram Akradi and Stephen F. Rowland, Jr. each exercises voting and investment control of the shares beneficially owned by Windsor Aviation, Inc.

(22)	Includes 160,000 shares owned by a trust of which Mr. Schultz is the sole trustee and beneficiary and Mr. Schultz exercises voting and investment control of the shares beneficially owned by the trust.

(23)	Loran F. and Judith A. Pilling are the beneficial owners of, and share voting and investment control of, the shares owned by Atwell & Co.

(24)	James L. Ecker exercises voting and investment control of the shares beneficially owned by SPEC Investments.

(25)	Mr. Nugent was Secretary of our company until September 2001 and the Chief Financial Officer of our company until October 2001.

(26)	Includes 112,500 shares of common stock issuable upon conversion of preferred stock. U.S. Bancorp Piper Jaffray ECM Fund II, LLC is managed by an Investment Committee that acts by majority approval, the members of which are currently Tom Schnettler, Robert Peterson, Brad England, Roderick Dolan, Mark Donahoe, Chad Abraham, Tim Hayden, Scott Davidson, Murray Huneke, Jon Salveson, Gary Petrucci and Ted Christianson.

(27)	Includes 15,200 shares of common stock underlying options that are exercisable within 60 days of May 31, 2004. Mr. Hall is an area director for our company.

(28)	Jay Salmen exercises voting and investment control of the shares beneficially owned by T. Jay Salmen & Associates, Inc.

(29)	Richard Townsend and Robin Smith, as investment advisors to the venture funds through which Sargent Management Co. holds its shares, each exercises voting and investment control of the shares beneficially owned by Sargent Management Co.

(30)	The Ankeny Trusts include 21 separate family trusts. Don Ankeny and Phil Ankeny each exercises voting and investment control of the shares beneficially owned by the Ankeny Trusts.

(31)	James L. Ecker exercises voting and investment control of the shares beneficially owned by Ecker Family Limited Partnership.

(32)	Alice L. and Chuck Wold each exercises voting and investment control of the shares beneficially owned by Wold Family Limited Partnership.

(33)	Richard Townsend exercises voting and investment control of the shares beneficially owned by the trust.

(34)	Includes 10,669 shares of common stock issuable upon conversion of preferred stock. Ms. Quam was a director on our board of directors until February 2002.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.02 per share, and 10,000,000 shares of preferred stock, par value $0.02 per share. As of May 31, 2004, the following shares of stock, and rights to purchase stock, were outstanding:

•	16,196,332 shares of common stock held of record by 128 shareholders;

•	1,000,000 shares of Series B preferred stock held by nine shareholders;

•	4,500,000 shares of Series C preferred stock held by five shareholders;

•	1,946,250 shares of Series D preferred stock held by 23 shareholders; and

•	options to purchase 2,966,350 shares of common stock.

As of May 31, 2004, each share of Series B preferred stock was convertible into 4.571428 shares of common stock, each share of Series C preferred stock was convertible into one share of common stock and each share of Series D preferred stock was convertible into one share of common stock. The conversion ratio of each of the Series C preferred stock and Series D preferred stock will be adjusted to 1.25 shares of common stock for each share of Series C preferred stock and Series D preferred stock if the initial public offering price of our common stock is less than $30.00 per share and does not yield a 30% internal rate of return with respect to such series based on the date of purchase.

Common Stock

      The holders of our common stock:

•	have the right to receive ratably any dividends from funds legally available therefor, when, as and if declared by our board of directors,

•	are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of the affairs of our company, and

•	are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders.

      All shares of our common stock now outstanding are fully paid and nonassessable and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our common stock.

      The holders of our common stock do not have cumulative voting rights. Subject to the rights of any future series of preferred stock, the holders of more than 50% of such outstanding shares voting for the election of our directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

      Upon completion of this offering, all of our issued and outstanding Series B preferred stock, Series C preferred stock and Series D preferred stock will be converted into an aggregate of 12,629,233 shares of common stock. The conversion will occur at the applicable conversion price of each series of preferred stock, as provided in our articles of incorporation.

Undesignated Preferred Stock

      Under governing Minnesota law and our amended and restated articles of incorporation, no action by our shareholders is necessary, and only action of our board of directors is required, to authorize the issuance of shares of undesignated preferred stock. Our board of directors is empowered to establish, and to designate the name of, each class or series of the undesignated preferred shares and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences. Accordingly, our board of directors, without shareholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock and delaying or preventing a change in control of our company without further action by our shareholders. Our board of directors has no present plans to issue any shares of preferred stock.

Registration Rights

      The purchasers of our preferred stock have demand registration and piggyback registration rights under the terms of our preferred stock purchase agreements.

      The demand registration rights as to 17,709,210 shares of common stock issued, or issuable upon conversion of preferred stock, to holders of each series of our preferred stock may be exercised at any time after the expiration of the lock-up period in connection with the initial public offering of our common stock. Each series of preferred stock may demand registration of the shares of common stock issued or issuable upon conversion of that series upon a request by holders of a majority of such shares. For purposes of these demand registration rights, holders of Series C preferred stock and Series D preferred stock vote together as one series. There is no limit on the number of demand registrations on Form S-3 that such holders may request.

      Each of these holders also has certain piggyback registration rights. If we propose to register any securities under the Securities Act of 1933, as amended, or the Securities Act, for our own account or for the account of our shareholders, holders of piggyback rights may require that we include all of their registrable securities in such registration. In connection with any such offering, the managing underwriter thereof can limit the number of shares held by persons with piggyback registration rights to be included in such registration.

      We will be responsible for all expenses incurred in connection with the registration rights described above.

Anti-Takeover Provisions

      Certain provisions of Minnesota law and our articles of incorporation and bylaws described below could have an anti-takeover effect. These provisions are intended to provide management with flexibility in responding to an unsolicited takeover offer and to discourage certain types of unsolicited takeover offers for our company. However, these provisions could have the effect of discouraging attempts to acquire us, which could deprive our shareholders of opportunities to sell their shares at prices higher than prevailing market prices.

      Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock from a person, other than us and other than in connection with certain mergers and exchanges to which we are a party, that results in the acquiring person owning 20% or more of our voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of our disinterested shareholders and a majority vote of all of our shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us during a specified time period.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits us or any of our subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of our voting stock then outstanding. An exception is provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of our board of directors composed of one or more disinterested directors.

      The Minnesota Business Corporation Act contains a “fair price” provision in Section 302A.675. This provision provides that no person may acquire any of our shares within two years following the person’s last purchase of our shares in a takeover offer unless all shareholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer.

      Section 302A.553, subdivision 3, of the Minnesota Business Corporation Act prohibits us from purchasing any voting shares owned for less than two years from a holder of more than 5% of our outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of our shareholders or if we make a repurchase offer of equal or greater value to all shareholders.

      Our articles of incorporation provide that the holders of our common stock do not have cumulative voting rights. For the shareholders to call a special meeting, our bylaws require that at least 10% of the voting power must join in the request, except that a special meeting to take action concerning a business combination requires that at least 25% of the voting power join in the request. Our articles of incorporation give our board of directors the power to issue any or all of the shares of undesignated preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. Our board of directors also has the right to fill vacancies of the board, including a vacancy created by an increase in the board of directors.

      Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by us not less than 90 days prior to the date fixed for the annual meeting, and must contain certain information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the shareholders submitting the proposal.

Transfer Agent and Registrar

      The Transfer Agent and Registrar with respect to our common stock will be Wells Fargo Bank, N.A.

Listing

      Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “LTM.”

SHARES ELIGIBLE FOR FUTURE SALE

      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of May 31, 2004, and assuming the automatic conversion of all outstanding shares of our preferred stock into 12,629,233 shares of our common stock upon the completion of this offering, we will have 33,209,142 shares of our common stock outstanding. Of these shares, the 9,900,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining 23,309,142 shares of our common stock outstanding upon completion of this offering are deemed “restricted securities” under Rule 144 or Rule 701 under the Securities Act. Of these restricted securities, 513,418 shares will be eligible for sale in the public market on the date of this prospectus and an additional 500 shares of our common stock will be eligible for sale in the public market pursuant to Rule 701 and Rule 144 commencing 90 days from the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional 22,795,224 shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or 701.

      Rule 144. In general, under Rule 144 under the Securities Act, a person, or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 332,091 shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

      Rule 144(k). Under Rule 144(k), a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who owns shares that were acquired from the issuer or an affiliate at least two years ago is entitled to sell the shares without complying with the manner of sale, public information, volume limitations or notice of sale provisions of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

      Rule 701. Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. As a result, most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

      Lock-Up Agreements. We, the selling shareholders, our officers and directors and certain other shareholders have agreed that, during the period beginning on the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly:

•	offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or

•	enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The lock-up agreements permit transfers of shares of common stock purchased in the open market and, subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the shareholder.

      Registration Rights. Following this offering, under specified circumstances and subject to customary conditions, holders of approximately 17,709,210 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Sales of these shares pursuant to such registration would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights.”

      Stock Options. Following this offering, we intend to file with the Securities and Exchange Commission registration statements under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. The registration statements are expected to become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under these registration statements will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a “non-U.S. holder” as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

      An individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

      This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

      If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

      The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. We advise each prospective investor to consult its own tax advisor regarding the personal federal, state, local and non-U.S. tax consequences with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

      As described under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below.

      Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

      Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

•	a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for foreign simple trusts and foreign grantor trusts.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

      To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we currently may be, or in the future may become, a USRPHC. However, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock and we were a USRPHC at any time during such period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the periods described above or our common stock is not “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%.

      The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28%, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident of the Untied States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated June 29, 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	3,366,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,079,000
Banc of America Securities LLC	1,485,000
UBS Securities LLC	1,485,000
Piper Jaffray & Co.	990,000
William Blair & Company, L.L.C.	495,000

Total	9,900,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 391,364 additional shares from us and an aggregate of 1,093,636 additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.777 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$1.295	$1.295	$5,676,732	$6,183,549
Expenses payable by us	$0.342	$0.314	$1,500,000	$1,500,000
Underwriting discounts and commissions paid by the selling shareholders	$1.295	$1.295	$7,143,768	$8,560,026
Expenses payable by the selling shareholders	$0	$0	$0	$0

      The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. This 180-day period may be extended by Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in order to enable the underwriters to comply with NASD Rule 2711(f)(4), which restricts, subject to certain exceptions, any of the underwriters from publishing or otherwise distributing a research report concerning us within 15 days of the expiration, waiver or termination of this 180-day period.

      Our officers, directors, the selling shareholders and certain other shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. This 180-day period may be extended by Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in order to enable the underwriters to comply with NASD Rule 2711(f)(4), which restricts, subject to certain exceptions, any of the underwriters from publishing or otherwise distributing a research report concerning us within 15 days of the expiration, waiver or termination of this 180-day period.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our shares of common stock have been approved for listing on the New York Stock Exchange. In connection with the listing of the common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

      Some of the underwriters or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of Merrill Lynch is a lender under one of our current credit facilities and a former affiliate of Piper Jaffray & Co. is a lender under another credit facility. In connection with our application of the net proceeds of this offering, less than 10% of such proceeds to us will be used to repay indebtedness to the affiliate of Merrill Lynch.

      Through various private placements from 1996 through 2001, Piper Jaffray & Co. owns, directly or through its affiliates, 239,999 shares of our common stock, 15,000 shares of our Series B preferred stock and 106,250 shares of our Series D preferred stock. Upon the conversion of all of our outstanding preferred stock in connection with this offering, it will, directly or indirectly, own 441,382 shares of our common stock assuming that the preferred stock converts into common stock at the respective conversion ratios determined based on the assumption that all possible conversion ratio adjustments that could cause the number of shares of common stock to be issued to increase will have occurred.

      The following selling shareholders are affiliates of broker-dealers: Norwest Equity Partners; W. John Driscoll; E.R. Middleton, F.J. Weyerhaeuser & A.E. Zaccaro, Trustees u/a T/A executed by Margaret W. Driscoll June 13, 1958 FBO W. John Driscoll; Piper Jaffray Investors Fund XI; Antares Capital Corporation; and U.S. Bancorp Piper Jaffray ECM Fund II, LLC. Such selling shareholders have purchased their shares of our stock in the ordinary course of business, and at the time of the purchase of the shares to be sold in this offering, such selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares. All selling shareholders may be deemed to be underwriters in connection with this offering.

      There has been no public market for our common stock prior to this offering. We and the underwriters have negotiated the initial offering price. In determining the price, we and the underwriters considered a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings;

•	our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      We and the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial offering price.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format will be made available on the web sites maintained by certain of the underwriters, or selling group members, if any, participating in this offering. The representatives will agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the web sites is not part of this prospectus.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and, if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Life Time Fitness, Inc. and its consolidated subsidiaries as of December 31, 2002 and December 31, 2003 and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus as to the contents of any contract, agreement or other document referred to are materially complete. As a result of this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Life Time Fitness, Inc.:

      We have audited the accompanying consolidated balance sheets of Life Time Fitness, Inc. (a Minnesota corporation) and Subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

March 5, 2004

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	December 31,		March 31,	March 31,

	2002	2003	2004	2004

			(Unaudited)	(Unaudited)
				(Note 2)

	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,860	$18,446	$2,307
Accounts receivable, net	1,209	1,217	1,244
Inventories	3,775	4,654	4,311
Prepaid expenses and other current assets	1,736	6,977	5,983
Deferred membership origination costs	6,851	7,363	7,727
Deferred tax asset	4,862	5,368	5,070
Income tax receivable	508	2,547	—

Total current assets	27,801	46,572	26,642
PROPERTY AND EQUIPMENT, net	369,387	379,193	396,524
RESTRICTED CASH	9,400	10,972	12,459
DEFERRED MEMBERSHIP ORIGINATION COSTS	5,807	5,942	6,330
OTHER ASSETS	6,629	10,667	11,925

TOTAL ASSETS	$419,024	$453,346	$453,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$15,362	$18,278	$18,356
Accounts payable	4,576	6,171	6,347
Construction accounts payable	9,356	6,522	11,069
Accrued expenses	11,131	13,105	15,920
Deferred revenue	17,195	17,836	19,729

Total current liabilities	57,620	61,912	71,421
LONG-TERM DEBT, net of current portion	215,958	214,954	200,755
DEFERRED RENT LIABILITY	2,044	2,660	2,826
DEFERRED INCOME TAXES	12,968	23,196	22,052
DEFERRED REVENUE	12,708	11,667	12,113

Total liabilities	301,298	314,389	309,167

COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE PREFERRED STOCK:
Series B redeemable preferred stock, $.02 par value; 1,000,000 shares authorized, issued and outstanding each period	25,604	27,003	27,352	$—
Series C redeemable preferred stock, $.02 par value; 4,500,000 shares authorized, issued and outstanding each period	51,999	56,029	57,030	—
Series D redeemable preferred stock, $.02 par value; 2,000,000 shares authorized, 1,946,250 shares issued and outstanding each period	21,576	23,133	23,520	—

Total redeemable preferred stock	99,179	106,165	107,902	—

SHAREHOLDERS’ EQUITY:
Undesignated preferred stock, 2,500,000 shares authorized; none issued or outstanding
Common stock, $.02 par value, 50,000,000 shares authorized; 15,953,857, 16,146,607, 16,156,332 and 28,785,573 (pro forma) shares issued and outstanding, respectively	319	323	323	543
Additional paid-in capital	17,091	17,714	17,823	125,505
Retained earnings	1,137	14,755	18,665	18,665

Total shareholders’ equity	18,547	32,792	36,811	144,713

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$419,024	$453,346	$453,880	$453,880

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

							Pro Forma
							for the
				Pro Forma for			Three
				the Year	For the		Months
	For the Year Ended			Ended	Three Months Ended		Ended
	December 31,			December 31,			March 31,
					March 31,	March 31,
	2001	2002	2003	2003	2003	2004	2004

				(Unaudited)			(Unaudited)
				(Note 2)	(Unaudited)		(Note 2)

	(In thousands, except per share data)
REVENUE:
Membership dues	$94,652	$132,124	$171,596		$39,919	$49,179
Enrollment fees	13,584	18,564	20,594		4,906	4,846
In-center revenue	25,191	38,270	54,237		12,931	16,919

Total center revenue	133,427	188,958	246,427		57,756	70,944
Other revenue	3,240	6,208	10,515		2,525	3,226

Total revenue	136,667	195,166	256,942		60,281	74,170
OPERATING EXPENSES:
Sports, fitness and family recreation center operations	74,025	102,343	131,825		30,705	39,053
Advertising and marketing	6,350	11,722	11,045		2,690	3,680
General and administrative	12,305	14,981	18,554		5,759	5,950
Other operating	4,458	10,358	16,273		3,603	4,557
Depreciation and amortization	17,280	20,801	25,264		5,833	6,947
Impairment charge	—	6,952	—		—	—

Total operating expenses	114,418	167,157	202,961		48,590	60,187

Income from operations	22,249	28,009	53,981		11,691	13,983
OTHER INCOME (EXPENSE):
Interest expense, net	(12,035)	(14,950)	(19,132)		(4,563)	(4,612)
Loss from extinguishment of debt	(2,911)	—	—		—	—
Equity in earnings (loss) of affiliate	(301)	333	762		151	253

Total other income (expense)	(15,247)	(14,617)	(18,370)		(4,412)	(4,359)

INCOME BEFORE INCOME TAXES	7,002	13,392	35,611		7,279	9,624
PROVISION FOR INCOME TAXES	3,019	5,971	15,006		3,067	3,977

NET INCOME	3,983	7,421	20,605	$20,605	4,212	5,647	$5,647
ACCRETION ON REDEEMABLE PREFERRED STOCK	6,447	7,085	6,987	—	1,723	1,737	—

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	$(2,464)	$336	$13,618	$20,605	$2,489	$3,910	$5,647

BASIC EARNINGS (LOSS) PER COMMON SHARE	$(0.20)	$0.02	$0.85	$0.72	$0.16	$0.24	$0.20

DILUTED EARNINGS (LOSS) PER COMMON SHARE	$(0.20)	$0.02	$0.72	$0.68	$0.15	$0.19	$0.18

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

	(In thousands, except share data)
BALANCE — December 31, 2000	10,648,000	$213	$7,348	$3,265	$10,826
Common stock issued upon exercise of stock options	74,500	1	69	—	70
Common stock issued in connection with Series A redeemable preferred stock conversion	2,539,991	51	4,531	—	4,582
Accretion on redeemable preferred stock	—	—	—	(6,447)	(6,447)
Net income				3,983	3,983

BALANCE — December 31, 2001	13,262,491	265	11,948	801	13,014
Common stock issued upon exercise of stock options	151,380	3	319	—	322
Common stock issued in connection with Series A redeemable preferred stock conversion	2,539,986	51	4,824	—	4,875
Accretion on redeemable preferred stock				(7,085)	(7,085)
Net income	—	—	—	7,421	7,421

BALANCE — December 31, 2002	15,953,857	319	17,091	1,137	18,547
Common stock issued upon exercise of stock options	192,750	4	407	—	411
Tax benefit upon exercise of stock options	—	—	216	—	216
Accretion on redeemable preferred stock	—	—	—	(6,987)	(6,987)
Net income	—	—	—	20,605	20,605

BALANCE — December 31, 2003	16,146,607	$323	$17,714	$14,755	$32,792
Common stock issued upon exercise of stock options (unaudited)	9,725	—	24	—	24
Compensation related to stock options (unaudited)	—	—	85	—	85
Accretion on redeemable preferred stock (unaudited)	—	—	—	(1,737)	(1,737)
Net income (unaudited)	—	—	—	5,647	5,647

BALANCE — March 31, 2004 (unaudited)	16,156,332	$323	$17,823	$18,665	$36,811

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the Three
	For the Year Ended			Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,983	$7,421	$20,605	$4,212	$5,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,280	20,801	25,264	5,833	6,947
Deferred income taxes	6,968	819	9,722	3,596	(847)
Impairment charge	—	6,952	—	—	—
Loss on disposal of property, net	39	162	745	—	107
Amortization of deferred financing costs	1,476	529	1,053	266	244
Tax benefit from exercise of stock options	—	—	216	—	—
Compensation cost related to stock options	—	—	—	—	85
Changes in operating assets and liabilities	2,863	6,874	(5,029)	924	8,600

Net cash provided by operating activities	32,609	43,558	52,576	14,831	20,783
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment (excluding non-cash purchases supplementally noted below)	(54,276)	(27,508)	(41,315)	(2,003)	(22,488)
Increase (decrease) in construction accounts payable	(2,394)	(1,632)	(2,834)	(962)	4,547
Proceeds from sale of property	138	133	23,740	8	1,203
Decrease (increase) in other assets	451	(859)	(2,495)	(473)	(1,308)
Increase in restricted cash	(7,847)	(1,484)	(1,572)	207	(1,486)

Net cash used in investing activities	(63,928)	(31,350)	(24,476)	(3,223)	(19,532)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (costs related to) sale of preferred stock, net	19,389	(4)	—	—	—
Proceeds from long-term borrowings	128,220	21,919	1,925	(93)	8,315
Repayments on long-term borrowings	(117,632)	(27,249)	(18,119)	(3,350)	(25,581)
Increase in deferred financing costs	(1,802)	(544)	(2,731)	(129)	(148)
Proceeds from exercise of stock options	70	322	411	130	24

Net cash provided by (used in) financing activities	28,245	(5,556)	(18,514)	(3,442)	(17,390)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,074)	6,652	9,586	8,166	(16,139)
CASH AND CASH EQUIVALENTS — Beginning of period	5,282	2,208	8,860	8,860	18,446

CASH AND CASH EQUIVALENTS — End of period	$2,208	$8,860	$18,446	$17,026	$2,307

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for interest, net of capitalized interest of $1,860, $1,647, $1,315, $375 and $344 respectively	$12,653	$14,201	$17,821	$4,412	$4,354

Cash payments for income taxes	$245	$3,900	$7,107	$160	$1,323

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment purchases financed through notes payable	$25,051	$47,224	$28,668	$8,911	$2,954

Property and equipment purchases financed through capital lease obligations	$15,596	$12,700	$11,863	$1,826	$145

Property and equipment debt paid directly from sale proceeds	$—	$—	$22,309	$—	$—

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
AND THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (UNAUDITED)
(In thousands, except share and per share data)

1.	Nature of Business

      Life Time Fitness, Inc. and the Subsidiaries (collectively, the Company) are primarily engaged in designing, building and operating sports, fitness and family recreation centers, principally in suburban locations of major metropolitan areas. As of December 31, 2003 and March 31, 2004, the Company operated 33 centers, including 14 in Minnesota, seven in Illinois, five in Michigan, two in Virginia, two in Arizona, and one each in Ohio, Indiana and Texas.

2.	Significant Accounting Policies

      Principles of Consolidation — The consolidated financial statements include the accounts of Life Time Fitness, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

      Interim Financial Statements (unaudited) — The consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and 2004, and the consolidated statement of stockholders’ equity for the three months ended March 31, 2004 have been prepared by the Company without audit. The amounts as of and for the three months ended March 31, 2003 and 2004 included within the Notes to Consolidated Financial Statements have also been prepared by the Company without audit. In the opinion of the Company’s management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows, and changes in stockholders’ equity at March 31, 2004 and for the periods ended March 31, 2003 and 2004 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year.

      Pro Forma Presentation (unaudited) — The consolidated balance sheet as of March 31, 2004 reflects the pro forma effect of the mandatory conversion of all the redeemable preferred stock into shares of common stock. The consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 reflect the pro forma effect of the mandatory conversion of all the redeemable preferred stock into shares of common stock upon the consummation of a qualified initial public offering as of January 1, 2003 and January 1, 2004, respectively. The conversion ratio assumes the maximum number of shares to be issued upon the conversion of the redeemable preferred stock.

      Pro forma basic earnings (loss) per common share (EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period presented plus the maximum number of shares to be issued upon the conversion of the redeemable preferred stock. Pro forma diluted EPS is computed similarly to pro forma basic EPS, except that the denominator is increased for the assumed conversion of dilutive stock options using the treasury stock method.

      Revenue Recognition — The Company receives a one-time enrollment fee at the time a member joins and monthly membership dues for usage from its members. The enrollment fees are nonrefundable after 30 days. Enrollment fees and related direct expenses (primarily commissions) are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. In addition, monthly membership dues paid in advance of a sports, fitness and family recreation center’s opening are deferred until the center opens. The Company offers members month-to-month memberships and recognizes as revenue the monthly membership dues in the month to which they pertain.

      The Company provides services at each of its sports, fitness and family recreation centers, including personal training, spa, café and other member services. The revenue associated with these services is

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related direct expenses (primarily commissions) are deferred and recognized when services are performed. Other revenue, which includes revenue generated from the Company’s nutritional products, media, athletic events and a restaurant, is recognized when realized and earned. For nutritional products, revenue is recognized, net of sales returns and allowances, at the time the risk of loss passes to the customer. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. Restaurant revenue is recognized at the point of sale to the customer.

      Preopening Operations — The Company generally operates a preview center up to nine months prior to the planned opening of a sports, fitness and family recreation center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs incurred during the period prior to a center opening are deferred until the center opens; however, the related advertising, office and rent expenses incurred during this period are expensed as incurred.

      Cash and Cash Equivalents — The Company considers all unrestricted cash accounts and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

      Restricted Cash — The Company is required to keep funds on deposit at certain financial institutions related to certain of its credit facilities. The Company’s lender or lenders, as the case may be, may access the restricted cash after the occurrence of an event of default, as defined under their respective credit facilities.

      Accounts Receivable — Accounts receivable is presented net of allowance for doubtful accounts and sales returns and allowances of $28, $446 and $677 as of December 31, 2001, 2002 and 2003, respectively.

      The rollforward of these allowances are as follows:

	December 31,

	2001	2002	2003

Allowance for Doubtful Accounts:
Balance, beginning of period	$—	$28	$446
Provisions	28	485	202
Write-offs against allowance	—	(67)	(107)

Balance, end of period	$28	$446	$541

Sales Returns and Allowances:
Balance, beginning of period	$—	$—	$—
Provisions	—	—	136
Write-offs against allowance	—	—	—

Balance, end of period	$—	$—	$136

      Inventories — Inventories consisted primarily of nutritional products, operational supplies and uniforms. These inventories are stated at the lower of cost or market value.

      Prepaid Expenses and Other Current Assets — Prepaid expenses and other current assets consisted primarily of prepaid insurance, other prepaid operating expenses and deposits.

      Property and Equipment — Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation is computed primarily using the straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the original lease term or the estimated useful life of the improvement.

      Property and equipment consist of the following:

		December 31,		March 31,

	Useful Lives	2002	2003	2004

				(Unaudited)
Land		$59,993	$65,223	$63,948
Buildings	3-40 years	250,380	262,557	263,159
Leasehold improvements	1-20 years	24,159	25,092	25,212
Construction in progress		15,209	13,999	32,643

		349,741	366,871	384,962
Equipment:
Fitness	7 years	32,246	37,125	37,076
Computer and telephone	3-5 years	14,402	17,696	18,307
Web-based systems	5 years	6,507	8,101	8,925
Décor and signage	5 years	2,931	3,222	3,361
Audio/visual	3-5 years	4,262	4,937	4,963
Office	7 years	5,302	5,511	5,580
Other center equipment	7 years	11,062	14,516	18,827

		76,712	91,108	97,039

Property and equipment, gross		426,453	457,979	482,001
Less accumulated depreciation		57,066	78,786	85,477

Property and equipment, net		$369,387	$379,193	$396,524

      At March 31, 2004, the Company had five sports, fitness and family recreation centers under construction in Texas.

      The Company has developed web-based systems to facilitate member enrollment and management. Costs related to these projects have been capitalized in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

      Other center equipment consists primarily of furniture, playground equipment and laundry facilities.

      Impairment of Long-lived Assets — The carrying value of long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company considers a history of consistent and significant operating losses to be its primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center level or the separate restaurant. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or the restaurant, compared to the carrying value of these assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value. For the year ended December 31, 2002, an impairment charge of $6,952 was recorded related to one of the centers designed as an urban executive facility located in downtown Minneapolis, Minnesota and a restaurant the Company operates in the same building. The urban executive facility and restaurant differ significantly

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the Company’s standard model and initial cash flow results have not been as high as projected. Additionally, these facilities are located in a more costly geographic area of downtown Minneapolis. The Company opened this center and accompanying restaurant in 2000, but did not recognize an impairment prior to December 31, 2002, as the Company determined it was too early to assess the viability of their operations.

      Other Assets — The Company records its intangible assets at cost. Amortization of financing costs is computed over the periods of the related debt financing. Other assets consist of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Financing costs	$3,155	$4,833	$4,737
Investment in unconsolidated affiliate (see Note 3)	1,404	1,553	1,806
Pre-development costs	264	512	1,116
Lease deposits	402	2,471	2,589
Earnest money deposits	483	534	647
Other	921	764	1,030

	$6,629	$10,667	$11,925

      Pre-development costs consist of legal, travel, architectural, feasibility and other direct expenditures incurred for certain prospective new center projects. Capitalization commences when acquisition of a particular property is deemed probable by management. Should a specific project be deemed not viable for construction, any capitalized costs related to that project are charged to operations at the time of that determination. Costs incurred prior to the point at which the acquisition is deemed probable are expensed as incurred. Pre-development costs capitalized in the years ended December 31, 2002 and 2003 were approximately $452 and $2,094, respectively, and approximately $1,116 in the three months ended March 31, 2004. Upon completion of a project, the pre-development costs are classified as property and equipment and depreciated over the useful life of the asset.

      Accrued Expenses — The Company records accrued expenses to properly match costs to its respective revenue. Accrued expenses consist of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Payroll related	$3,658	$4,308	$5,212
Real estate taxes	2,485	2,555	2,991
Facility operating costs	1,858	1,652	1,909
Interest	311	284	192
Insurance	—	1,283	1,436
Other	2,819	3,023	4,180

	$11,131	$13,105	$15,920

      Income Taxes — The Company files consolidated federal and state income tax returns. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported amounts of assets and liabilities and their tax bases at currently enacted tax rates. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      Earnings (Loss) per Common Share — Basic earnings (loss) per common share (EPS) is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of shares of common stock outstanding during each year. Diluted EPS is computed similarly to basic EPS, except that the numerator is adjusted to add back any redeemable preferred stock accretion and the denominator is increased for the conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed exercise of dilutive stock options using the treasury stock method.

      Accretion on redeemable preferred stock is computed based on the per share annual return on the respective series of redeemable preferred stock plus any accumulated but unpaid dividends. The discount on redeemable preferred stock attributable to offering expenses is also being accreted over the period to the mandatory redemption date. Accretion on redeemable preferred stock was as follows:

				For the Three
				Months Ended
	For the Year Ended December 31,			March 31,
Redeemable
Preferred Stock	2001	2002	2003	2003	2004

				(Unaudited)
Series A	$384	$98	$—	$—	$—
Series B	1,400	1,400	1,400	345	349
Series C	4,030	4,030	4,030	994	1,001
Series D	633	1,557	1,557	384	387

Total	$6,447	$7,085	$6,987	$1,723	$1,737

      The following table summarizes the weighted average common shares for basic and diluted EPS computations:

	December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Weighted average number of common shares outstanding — basic	12,360	15,054	16,072	15,984	16,156
Effect of dilutive stock options	—	1,376	1,522	1,340	2,043
Effect of dilutive redeemable preferred shares outstanding	—	—	11,018	10,447	11,018

Weighted average number of common shares outstanding — dilutive	12,360	16,430	28,612	27,771	29,217

      The effect of the shares issuable upon the conversion of redeemable preferred stock was not included in the calculation of diluted EPS for the year ended December 31, 2002 and the effect of the shares issuable upon both the conversion of redeemable preferred stock and the effect of stock options were not included in the calculation of diluted EPS for the year ended December 31, 2001 as they were antidilutive. The number of equivalent shares excluded from the computation of diluted EPS was 14,247,600, 11,323,000 and 0 for the years ended December 31, 2001, 2002 and 2003, respectively, and 0 for the three months ended March 31, 2003 and 2004.

      Stock-Based Compensation — The Company has stock option plans for employees and accounts for these option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. For more information on the Company’s stock-based compensation plans, see Note 6.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company’s net income (loss) applicable to common shareholders, basic EPS and diluted EPS would have been reduced to the following pro forma amounts:

				For the Three
	For the Year Ended			Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Net income (loss) applicable to common shareholders — basic:
As reported	$(2,464)	$336	$13,618	$2,489	$3,910

Pro forma	$(3,043)	$(598)	$12,702	$2,289	$3,606

Basic earnings (loss) per common share:
As reported	$(0.20)	$0.02	$0.85	$0.16	$0.24

Pro forma	$(0.25)	$(0.04)	$0.79	$0.14	$0.22

Net income (loss) applicable to common shareholders — diluted:
As reported	$(2,464)	$336	$20,605	$4,212	$5,647

Pro forma	$(3,043)	$(598)	$19,689	$4,012	$5,343

Diluted earnings (loss) per common share:
As reported	$(0.20)	$0.02	$0.72	$0.15	$0.19

Pro forma	$(0.25)	$(0.04)	$0.69	$0.14	$0.18

      The weighted-average fair value of options granted was $4.64, $4.42 and $4.15 for the years ended December 31, 2001, 2002 and 2003, respectively, and $3.30 and $0 for the three months ended March 31, 2003 and 2004, respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:

	December 31,

	2001	2002	2003

Risk-free interest rate	4.4%	4.0%	3.0%
Expected dividend yield	—	—	—
Expected life in years	6	6	6
Volatility	57.5%	54.2%	38.3%

      The volatility assumptions presented are based on an average of the volatility assumptions reported by a peer group of publicly traded companies.

      Fair Value of Financial Instruments — The carrying amounts related to cash and cash equivalents approximate fair value due to the relatively short maturities of such instruments. The fair value of long-term debt approximates the carrying value and is based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. The Company uses estimates for such items as depreciable lives, volatility factors in determining fair value of option grants, tax provisions, provisions for uncollectible receivables and for calculating the amortization period for deferred enrollment fee revenue and associated direct costs (based on the weighted average expected life of center memberships). The Company revises the recorded estimates when better information is available, facts change, or the Company can determine actual amounts. Those revisions can affect operating results.

      Interest Income — Interest income included in interest expense, net, for the years ended December 31, 2001, 2002 and 2003 was $185, $196 and $337, respectively, and $113 and $36 for the three months ended March 31, 2003 and 2004, respectively.

      Supplemental Cash Flow Information — Changes in operating assets and liabilities, reflecting increases (decreases) in cash, are as follows:

				For the Three Months
	For the Year Ended December 31			Ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

Accounts receivable	$(409)	$204	$(8)	$188	$(27)
Income tax receivable	(1,502)	1,862	(2,039)	(614)	2,547
Inventories	(651)	(2,444)	(879)	(999)	343
Prepaid expenses and other current assets	3,005	(433)	(5,241)	592	994
Deferred membership origination costs	(2,407)	(1,494)	(647)	(498)	(752)
Accounts payable	(1,831)	2,123	1,595	172	176
Accrued expenses	976	3,054	1,974	1,187	2,815
Deferred revenue	5,152	3,358	(400)	902	2,339
Deferred rent liability	530	644	616	(6)	165

	$2,863	$6,874	$(5,029)	$924	$8,600

      The Company’s capital expenditures were as follows:

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)

Cash purchases of property and equipment	$54,276	$27,508	$41,315	$2,003	$22,488
Non-cash property and equipment purchases financed through notes payable	25,051	47,224	28,668	8,911	2,954
Non-cash property and equipment purchases financed through capital lease obligations	15,596	12,700	11,863	1,826	145

Total capital expenditures	$94,923	$87,432	$81,846	$12,740	$25,587

      New Accounting Pronouncements — In May 2003, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standard, Accounting for Certain Financial Instruments

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with Characteristics of Both Liabilities and Equity (SFAS No. 150). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. For public entities, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and at the beginning of the first interim period beginning after June 15, 2003 for all existing financial instruments. As of March 31, 2004, the Company did not have financial instruments within the scope of SFAS No. 150.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 to exclude from its scope certain entities which meet the definition of a business under Emerging Issues Task Force No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. FIN 46, as revised, shall be applied no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46, as revised, will not have a material impact on the Company’s financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145). FASB No. 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS No. 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of APB Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. As a result of SFAS No. 145, the loss from early extinguishment of debt of $2,911 has been reclassified from an extraordinary item to a component of continuing operations in the Company’s 2001 statement of operations.

3.	Investment in Unconsolidated Affiliate

      In December 1999, the Company, together with two unrelated organizations, formed an Illinois limited liability company named LIFE TIME Fitness Bloomingdale L.L.C. (Bloomingdale LLC) for the purpose of constructing and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. The center opened for business in February 2001. Each of the three members maintains an equal interest in Bloomingdale LLC. Pursuant to the terms of the agreement that governs the formation and operation of Bloomingdale LLC (the Operating Agreement), each of the three members contributed $2,000 to Bloomingdale LLC. The Company has no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of Bloomingdale LLC require the consent of the other members of Bloomingdale LLC. The Operating Agreement expires on the earlier of December 1, 2039 or the liquidation of Bloomingdale LLC. The Company accounts for its interest in Bloomingdale LLC on the equity method.

      On December 1, 1999, Bloomingdale LLC entered into a management agreement with the Company, pursuant to which the Company agreed to manage the day-to-day operations of the center, subject to the overall supervision by the management committee of Bloomingdale LLC, which is comprised of six members, two from each of the three members of the joint venture. The management agreement expires on December 31, 2039 unless it terminates earlier pursuant to its terms. The Company does not

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receive a management fee in connection with its duties under the management agreement, but does receive an overhead cost recovery charge equal to the lesser of (i) the lowest rate charged to any of the Company’s other sports, fitness and family recreation centers, or (ii) 9.0% of the net revenue of the Bloomingdale LLC sports, fitness and family recreation center, provided, however, that in no event would Bloomingdale LLC be charged overhead cost recovery at a rate in excess of the ratio of the Company’s total overhead expense to its total net center revenue. Overhead cost recovery charges to Bloomingdale LLC were $517, $799 and $988 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Bloomingdale LLC issued indebtedness in June 2000 in a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14,700. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee.

      Pursuant to the terms of the Operating Agreement, beginning in March 2002 and continuing throughout the term of such agreement, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, $56 per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, the Company is obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Each of the three members received distributions from Bloomingdale LLC in the amount of $281 and $614 in 2002 and 2003, respectively.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Long-Term Debt

      Long-term debt consists of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Term notes payable to insurance company, monthly interest and principal payments totaling $1,273 including interest at 8.25% to June 30, 2011, collateralized by certain related real estate and buildings	$140,045	$136,183	$135,167
Construction credit facility, monthly interest payments at the reference rate plus one-half of 1% maturing through April 2006, collateralized by certain related real estate and buildings	19,807	25,865	8,869
Revolving credit facility, interest only due monthly at interest rates ranging from LIBOR plus 4.0% to base plus 2.5%, facility expires June 30, 2005, collateralized by certain related personal property	15,000	15,000	18,000
Mortgage notes payable to bank, due in monthly installments of $51 through August 2007, including interest at 6%, collateralized by certain interests in related two centers	5,666	5,585	5,517
Mortgage note payable to bank, due in monthly installments of $37 through February 28, 2007, including interest at reference rate plus one-half of 1%, collateralized by a certain interest in one related center	5,302	3,531	3,461
Promissory note payable to bank, due in monthly installments of $40 through January 2009, including interest at 0.25% under the index rate, collateralized by a certain interest in other secured property	—	—	3,944
Special assessments payable, due in variable semiannual installments through September 2028, including interest at 6.50% to 8.50%, secured by the related real estate and buildings	1,694	1,627	1,596

Total debt (excluding obligations under capital leases)	187,514	187,791	176,554
Obligations under capital leases (see below)	43,806	45,441	42,557

Total debt	231,320	233,232	219,111
Less current maturities	15,362	18,278	18,356

Total long-term debt	$215,958	$214,954	$200,755

      In June and October 2001, the Company, through certain of its wholly owned subsidiaries, refinanced 10 of its centers pursuant to the terms of individual notes issued to an insurance company. Outstanding obligations under the notes bear interest at 8.25%. In 2001, the Company began making monthly payments of principal and interest on these obligations, based upon a 20-year amortization period. The Company’s obligations to the insurance company mature in June 2011. In connection with this refinancing, the Company incurred expenses of $2,344 in early extinguishment fees and $567 to write off loan costs related to the original debt.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In November 2002, the Company, through certain of its wholly owned subsidiaries, refinanced three additional centers pursuant to the terms of individual notes issued to an insurance company. Outstanding obligations under the notes bear interest at 8.25%. In December 2002, the Company began making monthly payments of principal and interest on these obligations, based upon a 15-year amortization period. The Company’s obligations to the insurance company mature in June 2011. In connection with this refinancing, the Company incurred expenses of $382 to write off loan costs, which are included in interest expense.

      The Company is a party to a $75,000 construction credit facility. Pursuant to the terms of the construction credit facility, the lending group has committed to make up to seven separate series loans, the purpose of which is to fund the construction costs related to completing the construction of certain centers. The commitment to continue to make loans available to the Company under this facility has been renewed by the lenders annually. The current commitment to lend expires on June 30, 2004. Borrowings under this facility are limited to the lesser of 55.0% of the total land and construction costs, or 75% of the appraised value, of the specific centers currently under construction and are due and payable no later than three years from the date of the series supplement for each series loan. As security for the obligations owing under the construction credit facility, the Company has granted mortgages on each of the specific centers that are financed by means of the construction credit facility. Interest accrues at the reference rate plus 0.5%. At December 31, 2003, $25,865 was outstanding related to three specific centers and $49,135 was available for additional borrowings under this facility. In January 2004, the Company retired all of the debt on two of the centers, totaling $17,950.

      The Company is a party to a revolving credit facility with a group of financial institutions. The revolving credit facility, as amended and restated, allows for borrowings and letters of credit of up to $55,000 (of which $15,000 is a term loan). Availability under the facility is determined based upon a multiple of operating cash flow adjusted for outstanding indebtedness, as defined therein. As of December 31, 2003, $15,000 was outstanding, $5,000 of letters of credit were outstanding and the Company had approximately $35,000 available for additional borrowings under this facility. Interest accrues at the rate of either a base rate plus 2.5% or LIBOR plus 4.0%, as the Company may elect from time to time. The revolving credit facility requires payment of commitment fees of 0.5% on unused credit availability. As of December 31, 2003, the Company is required to maintain a senior leverage ratio not in excess of 2.75 to 1.00, a total leverage ratio not in excess of 4.5 to 1.0, a fixed charge coverage ratio not in excess of 1.15 to 1.00, an interest coverage ratio not in excess of 3.0 to 1.0, an adjusted total leverage ratio not in excess of 4.0 to 1.0 and a loan to value ratio not in excess of 0.5 to 1.0. The revolving credit facility also contains covenants that, among other things, restrict the ability to incur certain additional debt, pay dividends, create certain liens and engage in certain transactions.

      In May 2001, the Company entered into a sale/leaseback transaction with respect to one of its centers. Pursuant to the terms of this transaction, the Company sold the center for $7,200. The Company did not recognize any material gain or loss on the sale of the center. The Company retired $2,900 of indebtedness related to this center. At the time of the sale, the Company simultaneously entered into a lease of the center. Pursuant to the lease, the Company has agreed to lease the center for a period of 20 years. As of December 31, 2003, the present value of the future minimum lease payments due under the lease amounted to $7,008 and is included in obligations under capital lease.

      In December 2003, the Company entered into a $35.0 million mortgage facility. The purpose of this credit facility is to refinance outstanding obligations under the construction credit facility; however, this facility could also be used to finance the construction of new centers. Borrowings under this facility are limited to 65.0% of the total land and construction cost of certain centers. Funds are available for advance within 12 months of the closing date of the credit facility and bear interest at a per annum rate equal to 4.5% plus the most current rate quoted by the Federal Reserve as the 5-year rate for U.S. Government

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Securities. Advances made under this credit facility will be amortized over a 15-year period and will be due in full on December 31, 2011. The credit facility requires that each center financed under the facility maintain a fixed charge ratio of not less than 1.0 to 1.0 during the first 18 months of the advancement of borrowings for such center and a fixed charge ratio of not less than 1.2 to 1.0 thereafter. No amounts are outstanding under this facility.

      The Company was in compliance in all material respects with all restrictive and financial covenants under its various credit facilities as of December 31, 2003.

      Aggregate annual future maturities of long-term debt (excluding capital leases) at December 31, 2003 are as follows:

2004	$5,552
2005	30,557
2006	20,472
2007	12,974
2008	5,901
Thereafter	112,335

$187,791

      The Company is a party to capital equipment leases with third parties which provide for monthly rental payments of approximately $1,489 as of December 31, 2003. The following is a summary of property and equipment recorded under capital leases:

	December 31,

	2002	2003

Land and buildings	$6,754	$6,754
Leasehold improvements	1,905	1,909
Equipment	57,973	68,596

	66,632	77,259
Less accumulated depreciation	24,668	33,776

	$41,964	$43,483

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments and the present value of net minimum lease payments on capital leases at December 31, 2003 are as follows:

2004	$16,354
2005	14,088
2006	10,094
2007	5,952
2008	2,114
Thereafter	12,216

60,818
Less amounts representing interest	15,377

Present value of net minimum lease payments	45,441
Current portion	12,726

$32,715

5.	Income Taxes

      The components of the provision for income taxes are as follows:

	December 31,

	2001	2002	2003

Current	$(3,949)	$5,152	$5,284
Deferred	6,968	819	9,722

Provision for income taxes	$3,019	$5,971	$15,006

      The provision for income taxes differs from the federal statutory rate as follows:

	December 31,

	2001	2002	2003

Income taxes computed at federal statutory rate	$2,381	$4,553	$12,464
State taxes, net of federal benefit	490	848	2,095
Other, net	148	570	447

	$3,019	$5,971	$15,006

      Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial reporting. The tax effect of temporary differences that gives rise to the deferred tax asset (liability) are as follows:

	December 31,

	2002	2003

Current deferred income tax assets:
Deferred revenue, net of related deferred costs	$3,980	$4,206
Other, net	882	1,162

	$4,862	$5,368

Noncurrent deferred income tax liabilities:
Deferred revenue, net of related deferred costs	$2,795	$1,728
Property and equipment	(14,315)	(22,711)
Other, net	(1,448)	(2,213)

	$(12,968)	$(23,196)

6.     Capital Stock

      Authorized Shares — The Company’s Articles of Incorporation, as amended, authorize the aggregate issuance of 60,000,000 shares of stock consisting of 10,000,000 shares of preferred stock, $0.02 par value per share, of which 1,000,000 shares have been designated as Series B redeemable preferred stock, 4,500,000 shares have been designated as Series C redeemable preferred stock, 2,000,000 shares have been designated as Series D redeemable preferred stock, and 2,500,000 shares are undesignated, and 50,000,000 shares of common stock, par value $0.02 per share.

      Redeemable Preferred Stock — On May 7, 2001, the holders of the Series A redeemable preferred stock elected to convert certain of the Series A redeemable preferred stock into common stock. At a conversion ratio of 1 to 5.3, the Company issued 2,539,991 shares of its common stock in exchange for the retirement of 479,244 shares of the Series A redeemable preferred stock. On May 7, 2002, the holders of the Series A redeemable preferred stock elected to convert the remaining 479,243 shares of Series A redeemable preferred stock. Under the same conversion ratio the Company issued 2,539,986 shares of its common stock in exchange for the retirement of the remaining 479,243 shares of Series A redeemable preferred stock.

      In connection with a stock purchase agreement dated December 8, 1998, the Company sold 1,000,000 shares of Series B redeemable preferred stock for $20.00 per share (less offering expenses of $84). The Series B redeemable preferred stock is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series B certificate of designation, as amended, and is convertible into common stock, unless previously redeemed, at a 1:4.571428 conversion ratio, subject to adjustment in certain events. This conversion ratio, which was previously 1:4, was adjusted on December 31, 2003 pursuant to the Series B certificate of designation, as amended, to reflect the reduction of the conversion price to 87.5% of the original conversion ratio as the Company did not achieve certain per share net income targets for the 12-month period ended December 31, 2003. In addition, the Series B redeemable preferred stock is subject to mandatory redemption in equal amounts on December 31, 2004 and 2005. The per share redemption price is $20.00, plus an amount representing a per share annual return of 7%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the preferred stock balance to reflect the redemption amount, if not previously converted into common shares.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with a stock purchase agreement dated August 16, 2000, the Company sold 4,500,000 shares of Series C redeemable preferred stock for $10.00 per share (less offering expenses of $2,578). The Series C redeemable preferred stock is convertible into common stock, unless previously redeemed, at a 1:1 conversion ratio, and is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series C certificate of designation, as amended. In addition, the Series C redeemable preferred stock is subject to mandatory redemption on August 16, 2006. The per share redemption price is $10.00, plus an amount representing a per share annual return of 8%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the preferred stock balance to reflect the redemption amount, if not previously converted into common shares. The discount on the preferred stock attributable to offering expenses is being accreted to the preferred stock balance over a six-year period.

      In connection with a stock purchase agreement dated July 19, 2001, the Company sold 1,946,250 shares of Series D redeemable preferred stock for $10.00 per share (less offering expenses of $72). The Series D redeemable preferred stock is convertible into common stock, unless previously redeemed, at a 1:1 conversion ratio, and is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series D certificate of designation, as amended. In addition, the Series D redeemable preferred stock is subject to mandatory redemption on August 16, 2006. The per share redemption price is $10.00, plus an amount representing a per share annual return of 8%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the redeemable preferred stock balance to reflect the redemption amount, if not previously converted into common shares.

      In connection with the sale of its Series D redeemable preferred stock, the Company agreed that the conversion ratio for each of the Series C and the Series D redeemable preferred stock would be adjusted from 1:1 to 1:1.25, in the event that a change of ownership of the Company occurs, including a qualifying initial public offering, and the return on investment for the holders of the Series C and the Series D redeemable preferred stock realized in connection with the change of ownership does not achieve a certain rate of return with respect to such series, as defined in the Series C and Series D certificates of designation, based on the date of purchase.

      No dividends were declared on any of the redeemable preferred stocks for the years ended December 31, 2001, 2002 and 2003.

      Stock Options — During 1994, the Company granted options to acquire an aggregate of 320,000 shares of common stock with an exercise price of $0.75 per share to members of the Board of Directors. As of December 31, 2003, no options remained outstanding related to the 1994 grant.

      During 1996, the Company adopted the FCA, Ltd. 1996 Stock Option Plan (the 1996 Plan), which reserved up to 2,000,000 shares of the Company’s common stock for issuance under the 1996 Plan. Under the 1996 Plan, the Board of Directors have the authority to grant incentive and nonqualified options to purchase shares of the Company’s common stock to eligible employees, directors, and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2003, the Company had granted a total of 1,700,000 options to purchase common stock under the 1996 Plan, of which 1,358,000 were outstanding.

      During 1998, the Company adopted the LIFE TIME FITNESS, Inc. 1998 Stock Option Plan (the 1998 Plan), which reserved up to 1,600,000 shares of the Company’s common stock for issuance. Under the 1998 Plan, the Board of Directors have the authority to grant incentive and nonqualified options to purchase shares of the Company’s common stock to eligible employees, directors and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. The 1998 Plan was amended in December 2003 by the Company’s Board of Directors and shareholders to reserve an additional 1,500,000 shares of the Company’s common stock for issuance. As of December 31, 2003, the Company had granted a total of 1,957,500 options to purchase common stock at exercise prices of $4.00 to $12.00 under the 1998 Plan, of which 1,673,475 were outstanding.

      A summary of option activity is as follows:

	Options	Exercise Price
	Outstanding	per Share

Balance — December 31, 2000	2,406,500	$0.75-8.00
Granted	322,000	8.00
Exercised	(74,500)	0.75-4.00
Canceled	(114,870)	1.66-8.00

Balance — December 31, 2001	2,539,130	0.75-8.00
Granted	345,000	8.00
Exercised	(151,380)	1.25-8.00
Canceled	(40,750)	1.67-8.00

Balance — December 31, 2002	2,692,000	0.75-8.00
Granted	636,500	8.00-12.00
Exercised	(192,750)	0.75-8.00
Canceled	(104,275)	8.00

Balance — December 31, 2003	3,031,475	$1.25-12.00

      The options granted generally vest over a period of three to five years from the date of grant. At December 31, 2003, options to purchase 1,345,550 shares were exercisable. The following table summarizes information concerning options outstanding and exercisable as of December 31, 2003:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$1.25 to $1.67	1,294,000	2.73	$1.51	654,000	$1.37
$3.00 to $4.00	337,250	5.50	3.81	337,250	3.81
$8.00 to $12.00	1,400,225	8.66	8.87	354,300	8.00

$1.25 to $12.00	3,031,475	7.66	$5.16	1,345,550	$3.73

      In December 2003, the Company granted 303,500 options to purchase common stock under the 1998 Plan at $12.00 per share. The fair value per share was determined to be $16.00, resulting in intrinsic value of $4.00 per share which the Company is recording as compensation expense of $255 per year over the weighted average vesting period of 4.8 years. The fair value of the common stock was determined on a contemporaneous basis by management. Management did not obtain an independent contemporaneous valuation at the time of the grant due to an independent valuation that was performed as of June 30, 2003. Events occurring since June 30, 2003, including the Company’s contemplated initial public offering, were considered by management in determining the value of the Company’s common stock for the December 2003 grant of stock options.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Operating Segments

      The Company’s operations are conducted mainly through its sports, fitness and family recreation centers. The Company has aggregated the activities of its centers into one reportable segment as none of the centers meet the quantitative thresholds for separate disclosure under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and each of the centers has similar expected economic characteristics, service and product offerings, customers and design. The Company’s chief operating decision maker uses EBITDA as the primary measure of segment performance. For purposes of segment financial reporting and discussion of results of operations, sports, fitness and family recreation centers represent the revenue and associated costs (including general and administrative expenses) from membership dues and enrollment fees, all in-center activities including personal training, spa, café and other activities offered to members and non-member participants and rental income. Included in the “All Other” category in the table below is operating information related to nutritional products, media, athletic events, and a restaurant, and expenses, including interest expense, and corporate assets (including depreciation and amortization) not directly attributable to sports, fitness and family recreation centers. The accounting policies of the sports, fitness and family recreation centers and operations classified as “All Other” are the same as those described in the summary of significant accounting policies.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial data and reconciling information for the Company’s reporting segment to the consolidated amounts in the financial statements are as follows:

	Sports, Fitness
	and Family
	Recreation
	Centers	All Other	Eliminations(a)	Consolidated

Segment reporting:
Three months ended March 31, 2004:
Revenues	$70,944	$3,872	$(646)	$74,170

Income before tax	$13,376	$(3,752)	$—	$9,624
Interest expense,net	4,178	434	—	4,612
Depreciation and amortization	5,589	1,358	—	6,947

EBITDA	$23,143	$(1,960)	$—	$21,183

Total assets	$381,841	$72,039	$—	$453,880

Three months ended March 31, 2003:
Revenues	$57,756	$3,251	$(726)	$60,281

Income before tax	10,511	(3,232)	—	7,279
Interest expense, net	4,331	232	—	4,563
Depreciation and amortization	4,807	1,026	—	5,833

EBITDA	$19,649	$(1,974)	$—	$17,675

Total assets	$365,667	$70,426	$—	$436,093

Year ended December 31, 2003:
Revenues	$246,427	$13,002	$(2,487)	$256,942

Income before tax	$46,803	$(11,192)	$—	$35,611
Interest expense, net	17,501	1,631	—	19,132
Depreciation and amortization	20,682	4,582	—	25,264

EBITDA	$84,986	$(4,979)	$—	$80,007

Total assets	$368,330	$85,016	$—	$453,346

Year ended December 31, 2002:
Revenues	$188,958	$8,728	$(2,520)	$195,166

Income before tax	$22,647	$(9,255)	$—	$13,392
Interest expense, net	14,250	700	—	14,950
Depreciation and amortization	16,872	3,929	—	20,801

EBITDA	$53,769	$(4,626)	$—	$49,143

Total assets	$358,207	$60,817	$—	$419,024

Year ended December 31, 2001:
Revenues	$133,427	$4,862	$(1,622)	$136,667

Income before tax	$18,894	$(11,892)	$—	$7,002
Interest expense, net	10,730	1,305	—	12,035
Depreciation and amortization	12,769	4,511	—	17,280

EBITDA	$42,393	$(6,076)	$—	$36,317

(a)	Eliminations relate to the sale of the Company’s nutritional products to the Company’s owned cafes.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Commitments and Contingencies

      Lease Commitments — The Company leases certain property and equipment under operating leases. The minimum annual payments under all noncancelable operating leases at December 31, 2003 are as follows:

2004	$7,347
2005	7,291
2006	7,390
2007	7,166
2008	6,552
Thereafter	99,609

$135,355

      Rent expense under these operating leases was $4,138, $4,890 and $6,135 for the years ended December 31, 2001, 2002 and 2003. Certain lease agreements call for escalating lease payments over the term of the lease, resulting in a deferred rent liability due to the expense being recognized on the straight-line basis over the life of the lease.

      In September 2003, the Company entered into a sale/leaseback transaction with respect to two of its Michigan centers. Pursuant to the terms of this transaction, the Company sold the centers for $42,900. The Company retired $22,390 of indebtedness related to these centers. At the time of the sale, the Company simultaneously entered into a 20-year operating lease for the centers. The gain on the sale/leaseback transaction of $504 has been deferred and is being recognized as a reduction of lease expense over the term of the lease.

      Litigation — The Company is engaged in legal proceedings incidental to the normal course of business. Although the ultimate outcome of these matters cannot be determined, management believes that the final disposition of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

      401(k) Savings and Investment Plan — The Company offers a 401(k) savings and investment plan (the 401(k) Plan) to substantially all full-time employees who have at least one year of service and 1,000 hours worked during the year and are at least 21 years of age. The Company made discretionary contributions to the 401(k) Plan in the amount of $634 and $753 for the years ended December 31, 2002 and 2003. The Company did not make a discretionary matching contribution in 2001.

      Related-Party Transactions — Certain of the Company’s refurbishing and remodeling construction projects at its centers in Minnesota were managed by a general contractor, which is primarily owned by the president of one of the Company’s wholly owned subsidiaries. The Company paid such general contractor $418 and $49 for the years ended December 31, 2001 and 2002, respectively. No such payments were made in 2003 or for the three months ended March 31, 2004.

      The Company leased one jet until June 2003 (two jets in 2001 and 2002) from an aviation company that is wholly owned by the Company’s chief executive officer and the president of a wholly owned subsidiary of the Company. Each month the Company was charged the equivalent of the debt service for the exclusive use of the jets. The Company also paid an hourly fee for the periodic use of other aircraft owned by the aviation company. Beginning in July 2003, the Company paid an hourly rate for the periodic use of the one jet owned by the aviation company. The Company was charged in total $1,053, $857 and $892 for the use of this aircraft or aircrafts, as the case may be, for the years ended December 31, 2001,

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002 and 2003. The Company purchased one jet from the aviation company for fair market value of $3,950 in January 2004.

      The Company’s chief executive officer was the landlord under a lease involving a center leased by the Company. Consequently, the Company made payments for monthly rent to its chief executive officer under such lease in the amounts of $349, $355 and $234 for the years ended December 31, 2001, 2002 and 2003, respectively. In August 2003, the Company’s chief executive officer sold his position as landlord under the lease to an entity unrelated to the Company.

      The Company leases various fitness and office equipment for use at the center in Bloomingdale, Illinois. The Company then subleases this equipment to Bloomingdale LLC. The terms of the sublease are such that Bloomingdale LLC is charged the equivalent of the debt service for the use of the equipment. The Company charged $340, $426 and $425 for the years ended December 31, 2001, 2002 and 2003.

      As noted in Note 4, in May 2001, the Company completed a transaction to sell and simultaneously lease back one of its Minnesota centers. The Company did not recognize any material gain or loss on the sale of the center. The purchaser and landlord in such transaction is an entity composed of four individuals, one of whom is the president of a wholly owned subsidiary of the Company. The Company paid rent pursuant to the lease of $880 for the years ended December 31, 2001, 2002 and 2003. In connection with the sale, the Company received a note in the amount of approximately $264 which was repaid in December 2003.

      In October 2003, the Company leased a center located within a shopping center that is owned by a general partnership in which the Company’s chief executive officer has a 50% interest. In December 2003, the Company and the general partnership executed an addendum to this lease whereby the Company leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center. The Company paid rent pursuant to this lease of $125 for the year ended December 31, 2003.

9.     Subsequent Events (unaudited)

      In April 2004, the Company’s Board of Directors adopted the Life Time Fitness, Inc. 2004 Long-Term Incentive Plan (the 2004 Plan), which reserved up to 3,500,000 shares of the Company’s common stock for issuance under the 2004 Plan. The 2004 Plan was approved by the Company’s shareholders in May 2004. Under the 2004 Plan, the Compensation Committee of the Board of Directors has the authority to grant incentive and non-qualified stock options to purchase shares of the Company’s common stock, stock appreciation rights, restricted shares, restricted share units, performance awards and other types of stock-based awards to eligible employees, non-employee directors and consultants.

      In April 2004, the Company amended its construction credit facility with a group of financial institutions that allows for borrowings of up to $75,000 to extend the term of the facility to January 1, 2006.

[Inside back cover]